                                               Filed pursuant to Rule 424(b)(4)
                                               Registration No. 333-72769

PROSPECTUS

                                6,000,000 Shares


[CAIS INTERNET LOGO]
                                  Common Stock

                                ----------------


This is the initial public offering of shares of CAIS Internet's common stock. The initial public offering price is $19.00 per share.

The common stock will be listed on the Nasdaq National Market under the symbol "CAIS."

Investing in our shares involves a high degree of risk. See "Risk Factors" beginning on page 6 for a discussion of certain factors that you should consider before you invest in the common stock being sold with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                                                             Per
                                                            Share     Total
                                                            ------ ------------
Public offering price...................................... $19.00 $114,000,000
Underwriting discounts and commissions..................... $ 1.33 $  7,980,000
Proceeds, before expenses, to us........................... $17.67 $106,020,000

                               ----------------

The underwriters may purchase up to an additional 842,100 shares of common stock from us at the public offering price less underwriting discounts solely to cover over-allotments.

Bear, Stearns & Co. Inc.

           Volpe Brown Whelan & Company

                      First Union Capital Markets Corp.

                                  Friedman Billings Ramsey

                                              Wit Capital Corporation
                                                     as e-Manager(TM)

                  This date of this prospectus is May 20, 1999

   Our trademarks and pending trademark applications include "OVERVOICE," "CAIS," "LANJACK," "MEET JACK" and "DESKJACK." This prospectus also contains our product names, trade names and trademarks and those of other entities.

                               PROSPECTUS SUMMARY

   We have prepared this summary to assist you in your review of this document. This summary highlights what we believe are the significant aspects of our business and this offering. However, we have not included all of the information that may be important to you. You should carefully read this entire document, including the specific risks described in the "Risk Factors" section beginning on page 6 and the other documents to which we refer. For more information about CAIS Internet, see "Where You Can Find More Information."

Overview

   We provide cost-effective high-speed Internet connections to both commercial and residential customers, primarily using digital subscriber line technology
(DSL) and our patented OverVoice technology. We currently offer our digital subscriber line service, "HyperDSL," in conjunction with Covad Communications Group and Bell Atlantic. We use our OverVoice technology to simultaneously transmit voice and data over a single traditional copper telephone line at speeds of up to 175 times those of 56.6k dial-up modems. An OverVoice user is therefore able to have both always-on, high-speed Internet access and complete use of the telephone at the same time over one traditional telephone line. Using our OverVoice technology and existing copper telephone wiring, we are able to create a network connecting multiple computers or web-enabled devices within a hotel, multiple dwelling unit or single family home. We believe we can offer always-on, high-speed Internet access simultaneously to multiple users in hotels and residences cost-effectively.

   As of April 16, 1999, we have installed the OverVoice technology in over 1,900 apartment units in 15 multiple dwelling unit buildings and in over 2,100 guest rooms in eight hotels. We have contracts with 11 additional hotel properties to install OverVoice in more than 2,500 guest rooms. In addition, we have national contracts with Hilton Hotels Corporation and with OnePoint Communications Corp.

   On December 23, 1998, we entered into a master agreement with Hilton, under which Hilton has licensed us the right to offer high-speed Internet access service in 225 Hilton-owned, managed or franchised hotels throughout the United States. In order to participate, each Hilton hotel must enter into an addendum to the master agreement. As of April 16, 1999, 153 of these hotels have notified Hilton that they intend to sign an addendum to participate under the terms of the master agreement.

   We have entered into a seven-year contract with OnePoint to install our OverVoice technology in certain multiple dwelling unit buildings. Under a trial agreement, we have installed OverVoice in 14 buildings within four properties. With our new contract, we anticipate that we will install OverVoice in a minimum of 30 multiple dwelling unit buildings with approximately 10,000 units. Additionally, together with OnePoint, we will market high-speed Internet services to approximately 300 additional multiple dwelling unit buildings where OnePoint has a preferential right of entry to provide Internet and other communications services.

   We believe that the demand for high-speed Internet access in single family homes and the trend toward using more than one personal computer at home, also make OverVoice a cost-effective solution for providing dedicated high-speed Internet access in single family homes and for "home networking." We currently offer our HyperDSL services to the residential market. Furthermore, we are developing a commercially deployable OverVoice solution for the single family home market, to be offered in conjunction with a HyperDSL connection.

Industry Background

   Internet access and enhanced Internet services represent two of the fastest growing segments of the telecommunications services marketplace. According to International Data Corporation, the number of Internet users in the United States who access the world wide web reached approximately 70.1 million in 1998 and is expected to grow to approximately 178.7 million by the year 2003. Currently, individuals most commonly access the Internet from home or while traveling by using a dial-up service.

   Due to the inconveniences of dial-up Internet service, most businesses that are large enough to justify the costs opt for an always-on, high-speed Internet connection, such as a T-1. Smaller businesses are also moving rapidly toward high-speed access solutions as newer technologies like digital subscriber line become available. However, until recently, high-speed Internet access has not been available to most business travelers and residents of multiple dwelling units and single family homes due to the cost and difficulty of implementing such service.

   We believe that business users have grown accustomed to the high-speed Internet access that they have at work and are increasingly seeking cost-effective options for high-speed access at home and while traveling. As a result, we believe demand is ever increasing for cost-effective, high-speed Internet connectivity in the hotel, business and residential communities.

Our Business Strategy

   Our objective is to become a leading national provider of high-speed Internet access. To achieve this objective, we intend to:

    . Offer the most cost-effective, always-on, high-speed Internet access to our customers;

    .  Roll-out our OverVoice technology nationwide;

    .  Attract end-users in hotels and multiple dwelling units;

    .  Accelerate the roll-out of our HyperDSL services;

    .  Expand our national network; and

    . Leverage the OverVoice platform to deliver future services and products.

                              Company Information

   We are located at 1255 22nd Street, N.W., Fourth Floor, Washington, D.C. 20037. Our telephone number is (202) 715-1300, and our Internet address is www.cais.com. Information available on our web site is not part of this prospectus.

                                  THE OFFERING

Common stock offered by CAIS Internet...  6,000,000 shares
Common stock to be outstanding after the
  offering..............................  18,966,105 shares. This does not include
                                          5,015,454 shares issuable pursuant to the
                                          exercise of warrants and stock options
                                          outstanding as of April 28, 1999. This figure
                                          also assumes that the underwriters do not
                                          exercise their over-allotment option.
Over-allotment option...................  Up to 842,100 shares. If the over-allotment option is exercised in full by the
                                          underwriters, the total public offering price,
                                          underwriters' discounts and net proceeds to
                                          CAIS Internet after deducting estimated fees
                                          and expenses will be $130.0 million, $9.1
                                          million and $118.6 million, respectively.
Use of proceeds.........................  To expand our business, including capital expenditures, increased sales and marketing,
                                          and for additional working capital associated
                                          with the roll-out of our OverVoice technology
                                          and digital subscriber line services. In
                                          addition, to repay indebtedness, redeem shares
                                          of Series B cumulative mandatory redeemable
                                          convertible preferred stock, finance possible
                                          strategic acquisitions of complementary
                                          businesses, customer bases, products or
                                          technologies, and for general corporate
                                          purposes.
Nasdaq National Market symbol...........  "CAIS"

                                  Risk Factors

   Investing in our shares of common stock involves a high degree of risk. You should read "Risk Factors" beginning on page 6 as well as the other cautionary statements throughout the prospectus to ensure you understand the risks associated with an investment in our common stock.

                             Additional Information

   For additional information concerning the common stock, see "Description of Capital Stock" and "Where You Can Find More Information."

                             SUMMARY FINANCIAL DATA

  The historical financial data set forth below in the Statement of Operations Data for the periods ended, or as of dates, on or prior to May 10, 1996, reflect the results of operations of Capital Area Internet Service, Inc. prior to its acquisition by CAIS Internet. This data is shown under the caption "Predecessor." The historical financial data subsequent to May 10, 1996 reflect the results of operations of CAIS Internet's continuing operations. In February 1999, CAIS Internet completed the spin-off of Cleartel Communications, Inc. (after the dissolution of Cleartel Communications Limited Partnership) and for financial reporting purposes has accounted for Cleartel Communications, Inc.'s results as discontinued operations. Accordingly, the results of operations for Cleartel Communications, Inc. have been excluded from the summary financial data below.

   The column entitled "As Adjusted" gives effect to this offering including:
  . the issuance of 6,000,000 shares of common stock in the offering and application of the net offering proceeds;
  . the conversion of the Series A convertible preferred stock into 2,827,168 shares of common stock upon the closing of the offering;
  . the redemption of $3,000,000 in aggregate face value of Series B cumulative mandatory redeemable convertible preferred stock, the payment of accrued dividends at a rate of 8% per annum thereon, and the conversion of the remaining Series B shares into 81,952 shares of common stock;
  . the repayment of remaining amounts due to Cleartel Communications, Inc.
    and amounts outstanding under our credit agreement with ING (U.S.) Capital LLC;
  . the write-off of unamortized debt discount and deferred financing costs
    (approximately $855,000 as of March 31, 1999) to be recorded upon the repayment of borrowings outstanding under our credit agreement with ING (U.S.) Capital LLC;
  . the grant to an OverVoice customer of warrants to purchase 66,667 shares of common stock which, upon the effective date of the offering, have a put option that allows the OverVoice customer to sell all of its warrants (or shares of common stock issued pursuant to the exercise of the warrants) back to CAIS Internet at the initial public offering price per share;
  . the issuance of 66,500 shares of CAIS Internet common stock to the
    OverVoice customer which will be expensed upon issuance; and . the acceleration of deferred compensation expense (approximately
    $1,553,000 as of March 31, 1999) upon the acceleration of the vesting of options to purchase common stock held by our President and Executive Vice President of Sales and Marketing on May 18, 1999.

                             SUMMARY FINANCIAL DATA
                                  (continued)


                                                 (In thousands, except per share amounts)
                                     Predecessor                                     Successor
                       --------------------------------------- -----------------------------------------------------------
                                                 Period from   Period from
                                               January 1, 1996 May 11, 1996    Year Ended               Three Months
                       Year Ended December 31,       to             to        December 31,             Ended March 31,
                       -----------------------     May 10,     December 31,   ------------             ---------------
                          1994        1995          1996           1996      1997      1998           1998        1999
                       ----------- ----------- --------------- ------------ -------  --------      ----------- -----------
                       (Unaudited) (Unaudited)                                                     (Unaudited) (Unaudited)
Statement of
 Operations Data:
Net revenues..........    $481       $2,240        $1,287         $2,410     $4,556    $5,315         $1,242      $1,609
Cost of services......     124          697           323            834      2,010     3,118            717       1,050
Operating expenses....     267          596           381          2,757      7,283    13,353(/1/)     2,704       4,533(/1/)
Interest and other
 expense (income).....       1            3            (2)           212        288     1,101             82         677
                          ----       ------        ------        -------    -------  --------        -------     -------
Income (loss) from
 continuing
 operations...........    $ 89       $  944        $  585        $(1,393)   $(5,025) $(12,257)       $(2,261)    $(4,651)
                          ====       ======        ======        =======    =======  ========        =======     =======
Dividends on preferred stock..................................   $   --     $   --   $    --         $   --      $   171
                                                                 =======    =======  ========        =======     =======
Basic and diluted loss per common share from
 continuing operations........................................   $ (0.14)   $ (0.52) $  (1.24)       $ (0.23)    $ (0.48)
                                                                 =======    =======  ========        =======     =======
Weighted-average common shares outstanding--basic
 and diluted..................................................     9,648      9,648     9,869          9,648       9,990
                                                                 =======    =======  ========        =======     =======

                                                          As of March 31, 1999
                                                          ----------------------
                                                           Actual   As Adjusted
                                                          --------  ------------
                                                               (Unaudited)
Balance Sheet Data:
Cash and cash equivalents................................ $  5,923    $ 96,866
Working (deficit) capital ...............................   (1,471)     91,952
Total assets.............................................   13,339     105,206
Long-term debt, net of current portion...................    6,489         --
Stockholders' (deficit) equity...........................  (10,335)     97,174

--------
(1) Operating expenses increased significantly in 1998 primarily due to costs relating to development and trials of OverVoice. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  RISK FACTORS

   You should carefully consider the following factors and other information in this document before you decide whether to purchase our common stock. The risks set forth below are in addition to risks that apply to most businesses.

Our performance may be difficult to evaluate since we have had a limited operating history during which we have incurred significant net losses, experienced negative cash flows and accumulated a significant deficit.

   Our limited historical operating data may make it more difficult for you to evaluate our performance. We incurred a net loss for the fiscal year ended December 31, 1997 of approximately $3.1 million, and we incurred net losses and negative cash flows from operations for the fiscal year ended December 31, 1998 in the amounts of approximately $12.9 million and $3.2 million, respectively. For the three months ended March 31, 1999, we incurred net losses and negative cash flows from operations of approximately $5.0 million and $5.5 million, respectively. On December 31, 1998 and March 31, 1999, we had a stockholders' deficit of approximately $14.8 million and $10.3 million, respectively.

   Following the completion of this offering, we believe that we will incur further losses, in part due to expenses incurred in connection with the roll-out of OverVoice. However, we cannot assure you that after incurring these additional losses and expenses:

  .  there will be an increase in revenues;

  .  we will gain profits in future operating periods; or

  . we will have sufficient cash available to meet continuing losses and/or necessary capital expenditures.

Our continued growth and expansion will place substantial burdens on our resources and personnel.

   Our business strategy depends in large part on our ability to rapidly deploy OverVoice which will require significant capital expenditures. We expect to fund our near-term capital requirements through the funds raised in this offering. However, further expansion of our business over the long term will require substantial additional capital and will likely require additional outside financing. This growth will also increase our operating complexity as well as the level of responsibility for both existing and new management personnel. As a result, in order to manage our growth, we must, among other things:

  . continue to implement and improve our operational, financial and management information systems, including our billing, accounts receivable and payables tracking, fixed assets and other financial management systems;

  .  hire and train additional qualified personnel; and

  .  continue to expand and upgrade our network infrastructure.

   We also expect that demands on our network infrastructure and technical support resources will increase rapidly as our customer base continues to grow. We may therefore experience difficulties meeting a high demand for services in the future. We cannot assure you that our infrastructure, technical support or other resources will be sufficient to facilitate this growth. As we strive to increase network utilization, there will be additional demands on our customer support, sales and marketing resources. Competition for qualified employees is intense and salaries are escalating very quickly. In addition, the process of locating such personnel with the combination of skills and attributes required to carry out our strategy is often lengthy.

To expand our network, we may need additional capital, which we may not be able to obtain.

   We intend to rapidly enhance and develop our network and effect a broad-based roll-out of OverVoice in order to attain our business goals. We intend to add at least ten additional points of presence from third-party providers in 1999 and make substantial capital investments in our own points of presence or otherwise as dictated by customer demand or strategic considerations. If we do not have enough cash from this offering, cash on hand and cash generated from our operations to meet these cash requirements, we will need to seek alternative sources of financing to carry out our growth and operating plans. We may not be able to raise cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will have to modify our growth and operating plans, which may negatively affect our ability to expand our network and facilities and offer additional services, and may adversely affect our growth.

We are required to pay ongoing royalties to Inline to use the OverVoice technology, and any failure to do so, or otherwise meet our obligations to Inline, could cause us to lose our exclusive right to use the OverVoice technology.

   We are required to pay Inline Connection Corporation royalties ranging between 3.0% and 5.5% of net sales of the OverVoice technology. In the rare cases where we do not provide the Internet access or own the OverVoice equipment installed, this percentage may be as high as 70.0%. If we sublicense the patents and pending patent applications relating to the OverVoice technology to a third party, we are required to pay Inline a percentage of the income received from the sublicense. Additionally, we have minimum annual royalty payments starting at $100,000 in 1998 and increasing to $250,000. If we fail to pay the minimum payments, or otherwise breach our agreement with Inline, we will lose our exclusive right to use the OverVoice technology in hotels and multiple dwelling units, which would eliminate our ability to offer many of our key services.

Technological change and evolving industry standards may render our services noncompetitive, unnecessary or obsolete.

   Our future success will depend, in part, on our ability to: (1) offer services that address the increasingly sophisticated and varied needs of our current and prospective customers, and (2) respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Internet access operations are characterized by:

  .  rapidly changing and unproven technology;

  .  evolving industry standards;

  .  changing customer needs; and

  .  numerous competitive services and product offerings.

   We cannot assure you that:

  . future advances in technology will be beneficial to, or compatible with, our business;

  . we will be able to incorporate such advances on a cost-effective or timely basis; or

  . our services will be necessary and cost-effective as a result of such advances.

   Although we intend to support emerging standards, we cannot assure you that industry standards will be established, or that, if established, we will be able to conform to the new standards in a timely fashion or maintain a competitive position in the market. In addition, future products, services or technologies developed by others may render our services noncompetitive, unnecessary or obsolete.

The market in which we operate is highly competitive, and we may not be able to compete effectively, especially against established industry competitors with greater marketplace presence and financial resources.

   We operate in a highly competitive environment for each of our lines of business and we believe that competition is increasing. We may not be able to compete effectively, especially against established industry competitors with greater marketplace presence and financial resources than those we possess. In addition, due to the high level of competition, competing technologies may surface which may lead to the decline in the demand for our services. The competitive environments for our different lines of business are as follows:

   OverVoice. The major groups of competitors in the business of providing high-speed Internet access to hotels and multiple dwelling units include:

  .  local exchange carriers;

  .  other digital subscriber line providers;

  .  cable TV companies and other providers using cable modems; and

  .  installation firms that upgrade existing wiring.

Many of these competitors have extensive marketplace presence and greater technological and financial resources than we do.

   The OverVoice technology also competes with technologies using other transmission media, such as coaxial cable, wireless facilities and fiber optic cable. If telecommunications service providers, hotels, multiple dwelling units or single family residences install any of these alternative transmission media, demand for OverVoice may decline.

   CAIS Internet. Our principal competitors include other major providers such as UUNET Technologies, Inc., PSINet Inc., BBN (a GTE subsidiary), and other providers of always-on high-speed Internet access including digital subscriber line services, T-1 and wireless access. To a lesser extent, we also compete for always-on and dial-up access and web services business with smaller, regional Internet service providers and cable companies that operate in the same geographic markets that we serve. Because the Internet services market has no substantial barriers to entry, we expect that competition will continue to intensify. Eventually, we expect some form of a market consolidation to occur, with those Internet service providers that furnish the most value-added solutions ultimately surviving.

   As a result of increased competition and vertical and horizontal integration in the industry, we could encounter significant pricing pressure which could cause us to significantly reduce the average selling price of some of our products and services. We might not be able to offset the effects of any such price reductions with an increase in the number of our customers, higher revenue from enhanced services, cost reductions or otherwise. Market consolidation could result in increased price and other competition in these industries. Increased price or other competition could result in erosion of our market share and could have a material adverse effect on our financial condition. We cannot assure you that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

We incur significant up-front costs to install OverVoice, which we may not be able to recover; our agreements do not contain any minimum use requirements, and some of our contracts are not exclusive.

   We have incurred, and will continue to incur, significant up-front costs installing OverVoice in hotels and multiple dwelling units. There is no guarantee that we will be able to recover such costs.

   Because our trial and long-term agreements for both hotels and multiple dwelling units generally do not contain any minimum use requirements, there is no minimum payout that we can expect to receive. Furthermore, some of our agreements do not require hotel owners and operators to offer our services exclusively. As a result owners and operators could offer services that compete with ours.

If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

   Our competitive advantage depends on certain domestic and foreign patents and patent applications relating to the OverVoice technology that we license from and jointly own with Inline Connection Corporation. Our success relies substantially on our ability to protect the OverVoice technology, both domestically and abroad. We face two major risks in connection with our intellectual property rights:

(1) Others may infringe on our intellectual property rights, resulting in:

  .  lack of competitiveness in the market;

  .  expense of time and resources to protect our patents; and

  .  dilution of the brand value of our service.

(2) Although we do not believe this to be the case, we may infringe others' patents, resulting in:

  . significant expense in defending our technology, even in the case of a frivolous suit;

  .  requirement to pay damages; and

  .  costly and potentially impracticable redesign of our technology.

Because we depend upon our suppliers and have sole and limited sources of supply for certain products and services, we are vulnerable to service interruptions and increased costs of services.

   We depend substantially on telecommunications services providers and we are unable to control the prices for these services. For example, in order to provide Internet access and other on-line services to our customers, we lease long distance fiber optic telecommunications lines from national telecommunications services providers.

   Certain of our suppliers, including regional Bell operating companies and competitive local exchange carriers, are currently subject to various price constraints, including tariff controls, which may change in the future. In addition, pending regulatory proposals may affect the prices they charge us. These regulatory changes could result in increased prices for products and services. This could reduce the profit margin for our services or require us to increase the prices which we charge our customers, which could reduce the demand for our services.

   We do not manufacture our proprietary OverVoice equipment, such as wall jacks and the OverVoice DeskJack; rather, we depend on third parties to manufacture and supply it. Any interruption in these manufacturers' operations could adversely affect our ability to meet our customers' requirements, which could cause them to use our competitors' services.

We rely on other companies to supply our network infrastructure, some of which may compete directly with us or enter into arrangements with our competitors.

   We rely on other companies to supply our network infrastructure (including telecommunications services and networking equipment) which, in the quantities and quality we require, is available only from sole or limited sources. We are, therefore, vulnerable to the possibility that our suppliers may:

  .  compete directly with us;

  .  enter into exclusive arrangements with our competitors; or

  . stop selling their products or components to us at commercially reasonable prices, or at all.

   The Internet relies on the exchange of traffic over a network of networks that is owned and operated by many parties. We currently exchange traffic with other Internet service providers with whom we maintain relationships. These exchange agreements are not regulated and may be changed. If they become regulated, modified or are altogether terminated, we may have to find alternate, more expensive means to exchange traffic, or we may not be able to do so, which could limit our ability to offer services in a particular market or increase the cost of our services, which could reduce the demand for these services.

A system failure could cause interuptions in the services we provide to our customers.

   Our operations depend upon our ability to protect our network against damage from acts of nature, power failures, telecommunications failures and similar events. Because we lease our lines from long-distance telecommunications companies, Internet providers, the regional Bell operating companies and competitive local exchange carriers, we depend upon those companies for physical repair and maintenance of those lines. Despite the precautions we and our telecommunications providers take, the occurrence of a natural disaster, fire, electrical outage or other unanticipated problems at one of our facilities may cause interruptions in the services we provide. Such interruptions in operations could limit our ability to meet our customers' requirements and reduce the demand for our services.

Viruses, break-ins and other security breaches could cause interruptions, delays or a cessation of the services we provide to our customers.

   Despite the implementation of network security measures, the core of our Internet network infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems. We may experience future interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unauthorized use could also potentially jeopardize the security of confidential information stored in our computer systems and the computer systems of our customers. Although we intend to continue to implement security measures to prevent this, these measures have occasionally been circumvented in the past, and the possibility exists that the measures we implement will be circumvented in the future. In addition, eliminating such viruses and remedying such security problems may cause interruptions, delays or cessation of service to our customers. If our security measures fail, we may lose subscribers or be sued, resulting in additional expenses and reduced profitability. We do not carry any insurance against these risks because it is unavailable at a reasonable cost.

The loss of our key personnel, or failure to hire additional personnel, could harm our business because we would lose experienced personnel and new skilled personnel are in short supply and command high salaries.

   Our success depends in significant part upon the continued service and performance of our senior management personnel and other employees who possess longstanding industry relationships and technical knowledge of our operations. While we do not maintain any "key person" insurance, we have entered into employment agreements with key employees. Our future success also depends on our ability to attract, train, retain and motivate highly skilled personnel. To date, we have successfully attracted and retained qualified, high-level personnel; we have not had to devote significant time and resources recruiting such personnel; and personnel turnover has not affected our development efforts. However, competition for qualified, high-level telecommunications personnel is intense and we cannot assure you that we will be able to continue to attract and retain such talent. The loss of the services of one or more of our key individuals, or the failure to attract and retain additional key personnel, could limit our ability to market our services, manage our growth and develop and achieve our business objectives.

Because we are an Internet service provider, we may become subject to burdensome government regulation and legal uncertainties in areas including the application of telecommunications laws to services provided over the Internet.

   As an Internet service provider, we are not currently subject to direct regulation by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally. Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that we could be exposed to regulation in the future. For example, the FCC has stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. The FCC is also considering whether such Internet-based telephone service should be subject to universal service support obligations, or pay carrier access charges on the same basis as traditional telecommunications companies.

   Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. Access charges have been a matter of continuing dispute, with long distance companies complaining that the rates are substantially in excess of cost, and local telephone companies arguing that access rates are justified to subsidize lower local rates for end users and other purposes. Both local and long distance companies, however, contend that Internet-based telephony should be subject to these charges. We have no current plans to install gateway equipment and offer telephony, and so we do not believe we would be directly affected by these developments. However, we cannot predict whether these debates will cause the FCC to reconsider its current policy of not regulating Internet service providers. Any new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure, any of which could cause our revenues to decrease.

A governmental body could impose sales and other taxes on the provision of our services, which could increase our costs of doing business.

   A number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes. We cannot accurately predict whether the imposition of any such taxes would materially increase our costs of doing business or limit the services we provide. For more information about our regulatory situation, please see "Business--Government Regulation; Potential Taxes."

We may be liable for information sent through our network.

   The law relating to the liability of Internet service providers and on-line services companies for information carried on, stored on or disseminated through their network is unsettled, even with the recent enactment of the Digital Millennium Copyright Act. We believe that it is currently also unsettled as to whether the Telecommunications Act of 1996 prohibits and imposes liability for any of the services we provide should the content of information transmitted be subject to the statute. While no one has ever filed a claim against us relating to this issue, someone may file a claim of that type in the future and may be successful in imposing liability on us. If that happens, we may have to spend significant amounts of money to defend ourselves against these claims and, if we are not successful in our defense, the amount of damages that we will have to pay may be significant. Any costs that we incur as a result of defending these claims or the amount of liability that we may suffer if our defense is not successful could materially adversely affect our profitability.

   If, as the law in this area develops, we become liable for information carried on, stored on, or disseminated through our network, we may decide to take steps to reduce our exposure to this type of liability. This may require us to spend significant amounts of money for new equipment and may also require us to discontinue offering certain of our products or services.

   Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, access to adult content by minors, pricing, bulk e-mail (spam), encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. We cannot predict the impact, if any, that future regulatory changes or developments may have on our business, financial condition, or results of operation. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could increase our operating costs, limit our ability to offer our services and reduce the demand for our services.

We may not be able to protect our trademarks which could hamper our ability to market our products and services.

   Our success is dependent in part on recognition of our name and trademarks, such as "CAIS" and "OverVoice", and pending trademarks, such as "DeskJack." We intend to protect and defend our name, servicemarks and trademarks in the United States and internationally. We achieved federal registration for several of our trademarks, including the mark CAIS, and filed for federal trademark protection for a number of other marks which we use or intend to use, for example "DeskJack." However, we cannot assure you that:

  . our efforts to protect our proprietary rights in the United States or abroad will be successful;

  . our use of our trademarks and servicemarks will be free from legal challenges; or

  . we will have sufficient funds to withstand such challenges or claims, regardless of their merit.

   If we are unable to protect our proprietary rights, it could seriously affect our ability to market our products and services. In addition, legal challenges to our proprietary rights could lead to a substantial diversion of our limited resources. For more information about our intellectual property, please see "Business--Patents and Other Proprietary Information."

Our executive officers and directors, as a group, control CAIS Internet.

   After giving effect to this offering, our executive officers and directors, as a group, beneficially owned or controlled approximately 67% of the outstanding shares of common stock on a fully diluted basis. Consequently, as a practical matter, even after this offering, our executive officers and directors, as a group, will be able to control all matters requiring approval by our stockholders, including the election of our Board of Directors, management policy and all fundamental corporate actions, including mergers, substantial acquisitions and dispositions of assets. Please see "Principal Stockholders" for information about the ownership of common stock by our executive officers, directors and principal stockholders.

Future sales of our common stock could have a negative impact on the market price of our common stock and our ability to make future stock offerings.

   Sales of a substantial number of shares of common stock in the public market following this offering, or the appearance that such shares are available for sale, could adversely affect the market price of our common stock and could impair our ability to raise funds in future stock offerings. Upon completion of the offering, we will have outstanding 18,966,105 shares of common stock. In addition to these shares, upon completion of the offering, 5,015,454 shares will be issuable upon the exercise of options and warrants.

   All of our stockholders, directors and officers have agreed not to dispose of any common stock, or any options, warrants or other securities convertible into or exercisable for common stock for 180 days after the date of this prospectus, subject to limited exceptions. See "Underwriting" and "Shares Eligible for Future Sale" for a detailed discussion of these arrangements and stockholders' rights under the Securities Act.

   In addition, following the consummation of the offering, we intend to register 4,010,762 shares of common stock issuable upon the exercise of options granted to executives and options granted under our Amended and Restated 1998 Equity Incentive Plan and under other compensatory arrangements which could also adversely affect the market price of our common stock.

You will experience immediate and substantial dilution in the book value of our common stock.

   The price you pay for our common stock will be substantially higher than the book value of the common stock. As a result, you will experience immediate and substantial dilution in the combined net tangible book value of your shares of $13.88 per share, while our founders and executive officers will receive a material increase in the combined net tangible book value of their shares of common stock. In addition, your common stock will be diluted because upon completion of this offering:

  . 5,015,454 shares will be issuable upon the exercise of options and warrants;

  . 2,827,168 shares of common stock will be issuable upon the conversion of Series A convertible preferred stock; and

  . 81,952 shares of common stock will be issuable upon the conversion of remaining Series B cumulative mandatory redeemable convertible preferred stock.

   We may also grant options for up to 194,200 additional shares of common stock under our Amended and Restated 1998 Equity Incentive Plan.

A third party could be prevented from acquiring your shares of stock at a premium to the market price because of our anti-takeover provisions.

   There are provisions in our certificate of incorporation and by-laws that make it more difficult for a third party to acquire, or attempt to acquire, control of CAIS Internet, even if a change in control would result in the purchase of your shares at a premium to the market price.

   These provisions include:

  .  a classified Board of Directors with staggered, three-year terms;

  .  the authority to issue "blank check" preferred stock;

  .  eliminating the ability of stockholders to act by written consent;

  . eliminating the ability of stockholders to call a special meeting of the stockholders;

  . an advance notice procedure for stockholder proposals to be brought before meetings of our stockholders; and

  . requiring a super-majority stockholder vote to effect certain amendments.

   In addition, the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by our Board of Directors.

Failure to obtain Year 2000 compliance could cause an interruption in, or a failure of, our normal business activities and operations.

   The term "Year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. Our failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, our normal business activities or operations. During 1998, we established a Year 2000 compliance program to coordinate appropriate activity and report to our Board of Directors with regard to Year 2000 issues. We continue to assess the impact of Year 2000 issues on our internal computer, operational and financial systems, and to review with our key vendors and suppliers, the compliance of their systems with Year 2000 processing requirements. We currently believe that our most likely worst case scenario related to the Year 2000 is associated with potential concerns with our customers' and suppliers' Internet operations. The failure of such parties to ensure Year 2000 compliance would lead to decreased Internet usage and the delay or inability to obtain necessary data communication and telecommunication capacity. These factors could result in delay or loss of revenue, interruption of network services, cancellation of customer contracts, diversion of development resources, damage to CAIS Internet's reputation and litigation costs. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000 Issue" for a more detailed discussion of the impact of the Year 2000 issue.

                      WHERE YOU CAN FIND MORE INFORMATION

   Our fiscal year ends on December 31. We will furnish our stockholders annual reports containing audited financial statements and other appropriate reports. In addition, we will become a reporting company under the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov., which contains reports, proxy and information statements, and other information regarding issuers.

   If you want more information, write or call us at:

                           CAIS Internet, Inc.
                           1255 22nd Street, N.W.
                           Fourth Floor
                           Washington, D.C. 20037
                           Telephone: (202) 715-1300
                           Facsimile: (202) 463-7190
                           Internet address: www.cais.com

   We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933, covering the common stock being offered by this prospectus. As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and its exhibits. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Information available on our web site is not part of this prospectus.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus discuss future expectations and business strategies or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. We undertake no obligation to publicly update or revise any forward-looking statements.

   Important factors that may cause actual results to differ from projections include, for example:

  .  changes in business conditions;

  .  changes in the Internet services industry and the general economy;

  .  our limited operating history;

  .  our ability to manage rapid growth;

  . our ability to enter into joint ventures and other strategic relationships with companies on terms acceptable to us; and

  . the impact of computer and related problems that may arise from the Year 2000 problem on our business.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from this offering of approximately $103.8 million (approximately $118.6 million if the underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and other fees and expenses. We intend to use the net proceeds from this offering to expand our business, including capital expenditures, increased sales and marketing and working capital associated with the roll-out of our OverVoice technology and digital subscriber line (DSL) services and to further build-out our network infrastructure nationwide. Of the total net proceeds, we estimate that we will use approximately $22 million for capital expenditures, $29 million for sales and marketing, $20 million for network infrastructure build out, $11 million for research and development, and $9.3 million for general corporate purposes. In addition, we intend to use proceeds from the offering to:

  . repay approximately $7 million of outstanding indebtedness under our credit agreement with ING (U.S.) Capital LLC, which bears interest at the one-month LIBOR rate plus 5%;

  . repay a non-interest bearing account payable in the amount of approximately $2.5 million owed to Cleartel Communications, Inc.; and

  . redeem shares of Series B cumulative mandatory redeemable convertible preferred stock with a total face value of $3 million and pay accrued dividends thereon at a rate of 8% per annum.

   We also intend to use proceeds from the offering to finance research and development of future products and services, as well as for general corporate purposes. We also from time to time consider the acquisition of, or investments in, complementary businesses, customer bases, products or technologies, and may use proceeds of the offering to make such acquisitions or investments. Pending such uses, we intend to invest the net proceeds of this offering in short-term, investment grade interest-bearing securities.

   We currently intend to allocate substantial proceeds to each of the foregoing categories. However, the precise allocation of funds among these uses will depend on future technological, regulatory and other developments in or affecting our business, the competitive climate in which we operate and the emergence of future opportunities.

   For a further discussion of our capitalization structure and liquidity, please see "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." For further information concerning the amounts payable to Cleartel Communications, Inc. and the redemption of Series B cumulative mandatory redeemable convertible preferred stock, please see "Certain Relationships and Related Transactions."

                                DIVIDEND POLICY

   We plan to retain all of our earnings, if any, to finance the expansion of our business and for general corporate purposes and do not anticipate paying any cash dividends on the common stock for the foreseeable future. Our future dividend policy will be determined by the Board of Directors on the basis of various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

                                 CAPITALIZATION

   The following table sets forth our cash, short-term debt and capitalization as of March 31, 1999, and as adjusted to give effect to this offering and the application of the estimated net proceeds of the offering. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and CAIS Internet's historical financial statements, including the related notes thereto, included elsewhere in this prospectus.

   The column entitled "As Adjusted" gives effect to the following:

  . the issuance of 6,000,000 shares of common stock in this offering and application of the net offering proceeds;

  . the conversion of the Series A convertible preferred stock into 2,827,168 shares of common stock upon the closing of the offering;

  . the redemption of $3,000,000 in total face value of Series B cumulative mandatory redeemable convertible preferred stock, the payment of accrued dividends at a rate of 8% per annum thereon, and the conversion of the remaining shares into 81,952 shares of common stock;

  . the repayment of remaining amounts due to Cleartel Communications, Inc.
    and amounts outstanding under our credit agreement with ING (U.S.) Capital LLC;

  . the write-off of unamortized debt discount and deferred financing costs
    (approximately $855,000 as of March 31, 1999) to be recorded upon the repayment of borrowings outstanding under our credit agreement;

  . the grant to an OverVoice customer of warrants to purchase 66,667 shares of common stock which, upon the effective date of the offering, have a put option that allows the OverVoice customer to sell all of its warrants (or shares of common stock issued pursuant to the exercise of the warrants) back to CAIS Internet at the initial public offering price per share;

  . the issuance of 66,500 shares of CAIS Internet common stock to the OverVoice customer, which will be expensed upon issuance; and

  . the acceleration of deferred compensation expense (approximately
    $1,553,000 as of March 31, 1999) upon the acceleration of the vesting of options to purchase common stock held by our President and Executive Vice President of Sales and Marketing on May 18, 1999.

                                 CAPITALIZATION
                                  (continued)

                                                     As of March 31, 1999
                                                  -----------------------------
                                                    Actual        As Adjusted
                                                  ------------  ---------------
                                                  (in thousands except share
                                                      and per share data)
Cash and cash equivalents.......................  $      5,923   $      96,866
                                                  ============   =============
Short-term debt:
Payable to discontinued operations..............  $      2,480   $         --
                                                  ============   =============
Long-term debt:
 Loan, net of unamortized debt discount of
  $511..........................................  $      6,489   $         --
                                                  ------------   -------------
Series A convertible preferred stock, net of
 discount of $8,291, 2,827,168 shares
 authorized, issued and outstanding on an actual
 basis (aggregate liquidation preference, plus
 accrued and unpaid dividends of $11,623), no
 shares outstanding as adjusted.................         3,332             --
                                                  ------------   -------------
Series B cumulative mandatory redeemable
 convertible preferred stock, 1,119,679 shares
 authorized, issued and outstanding on an actual
 basis (aggregate liquidation preference, plus
 accrued and unpaid dividends of $4,605), no
 shares outstanding as adjusted.................         4,605             --
                                                  ------------   -------------
Put warrants....................................           --            1,267
                                                  ------------   -------------
Stockholders' (deficit) equity:
 Common stock, $0.01 par value, 100,000,000
  shares authorized, 9,990,485 shares issued and
  outstanding on an actual basis, and 18,966,105
  shares as adjusted(1).........................           100             190
 Additional paid-in capital(1)..................        10,801         128,802
 Warrants outstanding...........................         9,382           9,382
 Deferred compensation..........................        (4,420)         (2,867)
 Accumulated deficit............................       (26,198)        (38,333)
                                                  ------------   -------------
   Total stockholders' (deficit) equity.........       (10,335)         97,174
                                                  ------------   -------------
   Total capitalization.........................  $      4,091   $      98,441
                                                  ============   =============

--------
(1) Excludes:
  . approximately 2,034,000 and 520,000 shares of common stock issuable upon the exercise of executive stock options granted in 1997 and 1999, respectively;

  . 1,500,000 shares of common stock reserved for issuance under CAIS
    Internet's Amended and Restated 1998 Equity Incentive Plan (960,000 of which were granted in 1998, 280,000 of which were granted in January and February 1999, and 45,000 of which were granted in April 1999);

  . 390,000 shares of common stock issuable pursuant to the exercise of certain warrants issued to ING (U.S.) Capital LLC;

  . approximately 698,000 shares of common stock issuable pursuant to the exercise of certain warrants issued to the holders of Series A convertible preferred stock;

  . 66,667 shares of common stock issuable pursuant to the exercise of certain warrants issued to an OverVoice customer; and

  . 153,500 shares of common stock issuable upon the exercise of employee options to be granted concurrently with this offering at an exercise price equal to the initial public offering price of $19.00 per share.

                                    DILUTION

   CAIS Internet's deficit in net tangible book value as of March 31, 1999 was $2.5 million, or $0.19 per share of common stock. The deficit in net tangible book value per share is equal to CAIS Internet's total tangible assets less its total liabilities divided by the number of shares of common stock outstanding after giving effect to the conversion of the Series A and Series B preferred stock. After giving effect to the sale by CAIS Internet of the 6,000,000 shares of common stock upon completion of this offering, at the initial public offering price of $19.00 per share, and the application of the net proceeds of the offering as described under "Use of Proceeds," CAIS Internet's net tangible book value at March 31, 1999, would have been approximately $97.1 million, or approximately $5.12 per share. This represents an immediate increase of $5.31 per share in the net tangible book value to existing stockholders and an immediate dilution of $13.88 per share in net tangible book value to new investors purchasing common stock in this offering.

   The following table illustrates the per share dilution to new investors:

   Assumed initial public offering price per share..............         $19.00
     Deficit in net tangible book value per share before the
      offering.................................................. $(0.19)
     Increase per share attributable to new investors........... $ 5.31
   Net tangible book value per share after the offering.........         $ 5.12
                                                                         ------
   Dilution per share to new investors..........................         $13.88
                                                                         ======

   The following table summarizes as of March 31, 1999, after giving effect to the conversion of the Series A and Series B preferred stock and this offering the number of shares of common stock purchased from CAIS Internet, the total cash consideration paid for CAIS Internet's capital stock and the average price per share paid by existing stockholders and the new investors purchasing shares of common stock in the offering before deducting underwriting discounts and commissions and estimated offering expenses (in thousands, except per share amounts):

                                          Shares
                                        Purchased     Total Cash
                                      -------------- Consideration Average Price
                                      Number Percent     Paid        Per Share
                                      ------ ------- ------------- -------------
Existing stockholders................ 12,966    68%    $ 10,247       $ 0.79
New investors........................  6,000    32      114,000        19.00
                                      ------   ---     --------
Total................................ 18,966   100%    $124,247
                                      ======   ===     ========

   The foregoing table assumes no exercise of the underwriters' over-allotment option and no exercise of options or warrants to purchase additional shares of common stock. As of the date of this prospectus, the foregoing table excludes:
  . approximately 2,034,000 and 520,000 shares of common stock issuable upon the exercise of executive stock options granted in 1997 and 1999, respectively;
  . 1,500,000 shares of common stock reserved for issuance under CAIS Internet's Amended and Restated 1998 Equity Incentive Plan (960,000 of which were granted in 1998, 280,000 of which were granted in January and February 1999, and 45,000 of which were granted in April 1999);
  . 390,000 shares of common stock issuable pursuant to the exercise of certain warrants issued to ING (U.S.) Capital LLC;
  . approximately 698,000 shares of common stock issuable pursuant to the exercise of certain warrants issued to the holders of Series A convertible preferred stock;
  . 66,667 shares of common stock issuable pursuant to the exercise of certain warrants issued to an OverVoice customer; and
  . 153,500 shares of common stock issuable upon the exercise of employee options to be granted concurrently with this offering at an exercise price equal to the initial public offering price of $19.00 per share. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected financial data for the fiscal years ended December 31, 1996, 1997 and 1998 are derived from CAIS Internet's financial statements, which have been audited by Arthur Andersen LLP, independent public accountants and included elsewhere in this prospectus. The selected financial data for the period from January 1, 1996 through May 10, 1996 are derived from Capital Area Internet Service, Inc.'s financial statements which have been audited by Arthur Andersen LLP, independent public accountants and are presented separately in this prospectus. The selected financial data for the fiscal years ended December 31, 1994 and 1995 and the three months ended March 31, 1998 and 1999, are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which CAIS Internet considers necessary for a fair presentation of the financial position and results of operations for these periods. The financial data set forth for the periods ended, or as of dates, on or prior to May 10, 1996 reflect the results of operations of Capital Area prior to its acquisition by CAIS, Inc. and are captioned as "predecessor." The historical financial data subsequent to May 10, 1996 reflect the results of operations of CAIS Internet's continuing operations. In February 1999, CAIS Internet completed the spin-off of Cleartel Communications, Inc. and for financial reporting purposes has accounted for Cleartel Communications, Inc.'s results as discontinued operations. Accordingly, the results of operations for Cleartel Communications, Inc. have been excluded from the selected financial data below. See "Certain Relationships and Related Transactions--Organization of CAIS Internet." The operating results for the period ended December 31, 1998 are not necessarily indicative of the results to be expected for any future period. Also, the operating results for interim periods are not necessarily indicative of the results that might be expected for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   Predecessor                            Successor
                          ----------------------------- ------------------------------------------------
                                          Period from   Period from
                           Year Ended   January 1, 1996 May 11, 1996    Year Ended       Three Months
                          December 31,        to             to        December 31,     Ended March 31,
                          -------------     May 10,     December 31, -----------------  ----------------
                          1994   1995        1996           1996      1997      1998     1998     1999
                          ------------- --------------- ------------ -------  --------  -------  -------
                           (Unaudited)    (in thousands, except per share amounts)        (Unaudited)
Statements of Operations
 Data:
Net revenues............  $ 481 $ 2,240     $1,287        $ 2,410    $ 4,556  $  5,315  $ 1,242  $ 1,609
Cost of services........    124     697        323            834      2,010     3,118      717    1,050
Operating expenses:
  Selling, general and
   administrative.......    228     514        339          2,126      5,550    10,657    2,065    3,791
  Depreciation and
   amortization.........     39      82         42            631      1,117     1,270      283      350
  Non-cash
   compensation.........    --      --         --             --         616     1,426      356      392
                          ----- -------     ------        -------    -------  --------  -------  -------
    Total operating
     expenses...........    267     596        381          2,757      7,283    13,353    2,704    4,533
                          ----- -------     ------        -------    -------  --------  -------  -------
Income (loss) from
 operations                  90     947        583         (1,181)    (4,737)  (11,156)  (2,179)  (3,974)
Interest and other
 expense (income).......      1       3         (2)           212        288     1,101       82      677
                          ----- -------     ------        -------    -------  --------  -------  -------
Income (loss) from
 continuing operations..  $  89 $   944     $  585        $(1,393)   $(5,025) $(12,257) $(2,261) $(4,651)
                          ===== =======     ======        =======    =======  ========  =======  =======
Dividends on preferred
 stock..................                                  $   --     $   --   $    --   $   --   $   171
                                                          =======    =======  ========  =======  =======
Basic and diluted loss
 per common share from
 continuing operations..                                  $ (0.14)   $ (0.52) $  (1.24) $ (0.23) $ (0.48)
                                                          =======    =======  ========  =======  =======
Weighted-average common
 shares outstanding -
 basic and diluted......                                    9,648      9,648     9,869    9,648    9,990
                                                          =======    =======  ========  =======  =======

                            SELECTED FINANCIAL DATA
                                  (continued)
                                 (in thousands)

                                  Predecessor                                Successor
                         ----------------------------- -------------------------------------------------------
                                         Period from   Period from
                          Year Ended   January 1, 1996 May 11, 1996    Year Ended        Three Months Ended
                         December 31,        to             to        December 31,            March 31,
                         -------------     May 10,     December 31, -----------------  -----------------------
                         1994   1995        1996           1996      1997      1998       1998        1999
                         ------------- --------------- ------------ -------  --------  ----------- -----------
                          (Unaudited)                                                  (Unaudited) (Unaudited)
Business Segments:
Net revenues:
  Internet services..... $ 481 $ 2,240     $1,287        $ 2,410    $ 4,556  $  5,278   $  1,241     $ 1,590
  OverVoice.............   --      --         --             --         --         37          1          19
                         ----- -------     ------        -------    -------  --------   --------     -------
    Total............... $ 481 $ 2,240     $1,287        $ 2,410    $ 4,556  $  5,315   $  1,242     $ 1,609
                         ----- -------     ------        -------    -------  --------   --------     -------
Income (loss) from
 continuing operations:
  Internet services..... $  89 $   944     $  585        $(1,393)   $(4,247) $ (8,667)  $ (1,745)    $(3,719)
  OverVoice.............   --      --         --             --        (778)   (3,590)      (516)       (932)
                         ----- -------     ------        -------    -------  --------   --------     -------
    Total............... $  89 $   944     $  585        $(1,393)   $(5,025) $(12,257)  $ (2,261)    $(4,651)
                         ----- -------     ------        -------    -------  --------   --------     -------

                          Predecessor                                  Successor
                         -------------                 -------------------------------------------
                                                                                          As of
                         December 31,                          December 31,             March 31,
                         -------------                 ------------------------------  -----------
                         1994   1995                       1996      1997      1998       1999
                         ----   ----                   ------------ -------  --------  -----------
                          (Unaudited)                                                  (Unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $  50 $   113                   $    73    $   149  $     95   $  5,923
Working capital
 (deficit)..............    48     454                    (3,755)    (6,440)   (9,374)   (1,471)
Total assets............   139     997                    12,841     14,320    14,521     13,339
Long-term debt, net of
 current portion........    23     --                      4,863      4,110    10,767      6,489
Stockholders' equity
 (deficit)..............   111     748                    (3,412)    (5,996)  (14,761)   (10,335)

--------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes to the financial statements appearing elsewhere in this prospectus.

Overview

   During the years presented, CAIS Internet has derived most of its revenue from the sale of various Internet services, including always-on Internet access services, web hosting and domain registration services and, to a lesser extent, dial-up Internet access. During this period CAIS Internet has incurred significant costs and devoted substantial resources associated with the research, development and trial deployment of its OverVoice technology, all of which has been expensed as incurred. The costs of these trials include OverVoice equipment, contract labor for surveys and the actual property installation, and Internet bandwidth and local loop connection charges. In addition, CAIS Internet intends to make significant investments in its nationwide network infrastructure in conjunction with OverVoice and its other always-on, high-speed Internet services. CAIS Internet also plans to devote considerable sales and marketing resources to the sale of always-on, high-speed Internet access using its OverVoice technology in hotels and multiple dwelling units and digital subscriber line services in the commercial and residential markets. CAIS Internet plans to continue to expand its research and development activities to develop new products and services to be offered using the OverVoice technology.

   CAIS Internet's nationwide deployment of OverVoice and other services, and the expansion of its network, will result in increased cost of services, selling, general and administrative expenses and capital expenditures. CAIS Internet's ability to generate positive cash flow from operations and achieve profitability is dependent upon its ability to successfully expand its customer base for OverVoice and other services and achieve further operating efficiencies. CAIS Internet might not be able to achieve or sustain revenue growth, positive cash flow or profitability in the future.

Statements of Operations

   CAIS Internet records revenues for all services, including installation fees, when the services are provided to customers. Amounts for services billed in advance of the service period and cash received in advance of revenues earned are recorded as unearned revenues and recognized as revenue when earned. Customer contracts for Internet access and web hosting services are typically for periods ranging from one month to three years. Although net revenues from OverVoice services, including amounts generated under CAIS Internet's agreements with OnePoint Communications Corp. and Hilton Hotels, have not been significant to date, revenue will be recognized when earned. Internet access services typically require the customer to purchase equipment and incur the related installation fees. Revenues from equipment sales are recorded when the related equipment is shipped to the customer. Dial-up access customers typically subscribe to service contracts on a monthly or annual basis.

   Our Internet access revenues are generated through the provision of always-on data connections to our business customers. Multiple users at a customer location can access the Internet immediately through several simple actions on their personal computers, and can retrieve information much faster than through standard telephone lines. We also offer dial-up Internet access, which allows individual users to access the Internet across standard telephone lines at a slower retrieval rate. Web hosting revenues are generated by the storage of information, as prepared by companies and/or individuals, on computers that can be requested to appear on a computer screen when accessed through the Internet by users. Domain registration services include the registration and assignment of computer addresses that define the electronic location of requested information. Internet access revenues, dial-up internet access, web hosting, and domain registration are all billed on a monthly basis for a fixed fee. OverVoice revenues, including our contracts with OnePoint Communications and Hilton Hotels, will be generated based upon the provision of always-on Internet connections to hotel guests and tenants in multiple dwelling units for a daily or monthly fee. These connections will also allow the users to retrieve information from the Internet at a much faster rate than currently available from these locations, and will allow them the use of their telephone lines for calling at the same time.

   CAIS Internet's costs include:

  .  cost of services;

  .  selling, general and administrative expenses;
  .  research and development;
  . depreciation and amortization, which includes the amortization of goodwill recorded as a result of the acquisition of Capital Area in May 1996;
  . non-cash compensation attributable to the grant of options to key executives; and
  .  interest and other expense.

   Cost of services represents primarily recurring expenses for the lease of data facilities from national and local fiber providers. These costs include long haul bandwidth and local interconnection charges.

   Selling, general and administrative expenses are incurred in the areas of sales and marketing, customer support, network operations and maintenance, engineering, accounting and administration. Selling, general and administrative expenses will increase over time as CAIS Internet's operations, including the nationwide deployment of OverVoice services and the expansion of its HyperDSL services, increase. In addition, significant levels of marketing activity may be necessary for CAIS Internet to build or increase its customer base among multiple dwelling unit residents and hotel guests to a significant enough size in a particular building or market. Any such increased marketing efforts may have a negative effect on earnings.

   During 1997, CAIS Internet granted options to purchase common stock to William M. Caldwell, IV, CAIS Internet's President, and Evans K. Anderson, CAIS Internet's Executive Vice President of Sales and Marketing. As a result of these grants, CAIS Internet recorded additional paid-in capital of $4,930,000 and unearned compensation of $4,930,000. Of this unearned compensation, $616,000 and $1,426,000 were charged to expense during the fiscal years ended December 31, 1997 and 1998, respectively. In March and April 1999, CAIS Internet granted options to purchase a total of 180,000 and 200,000 shares of common stock, respectively, at an exercise price of $4.31 per share, to two additional officers. CAIS Internet also granted to an officer and an employee options to purchase a total of 185,000 shares of common stock at an exercise price of $12.00 per share. As a result of the March 1999 grant, CAIS Internet common stock recorded deferred compensation of $1,924,200. Of this deferred compensation, approximately $36,000 was recognized as non-cash compensation for the three months ended March 31, 1999. As a result of the April 1999 grants, CAIS Internet expects to record deferred compensation of approximately $2,693,000, which will be expensed over the expected vesting period of three years.

   On April 23, 1999, in connection with an amendment to CAIS Internet's master agreement with an OverVoice customer, CAIS Internet issued warrants to the customer to purchase 66,667 shares of common stock at an exercise price of $0.01 per share, as an additional contribution by CAIS Internet in support of the customer's marketing of OverVoice. In connection with the warrants, the customer received demand and incidental registration rights. Commencing upon the effective date of the initial public offering, the customer has a put option to sell all of the warrants (or shares of CAIS Internet issued pursuant to the exercise of the warrants) back to CAIS Internet at the initial public offering price per share. The put option expires ninety days following the earlier of: (1) the effective date of the first registration statement that includes any warrant shares for resale; or (2) the date on which the customer may sell all of the warrant shares within a three-month period pursuant to the 1933 Securities Act Rule 144. As a result of this transaction with the customer, CAIS Internet expects to record additional paid-in capital and an intangible asset of approximately $1,267,000, which will be expensed over the expected benefit periods.

   In addition, on April 23, 1999, CAIS Internet signed a letter agreement with the customer to jointly pursue the development of future guest and meeting room digital entertainment solutions in the customer's properties. The letter agreement provides for the customer and CAIS Internet to jointly develop new applications for the use of OverVoice in the customer's hotels which would enable CAIS Internet to offer services other than high-speed Internet access, such as video and audio services to be defined by the parties at a later date. The specific terms of the joint development program, including the rights and obligations of CAIS Internet and the customer, have not been determined. However, under the letter agreement, the customer has no obligation to finance any portion of this program, and CAIS Internet is primarily responsible for the development of and funding of the program.

   To evidence its commitment to the program, CAIS Internet will issue 133,000 shares of CAIS Internet common stock to an account that will be jointly controlled by CAIS Internet and the customer. The customer will have the right to dispose of 66,500 shares at any time, provided that the proceeds from any sale are applied to the costs of the program. To facilitate any such resale, CAIS Internet has granted the customer demand and incidental registration rights. See "Description of Capital Stock -- Hilton Warrants and Shares." The remaining 66,500 shares of CAIS Internet common stock will be retained in the account to further secure CAIS Internet's commitment to develop this program.

   In the event that after two years CAIS Internet and the customer are unable to agree on the direction and goals of the program, the customer will be entitled to retain the 66,500 shares of CAIS Internet common stock (to the extent that the customer has not previously disposed of these shares) which it has the right to dispose of, and the remaining 66,500 shares in the account will be returned to CAIS Internet.

   For the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999, CAIS Internet's operations generated net losses. As of December 31, 1997 and 1998, and March 31, 1999, CAIS Internet had negative working capital of approximately $6,440,000, $9,374,000 and $1,471,000, respectively, and a stockholders' deficit of approximately $5,996,000, $14,761,000 and $10,335,000, respectively.

History

   CAIS Internet was incorporated in Delaware in December 1997, under the name CGX Communications, Inc., to serve as a holding company for CAIS, Inc. and Cleartel Communications Limited Partnership. CAIS, Inc. was formed as a Virginia corporation by the Chief Executive Officer and a director of CAIS Internet in May 1996, to acquire Capital Area, a tier one Internet service provider that was owned by persons unaffiliated with CAIS Internet. CAIS, Inc. acquired all of the outstanding capital stock of Capital Area for approximately $3.07 million. Capital Area merged with and into CAIS, Inc. in May 1996.

   In October 1998, in anticipation of a possible high yield debt offering or other debt financing, CAIS Internet completed a reorganization in which CAIS, Inc., Cleartel Communications, Inc. and Cleartel Communications Limited Partnership became wholly owned subsidiaries of CAIS Internet. CAIS Internet issued common stock in exchange for the ownership of these entities. The October 1998 reorganization was accounted for on a basis similar to a pooling-of-interests, since CAIS Internet, Cleartel Communications, Inc., Cleartel Communications Limited Partnership and CAIS, Inc. were under common ownership.

   In February 1999, CAIS Internet transferred all of its limited partnership interests in Cleartel Communications Limited Partnership to Cleartel Communications, Inc. and Cleartel Communications Limited Partnership was dissolved. CAIS Internet then completed the spin-off of Cleartel Communications, Inc. by distributing all of its shares in Cleartel Communications, Inc. to CAIS Internet's stockholders pro rata based on their percentage ownership of the outstanding shares of CAIS Internet. As a result of the spin-off of Cleartel Communications, Inc., Cleartel Communications, Inc. ceased to be a subsidiary of CAIS Internet. CAIS Internet effected the spin-off to concentrate on its Internet businesses and to position itself for an initial public offering. In addition, CGX Communications, Inc. changed its name to CAIS Internet, Inc.

   Prior to the October 1998 reorganization, CAIS, Inc. and Cleartel Communications Limited Partnership were not subject to federal income taxes since any federal tax effects were passed through to each entity's S corporation shareholders (as to CAIS, Inc.) or its partners (as to Cleartel Communications Limited Partnership). Cleartel Communications Limited Partnership was subject to state unincorporated business franchise taxes on any profits in the District of Columbia. In addition, Cleartel Communications Limited Partnership has reimbursed its limited partners for any state tax liabilities related to allocated taxable income. Since CAIS Internet is a C corporation, all earnings and losses generated after the October 1998 reorganization are no longer passed through to CAIS Internet's stockholders.

   The spin-off of Cleartel Communications, Inc. in February 1999 was a taxable transaction. Accordingly, CAIS Internet will be subject to income taxes on the excess of the fair value of the spun-off assets (stock) over CAIS Internet's basis in the assets distributed. Management believes that the net operating losses available for carryforward into 1999 together with the losses expected to be generated in 1999 will offset any potential gain for income tax purposes. To the extent that net operating losses are used to offset the taxable gain upon the spin-off of Cleartel Communications, Inc., the related operating losses will not be available to offset any future operating income. If carryforward losses are used to offset the gain from the spin-off of Cleartel Communications, Inc., CAIS Internet may be subject to the Alternative Minimum Tax. Any Alternative Minimum Tax imposed would be allowed as a credit to offset future regular tax liability.

   The Consolidated Financial Statements include the results of operations of CAIS Internet, its wholly owned subsidiary, CAIS, Inc., Cleartel Communications, Inc. and Cleartel Communications Limited Partnership, for the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999, and the balance sheets as of December 31, 1997 and 1998 and as of March 31, 1999. CAIS Internet's results of continuing operations for 1996 only include operating results from May 11, 1996 (the date of CAIS, Inc.'s acquisition of Capital Area) through December 31, 1996. The results of Cleartel Communications, Inc. and Cleartel Communications Limited Partnership for these years and interim periods and the applicable balance sheets at those dates have been presented as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. The results of operations of CAIS Internet for the three months ended March 31, 1999 only include the results of Cleartel Communications, Inc. and Cleartel Communications Limited Partnership through February 12, 1999, the effective date of the spin-off.

Results of Operations

   The following table sets forth, for the periods indicated, certain items from CAIS Internet's Consolidated Statements of Operations and their percentage of net revenues. Operating results for any period are not necessarily indicative of results for any future period. Also, the operating results for interim periods are not necessarily indicative of the results that might be expected for the entire year.

                           Period from            Years Ended December 31,           Three Months Ended March 31,
                         May 11, 1996 to        --------------------------------   -----------------------------------
                        December 31, 1996  %      1997     %       1998      %        1998      %        1999      %
                        ----------------- ---   --------  ----   ---------  ----   ----------- ----   ----------- ----
                                                                                   (Unaudited)        (Unaudited)
                                               (in thousands, except for percentages)
Net revenues:
 Internet services.....      $ 2,410      100%  $  4,556   100%  $   5,278    99%    $ 1,241    100%    $ 1,590     99%
 OverVoice.............          --       --         --    --           37     1           1    --           19      1
                             -------      ---   --------  ----   ---------  ----     -------   ----     -------   ----
 Total.................        2,410      100      4,556   100       5,315   100       1,242    100       1,609    100
                             -------      ---   --------  ----   ---------  ----     -------   ----     -------   ----
Cost of services:
 Internet services.....          834       35      2,010    44       3,016    57         697     56       1,017     63
 OverVoice.............          --       --         --    --          102     2          20      2          33      2
                             -------      ---   --------  ----   ---------  ----     -------   ----     -------   ----
 Total.................          834       35      2,010    44       3,118    59         717     58       1,050     65
                             -------      ---   --------  ----   ---------  ----     -------   ----     -------   ----
Operating expenses:
 Internet services.....        2,660      110      6,549   144      10,116   190       2,218    179       3,748    233
 OverVoice.............           97        4        734    16       3,237    61         486     39         785     49
                             -------      ---   --------  ----   ---------  ----     -------   ----     -------   ----
 Total.................        2,757      114      7,283   160      13,353   251       2,704    218       4,533    282
                             -------      ---   --------  ----   ---------  ----     -------   ----     -------   ----
Loss from operations...       (1,181)     (49)    (4,737) (104)    (11,156) (210)     (2,179)  (176)     (3,974)  (247)
Interest and other
 expense...............          212        9        288     6       1,101    21          82      7         677     42
                             -------      ---   --------  ----   ---------  ----     -------   ----     -------   ----
Loss from continuing
 operations............       (1,393)     (58)    (5,025) (110)    (12,257) (231)     (2,261)  (183)     (4,651)  (289)
Income (loss) from
 discontinued
 operations............          799       33      1,923    42        (671)  (13)        154     12        (340)   (21)
                             -------      ---   --------  ----   ---------  ----     -------   ----     -------   ----
Net loss...............      $  (594)     (25)% $ (3,102)  (68)% $ (12,928) (244)%   $(2,107)  (171)%   $(4,991)  (310)%
                             =======      ===   ========  ====   =========  ====     =======   ====     =======   ====

Three Months Ended March 31, 1999 Compared to Three Months Ended March 31, 1998

   Net revenues. Net revenues for the three months ended March 31, 1999 totaled approximately $1,609,000, compared to approximately $1,242,000 for the three months ended March 31, 1998. Net revenues increased primarily due to an increase of $243,000 resulting from the sale of Internet access services and $72,000 from the sale of web hosting services.

   Cost of services. Cost of services for the three months ended March 31, 1999 totaled approximately $1,050,000, compared to approximately $717,000 for the three months ended March 31, 1998. This increase resulted primarily from the purchase of additional nationwide bandwidth.

   Selling, general and administrative. Selling, general and administrative expenses for the three months ended March 31, 1999 totaled approximately $3,791,000, compared to approximately $2,065,000 for the three months ended March 31, 1998. This increase resulted primarily from the an increase of $939,000 related to Internet services payroll, $247,000 related to OverVoice payroll, $487,000 related to administrative costs and $51,000 related to OverVoice costs (e.g. marketing and professional fees and expenses).

   Depreciation and amortization. Depreciation and amortization totaled approximately $350,000 for the three months ended March 31, 1999, compared to approximately $283,000 for the three months ended March 31, 1998. This increase resulted from the purchase of capital equipment necessary to support the expansion of CAIS Internet's network.

   Non-cash compensation. Non-cash compensation totaled approximately $392,000 for the three months ended March 31, 1999 and approximately $356,000 for the three months ended March 31, 1998. The increase resulted from the amortization of additional deferred compensation related to stock options granted in March 1999.

   Interest and other expense. Interest and other expense totaled approximately $677,000 for the three months ended March 31, 1999, compared to approximately $82,000 for the three months ended March 31, 1998. This increase was attributable primarily to interest on indebtedness incurred, including amortization of financing costs relating to our credit agreement with ING (U.S.) Capital LLC.

   Loss from continuing operations. Loss from continuing operations totaled approximately $4,651,000 for the three months ended March 31, 1999, compared to approximately $2,261,000 for the three months ended March 31, 1998, due to the foregoing factors.

   Income (loss) from discontinued operations. Loss from discontinued operations totaled approximately $340,000 for the three months ended March 31, 1999, compared to income of approximately $154,000 for the three months ended March 31, 1998. The loss for the three months ended March 31, 1999 only represents the loss through February 12, 1999, the effective date of the spin-off of the discontinued operations. This decrease in earnings resulted primarily from a reduction in net revenues generated from operator assisted telephone calls.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Net revenues. Net revenues for the year ended December 31, 1998 totaled approximately $5,315,000, compared to approximately $4,556,000 for the year ended December 31, 1997. Net revenues increased primarily due to an increase of $747,000 resulting from the sale of Internet access services and an increase of $237,000 from the sale of web hosting services. Both of these increases were due to an increase in the number of customers for these services. This increase in net revenues was offset by a decrease in consulting revenues from $159,000 in 1997 to zero in 1998.

   Cost of services. Cost of services for the year ended December 31, 1998 totaled approximately $3,118,000, compared to approximately $2,010,000 for the year ended December 31, 1997. This increase resulted primarily from an increase of $944,000 due to the purchase of additional nationwide bandwidth and the expansion to new geographic locations. CAIS Internet also incurred bandwidth and local connection charges of $102,000 in 1998 for the deployment of OverVoice in trial properties. There was no OverVoice related cost of services for 1997.

   Selling, general and administrative. Selling, general and administrative expenses for the year ended December 31, 1998 totaled approximately $10,657,000, compared to approximately $5,550,000 for the year ended December 31, 1997. This increase resulted primarily from increases of $910,000 attributable to Internet services payroll, $1,671,000 related to Internet services administrative costs, $2,177,000 related to OverVoice costs (e.g., payroll, market trials and marketing and professional fees and expenses) and $347,000 for professional fees relating to the October 1998 reorganization.

   Depreciation and amortization. Depreciation and amortization totaled approximately $1,270,000 for the year ended December 31, 1998, compared to approximately $1,117,000 for the year ended December 31, 1997.
This increase was attributable primarily to the purchase of capital equipment necessary to support the expansion of CAIS Internet's network.

   Non-cash compensation. Non-cash compensation totaled approximately $1,426,000 for the year ended December 31, 1998, compared to approximately $616,000 for the year ended December 31, 1997. This increase reflects amortization of deferred compensation for an entire year in 1998 compared to a partial year in 1997.

   Interest and other expense. Interest and other expense totaled approximately $1,101,000 for the year ended December 31, 1998, compared to approximately $288,000 for the year ended December 31, 1997. This increase was attributable primarily to interest on indebtedness incurred, including amortization of financing costs relating to our credit agreement with ING (U.S.) Capital LLC.

   Loss from continuing operations. Loss from continuing operations totaled approximately $12,257,000 for the year ended December 31, 1998, compared to approximately $5,025,000 for the year ended December 31, 1997, due to the foregoing factors.

   Income (loss) from discontinued operations. Loss from discontinued operations totaled $671,000 for the year ended December 31, 1998, compared to income of approximately $1,923,000 for the year ended December 31, 1997. This decrease in earnings resulted primarily from a reduction in net revenues generated from operator assisted telephone calls.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   Net revenues. Net revenues for the year ended December 31, 1997 totaled approximately $4,556,000. Net revenues for the year ended December 31, 1996 consisted of approximately $2,410,000 for the period from May 11, 1996 to December 31, 1996 and approximately $1,287,000 with respect to Capital Area for the period from January 1, 1996 to May 10, 1996, for a total of approximately $3,697,000. Net revenues increased primarily due to a $859,000 increase in sales of always-on Internet access services and a $60,000 increase resulting from the sale of web hosting services. Both of these increases were primarily due to an increase in the number of customers for these services.

   Cost of services. Cost of services for the year ended December 31, 1997 totaled approximately $2,010,000. Cost of services for the year ended December 31, 1996 consisted of approximately $834,000 for the period from May 11, 1996 to December 31, 1996 and $323,000 with respect to Capital Area for the period from January 1, 1996 to May 10, 1996, for a total of $1,157,000. This increase resulted primarily from building network redundancy and the purchase of additional nationwide bandwidth for dedicated access customers.

   Selling, general and administrative. Selling, general and administrative expenses for the year ended December 31, 1997 totaled approximately $5,550,000. Selling, general and administrative expenses for the year ended December 31, 1996 consisted of approximately $2,126,000 for the period from May 11, 1996 to December 31, 1996 and $339,000 with respect to Capital Area for the period from January 1, 1996 to May 10, 1996, for a total of $2,465,000. A major portion of this increase consisted of an additional $1,227,000 in payroll costs related to new employees in the areas of sales, operations, and engineering and, to a lesser extent, various expenditures related to the initial payroll, marketing and development of, and the purchase of $957,000 of market trial equipment for OverVoice.

   Depreciation and amortization. Depreciation and amortization totaled approximately $1,117,000 for the year ended December 31, 1997. Depreciation and amortization for the year ended December 31, 1996 consisted of $631,000 for the period from May 11, 1996 to December 31, 1996 and $42,000 with respect to Capital Area for the period from January 1, 1996 to May 10, 1996, for a total of $673,000. This increase was attributable primarily to the purchase of capital equipment necessary to support the expansion of CAIS Internet's network and a full year's amortization of goodwill and interest costs relating to the acquisition of Capital Area in May 1996.

   Non-cash compensation. Non-cash compensation totaled approximately $616,000 for the year ended December 31, 1997, reflecting the amortization of deferred compensation incurred upon the grant of options to purchase shares of CAIS Internet's common stock in 1997 to two executive officers. There was no non-cash compensation for 1996.

   Interest and other expense. Interest and other expense totaled approximately $288,000 for the year ended December 31, 1997, compared to approximately $212,000 for the period from May 11, 1996 to December 31, 1996. This increase was attributable primarily to debt incurred by CAIS, Inc. in May 1996 to finance the acquisition of Capital Area.

   Loss from continuing operations. Loss from continuing operations totaled approximately $5,025,000 for the year ended December 31, 1997. Loss from continuing operations for the year ended December 31, 1996 consisted of $1,393,000 for the period from May 11, 1996 to December 31, 1996 and income of $585,000 for the period from January 1, 1996 to May 10, 1996 for a total loss of $808,000, due to the foregoing factors.

   Income from discontinued operations. Income from discontinued operations totaled $1,923,000 for the year ended December 31, 1997, compared to $799,000 for the year ended December 31, 1996. This was due primarily to rate increases charged to customers for long distance telephone calls.

Liquidity and Capital Resources

   To date, CAIS Internet has satisfied its cash requirements primarily through borrowings, the sale of capital stock and internally generated funds. CAIS Internet's continuing operations have been financed in part from operating profits and cash flows generated from its now discontinued operation (i.e., Cleartel Communications, Inc.). Net cash provided by (used in) operating activities for continuing operations for the years ended December 31, 1996, 1997 and 1998 was approximately $804,000, $(97,000) and $(4,938,000), respectively, and approximately $(5,190,000) for the three months ended March 31, 1999. Cash used in operating activities in each period was primarily affected by the net losses caused by increased costs relating to CAIS Internet's expansion in infrastructure and personnel for its Internet-related businesses.

   In connection with the acquisition of Capital Area on May 10, 1996, CAIS Internet obtained a $2,000,000 bank loan from First Union National Bank. Interest on the loan accrued at a rate of prime plus one and one-half percent, or 9.75 percent at that date, with payments on a five-year amortization schedule and a maturity date of May 10, 1999. In October 1996, CAIS Internet and First Union entered into an interest rate swap agreement in which the effective interest rate on the remaining principal balance of approximately $1,833,000 was fixed at 8.65%. In December 1997, CAIS Internet refinanced this loan. This resulted in an increase in the principal balance outstanding at that time from $1,400,000 to $2,000,000. In addition, the maturity date of the refinanced note and the swap agreement was extended to December 2000. This loan was repaid in full with the proceeds from the credit agreement with ING (U.S.) Capital LLC discussed below.

   In September 1998, CAIS Internet, together with CAIS, Inc. and certain of their affiliates, entered into a credit agreement, as amended, with ING (U.S.) Capital LLC to borrow up to $7,000,000 to repay existing debt with First Union, fund the development of the OverVoice program and for general corporate purposes. The loans extended under this credit agreement bear interest at the one-month LIBOR rate plus 5%. The principal, premium and interest on any outstanding loan will convert to senior secured notes bearing interest at a rate of 5% over the 5-year U.S. Treasury Securities rate if borrowings under this credit agreement are not repaid by September 4,

1999. CAIS Internet is in compliance with the terms of this credit agreement. The current outstanding principal balance under this credit agreement is $7,000,000, which will be repaid from the proceeds of this offering.

   In February 1999, CAIS Internet converted approximately $4.6 million of indebtedness owed to Ulysses G. Auger, Sr. and Ulysses G. Auger, II into 1,119,679 shares of CAIS Internet's Series B cumulative mandatory redeemable convertible preferred stock, par value $.01 per share.

   In February 1999, after the spin-off of Cleartel Communications, Inc., CAIS Internet issued 2,827,168 shares of Series A convertible preferred stock, par value $0.01 per share, for total gross proceeds of $11.5 million. CAIS Internet plans to use $10 million of the proceeds for capital expenditures and general corporate purposes, with the remaining $1.5 million being used to reduce outstanding debt owed by CAIS Internet to Cleartel Communications, Inc.

   On April 13, 1999, CAIS Internet and Cisco Systems Capital Corporation entered into a letter agreement for a three-year, $50 million equipment financing facility. Under the facility, $25 million would be available during the first year of the facility and an additional $25 million would be available during the second year of the facility, provided CAIS Internet meets financial performance requirements including EBITDA targets, revenue targets and leverage and debt service ratios. Borrowings under the facility would be limited to $12.5 million until completion of this offering. The first $25 million in borrowings would bear interest at an annual rate equal to three-month LIBOR plus 7.0% (reducing to 6.0% on the first interest payment after this offering). The second $25 million in borrowings would bear interest at an annual rate equal to three-month LIBOR plus 6.0%. The facility will require CAIS Internet to meet financial covenants including EBITDA targets, revenue targets and leverage and debt service ratios. Borrowings under the facility will be secured by a first priority lien on all Cisco products and services purchased using the facility and, where permitted, by a second priority lien on all other assets of CAIS Internet. Closing on the facility is subject to the execution and delivery of definitive agreements for the facility.

   On April 21, 1999, CAIS, Inc. and Nortel Networks entered into a financing letter agreement for a $30 million equipment financing. The financing would require CAIS Internet and CAIS, Inc. to meet financial covenants including EBITDA targets, revenue targets and leverage and debt service ratios. Borrowings under the financing would be secured by a first priority lien on all Nortel Networks products purchased using the financing. Provision of the financing is subject to approval and the execution and delivery of definitive financial and commercial agreements. In connection with the financing letter agreement, CAIS, Inc. entered into a purchase agreement with Nortel Networks and committed to purchase $10 million of Nortel equipment by April 1, 2000. In addition to this commitment, CAIS, Inc. will be subject to a reduction in its purchase discount percentages after that date if its annual purchases do not exceed $10 million for the twelve months ended April 1, 2001 and $9.9 million for the twelve months ended April 1, 2002.

   As of May 7, 1999, CAIS Internet had cash on hand of approximately $2,631,000. CAIS Internet expects that its cash and financing needs for the next twelve months can be met by cash on hand and additional capital financing arrangements (including the net proceeds of this offering). If such sources of financing are insufficient or unavailable, or if CAIS Internet experiences shortfalls in anticipated revenue or increases in anticipated expenses, CAIS Internet would curtail the planned roll-out of OverVoice and reduce marketing and development activities.

   Network Capacity. In June 1998, CAIS Internet signed a ten-year fiber agreement with Qwest Communications Corporation. The agreement calls for a graduated commitment to purchase $100 million of services over a ten-year period.

   OverVoice License and Royalty Agreement. CAIS Internet entered into a license agreement with Inline Connection Corporation in November 1996, pursuant to which Inline granted CAIS Internet an exclusive license to use, make, sub-license or sell the OverVoice technology in hotels and multiple dwelling units. We have minimum annual royalty obligations to Inline which began at $100,000 in 1998 and increase to a maximum of $250,000 during the term of the agreement. Unless terminated by CAIS Internet with thirty days' notice, the agreement remains in effect through the full life of all existing or future patents related to the technology or future enhancements. In consideration for meeting the $750,000 compensation benchmark set forth in the license agreement, in January 1999, Inline assigned CAIS Internet a 50% ownership interest in the OverVoice patents and patent applications covered by the Inline agreement.

   Terk Litigation Settlement. On or about August 5, 1997, Inline instituted an arbitration proceeding against Terk Technologies Corp. to terminate Inline's contract with Terk, based on Terk's failure to perform under the contract's best efforts clause. On or about September 24, 1998, Terk counterclaimed and filed a lawsuit against CAIS, Inc., Ulysses G. Auger, II, Inline and others, for, among other things, patent infringement of U.S. Patent No 5 010 399 and other patent properties owned by or assigned to Inline and/or a principal of Inline. On January 24, 1999, CAIS, Inc., Inline and Terk entered into a settlement agreement pursuant to which the parties agreed to dismiss the case against all parties with prejudice. As a result of the settlement agreement, CAIS Internet agreed to pay Terk $500,000. $250,000 of the payment was made in February 1999, an additional $150,000 is payable on or before July 1, 1999 and the remaining $100,000 is payable on or before July 1, 2000. CAIS Internet also agreed to issue Terk 25,000 shares of common stock and to issue additional shares if the 25,000 shares, multiplied by the price at which shares are issued in this offering, does not equal or exceed $250,000. CAIS Internet also granted Terk the right to purchase up to 25,000 additional shares of common stock as part of this offering in connection with CAIS Internet's directed share program. In exchange, Terk and Inline modified their contract changing Terk's license from exclusive to nonexclusive and eliminating Terk's ability to sublicense. As a result, CAIS Internet now has the right to install the OverVoice technology in single family residences and the exclusive right to sublicense such technology to third parties.

   CAIS Internet from time to time engages in discussions involving potential business acquisitions. Depending on the circumstances, CAIS Internet may not disclose material acquisitions until completion of a definitive agreement. CAIS Internet may determine to raise additional debt or equity capital to finance potential acquisitions and/or to fund accelerated growth. Any significant acquisitions or increases in CAIS Internet's growth rate could materially affect CAIS Internet's operating and financial expectations and results, liquidity and capital resources.

Impact of the Year 2000 Issue

   Many computer programs have been written using two digits rather than four to define the applicable year. This poses a problem at the end of the century because these computer programs may recognize a date using "00" as the year 1900 rather than the year 2000. This, in turn, could result in major system failures or miscalculations, and is generally referred to as the "Year 2000 issue." CAIS Internet's failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, CAIS Internet's normal business activities and operations. CAIS Internet has formulated and, to a large extent, effected a plan to address Year 2000 issues.

   During 1998, CAIS Internet established a Year 2000 compliance program to coordinate appropriate activity and report to its Board of Directors with regard to Year 2000 issues. CAIS Internet is addressing the Year 2000 issue through a comprehensive assessment and resolution of both its internal systems and the systems of its external partners and suppliers.

   CAIS Internet's internal systems assessment and review consists of four-phases:

  .assessment;

  .analysis and planning;

  . conversion and testing; and

   . implementation.

   CAIS Internet's assessment of the Year 2000 problem has focused on conducting an inventory of existing systems, performing risk assessment, prioritizing systems, and determining resource needs and is substantially complete. The analysis and planning phase of CAIS Internet's Year 2000 compliance program has involved selecting corrective methods, developing certain standards, determining conversion sequences, and establishing a detailed time line for correcting Year 2000 issues and is substantially complete. CAIS Internet's conversion and testing phase which has included developing codes and purchasing known fixes, documenting the effort made, conducting unit and system tests, and scheduling data migration is substantially complete. As part of the implementation of its Year 2000 solution, CAIS Internet has moved various systems into production, installed third party solutions, updated operational procedures, and trained users. This implementation phase is substantially complete. CAIS Internet expects completion of this internal systems assessment and corrective action prior to the end of the third quarter of 1999.

   CAIS Internet likewise has conducted a four-phase review of the systems of its partners, suppliers, and other third parties (including equipment providers and other telecommunications service providers) to monitor both the vulnerability of such parties to the Year 2000 problem and any potential impact on CAIS Internet. First, CAIS Internet identified its critical partners, suppliers, and vendors. This phase involved requesting information from employees, analyzing responses, performing risk assessments, prioritizing systems, and determining resource needs and is fully complete. Secondly, CAIS Internet developed Year 2000 contact standards. This phase, which has involved developing questionnaires, drafting request letters, and gathering contact addresses and e-mails is substantially complete. Thirdly, CAIS Internet has begun receiving information through responses to its request letters, researching web sites, making phone contacts, and summarizing the results of the information received. Finally, CAIS Internet has begun to focus on evaluating different systems, reviewing such information with senior management, and identifying any additional resources needed. CAIS Internet is commencing work to develop a contingency plan associated with its findings in this area. CAIS Internet believes these latter phases will be completed prior to the end of the third quarter of 1999.

   During the year ended December 31, 1998, CAIS Internet spent over $1.4 million for capital expenditures related to the upgrade and continuing build-out of its technical operations and network. We believe that all of this equipment is Year 2000 compliant. We expect to incur additional costs in 1999 in connection with our Year 2000 program, which we believe will not be material. In addition, we expect to acquire a new billing and customer care system as part of our business strategy, which we believe will also be Year 2000 compliant. These additional costs are based on our best estimates and, in our opinion, will not have a material adverse effect on our business, financial condition and results of operations. If the actual costs of implementing our Year 2000 program significantly exceed our estimates, it may have a material adverse effect on our business, financial condition or results of operations.

   CAIS Internet currently believes that its most likely, worst case scenario related to the Year 2000 issue is associated with potential concerns with its partners' and suppliers' Internet operations. To the extent that one or more of these third parties experience Year 2000 problems, which would lead to decreased Internet usage and the delay or inability to obtain necessary data communication and telecommunication capacity, CAIS Internet's network and services could be adversely affected.

   CAIS Internet cannot guarantee that it will be able to timely and successfully modify its products, services and systems to comply with Year 2000 requirements. Any failure to do so could have a material adverse effect on CAIS Internet's operating results. Furthermore, despite the aforementioned testing performed by CAIS Internet and its vendors, CAIS Internet's products, services and systems may contain undetected errors or defects associated with Year 2000 date functions. In the event any material errors or defects are not detected and fixed, or third parties cannot timely provide CAIS Internet with products, services or systems that meet the Year 2000 requirements, CAIS Internet's operating results could be materially adversely affected. Known or unknown errors or defects that affect the operation of CAIS Internet's products, services or systems could result in delay or loss of revenue, interruption of network services, cancellation of customer contracts, diversion of development resources, damage to CAIS Internet's reputation and litigation costs. CAIS Internet cannot guarantee that these or other factors relating to Year 2000 compliance issues will not have a material adverse effect on CAIS Internet's business.

                                    BUSINESS

   We provide cost-effective high-speed Internet connections to both commercial and residential customers, primarily using digital subscriber line technology
(DSL) and our patented OverVoice technology. We currently offer our digital subscriber line service, "HyperDSL," in conjunction with Covad and Bell Atlantic. We use our OverVoice technology to simultaneously transmit voice and data over a single traditional copper telephone line at speeds of up to 175 times those of 56.6k dial-up modems. An OverVoice user is therefore able to have both always-on, high-speed Internet access and complete use of the telephone at the same time over one traditional telephone line. Using our OverVoice technology and existing copper telephone wiring, we are able to create an Ethernet network connecting multiple computers or web-enabled devices within a hotel, multiple dwelling unit or single family home. We believe we can offer always-on, high-speed Internet access simultaneously to multiple users in hotels and residences cost-effectively.

   As of April 16, 1999, we have installed the OverVoice technology in over 1,900 apartment units in 15 multiple dwelling unit buildings and in over 2,100 guest rooms in eight hotels. We have contracts with 11 additional hotel properties to install OverVoice in more than 2,500 guest rooms. In addition, we have national contracts with Hilton and with OnePoint.

   We have entered into a master agreement with Hilton and a seven-year contract with OnePoint to offer Internet access service and install our OverVoice technology. We believe that the demand for high-speed Internet access in single family homes and the trend toward using more than one personal computer at home, also make OverVoice a cost-effective solution for providing dedicated high-speed internet access in single family homes and for "home networking." We currently offer our HyperDSL services to the residential market. Furthermore, we are developing a commercially deployable OverVoice solution for the single family home market, to be offered in conjuction with a HyperDSL connection.

Industry Background

   Internet access and enhanced Internet services represent two of the fastest growing segments of the telecommunications services marketplace. According to International Data Corporation, the number of Internet users in the United States who access the world wide web reached approximately 70.1 million in 1998 and is expected to grow to approximately 178.7 million by the year 2003. Currently, individuals most commonly access the Internet through a dial-up service. However, dial-up access has several drawbacks including:

  . delays when down-loading bandwidth intensive information (such as streaming video and audio);

  . loss of the use of the customer's phone line service while accessing the Internet;

  . requiring that a user pay both its Internet service provider for Internet access and its telephone company for the local call;

  .  frequent busy signals;

  .  mid-use cut-offs (drops) from service; and

  .  long connection delays.

   Due to the inconveniences of dial-up Internet service, most businesses that are large enough to justify the costs opt for a dedicated high-speed Internet connection, such as a T-1. Smaller businesses are also moving rapidly toward high-speed access solutions as newer technologies like digital subscriber line become available. However, until recently, high-speed Internet access has been unavailable to most single family and multifamily homes and to hotel guests due to the cost and difficulty of implementing such service.

   We believe that business users have grown accustomed to the high-speed Internet access that they have at work and are increasingly seeking cost-effective options for high-speed access at home and while traveling. As a result, we believe demand is ever increasing for cost-effective, high-speed Internet connectivity in the hotel, business and residential communities. Further, the increasing use by hotel guests of dial-up Internet access is overloading many hotels' phone systems. This has resulted in increasing service problems and heightened concerns for the safety of hotel guests (and the hotel's associated liability) who may be unable to obtain help promptly in an emergency. As a result, hotels are increasingly confronted with the expensive option of upgrading their private branch exchange (PBX) switches to handle the increased traffic.

   We believe that increased demand and evolving technology make the hotel and multiple dwelling unit markets attractive for always-on, high-speed Internet access. The economies of scale present in the hotel and multiple dwelling unit markets create the opportunity to price always-on, high-speed Internet access services at levels comparable to current dial-up services. In addition, many multiple dwelling unit property owners believe high-speed Internet access is an attractive building amenity for enhancing rental and occupancy rates.

   Major hotel chains and multiple dwelling unit property owners are currently evaluating alternative solutions to meet the need for faster Internet connections and simultaneous voice and data transmission. Examples of such solutions are:

  . second phone lines and more powerful telecommunications switching systems within a building, which are very costly and fail to address the need for higher connection speeds;

  . Category 5 rewiring, which involves the labor and capital intensive solution of rewiring a building, resulting in significant cost, construction, disturbance and time; and

  . high speed technologies, including digital subscriber line and cable modems, which are less expensive than comparable T-1 connections, but require a separate digital subscriber line or cable modem for each personal computer or laptop connection in a home, apartment unit or hotel room.

While these and other technologies exist, to date none has been widely deployed as a solution for high-speed Internet connectivity.

The OverVoice Solution

   We believe that our OverVoice technology is a cost-effective, always-on, high-speed Internet solution for hotel guests and multiple dwelling unit residents. We also believe OverVoice to be a cost-effective solution for providing always-on, high-speed Internet access in single family homes and for "home-networking."

   We use our OverVoice technology to simultaneously transmit voice and data over a single copper telephone line at speeds of up to 175 times those of 56.6k dial-up modems. This enables an OverVoice user to have both always-on, high-speed Internet access and complete use of the telephone at the same time over one traditional telephone line. While we believe digital subscriber line technology is a cost-effective high-speed Internet solution available to our commercial customers today, we believe that its point-to-point nature
(i.e., each Internet user requiring an expensive digital subscriber line modem and therefore his own Internet connection) significantly impedes its widespread deployment in the residential market. OverVoice's point-to-multipoint technology enables us to create an Ethernet local area network within a hotel, multiple dwelling unit building or single family home. By combining our OverVoice technology with any always-on, high-speed Internet connection, such as digital subscriber line, T-1 or wireless, we can provide a single high-speed Internet connection which can be shared simultaneously among many users in a hotel, multiple dwelling unit building or single family home.

   Our OverVoice technology allows the coexistence of multiple signals (voice, data and, in the future, video) on the same wire, by protecting the natural frequency range of each signal from interference with the other signals. The pictorial below demonstrates how, through the use of OverVoice technology, voice, data and video can co-exist simultaneously on a single traditional copper wire.

                              [GRAPH APPEARS HERE]

Standard telephone service (Plain Old Telephone Service) operates between 0 and 5KHz, while standard 10BaseT Ethernet (which is the standard for most of the world's local area networks) operates between 3 and 15MHz. The video signal will operate between 15 and 30 MHz.

   In hotels and multiple dwelling units, the OverVoice solution requires only a retrofit with OverVoice equipment in the telephone closet and the installation of our proprietary OverVoice telephone jacks in each hotel guest room or apartment unit. The OverVoice passive circuitry uses electronic filters to separate signals at the control unit and at each wall jack. The OverVoice wall jack has two ports, one which connects to the telephone and the other which connects to an Ethernet adapter card inside the user's computer.

   Ethernet is the standard networking protocol used to create local area networks. To connect to a local area network, computers require an Ethernet adapter card, which is a standard supplemental hardware device that can easily be installed into most computers and typically costs approximately $50. In most cases, an Ethernet card is required for any high speed Internet connectivity, including T1, cable modem or digital subscriber line services.

   CAIS Internet also expects in the near future to offer a universal serial bus connectivity option for OverVoice. The universal serial bus is a new standard plug-in protocol being integrated into most new computers (i.e., a new port to plug in devices, such as printers). With a universal serial bus connection, the user will have the ability to connect directly to an Ethernet network without an Ethernet adapter card.

   CAIS Internet has begun to deploy OverVoice DeskJacks in hotel guest rooms. The OverVoice DeskJack has an Ethernet connection and can have a universal serial bus connection, thereby allowing hotel guests to choose the connection method that best suits their needs. Its highly visible, step-by-step instructions direct the hotel guest through the log-on page to the CAIS Internet promotional home page.

   We can install the OverVoice technology in an average-sized hotel or multiple dwelling unit building (300 units) for approximately $250 per hotel guest room or apartment unit, which we believe is significantly less than the cost of any competing technology. In addition, we can install OverVoice in a hotel or multiple dwelling unit building with very minimal disruption to the property owners, hotel guests or multiple dwelling unit residents.

Market Opportunity

   We believe that the domestic hotel segment represents a significant market opportunity for CAIS Internet. Nationwide, we estimate that as of December 31, 1997, there were 49,000 hotel properties with a total of 3.8 million hotel rooms. In the top twenty-five hotel markets, we estimate that there were more than 7,775 properties with a total of approximately 1.2 million rooms. During the initial roll-out of our OverVoice technology, we will focus on larger hotels and those most likely to cater to business travelers. According to the American Hotel and Motel Association, as of December 31, 1997, hotel properties with 300 or more rooms represented 3.0% of all hotel properties, but 20.8% of total hotel rooms. Examples of the companies operating within this segment include familiar hotel chains such as Hilton, Sheraton, Hyatt, Wyndham, Westin and Marriott.

   We are also targeting the domestic multiple dwelling unit market which we believe is a highly promising market for OverVoice. As of 1998, approximately 18% of the U.S. population, or over 48 million people, lived in multiple dwelling units and there were over nine million apartment units in buildings with 50 or more units. We intend to initially target Class A and B buildings in large metropolitan areas, whose residents typically have higher incomes and are more likely to be Internet users.

   An even larger market is the single family home market, which we believe offers a significant opportunity for OverVoice in the future. According to Jupiter Communications, LLC, as of December 1998, 38% of U.S. households with Internet access have at least two personal computers. We believe that the demand for simultaneous high-speed Internet access and interoperability between multiple personal computers in a single family home or multiple dwelling unit will further increase the demand for OverVoice. Approximately 94% of single family homes in the United States have standard copper telephone wire that can support home networking using OverVoice.

   Although we intend to initially roll-out our OverVoice technology in the United States, we believe that international markets represent another significant opportunity. International demand for Internet access is expected to increase as a result of a number of factors, including worldwide economic growth, global deregulation of the telecommunications market, technological advancements and the introduction of new services.

National Contracts and Long-Term Commitments

   Hilton Hotels Corporation. We have entered into a master agreement with Hilton, under which Hilton agreed to license us the right to offer high-speed Internet access service in guest rooms, meeting rooms and other areas in specified Hilton hotels throughout the United States. The term of the agreement is for five years. Under the agreement, we have the right to install wired high-speed data communication systems for laptop computers on an exclusive basis in up to 50% (subject to increase with Hilton's consent) of the rooms in the Hilton hotels covered by the master agreement. In order to participate, each Hilton hotel must enter into an addendum to the master agreement. As of April 16, 1999, 153 of these hotels have notified Hilton that they intend to sign an addendum to participate under the terms of the master agreement.

   Under the agreement, we are responsible for the costs of installing, maintaining and operating all necessary equipment, and as a result we will incur significant up-front costs. Under the agreement, Hilton and CAIS receive revenues in the form of fees paid by hotel guests for the use of high-speed data communications. Hilton's share of net revenues varies based on the number of rooms in a particular hotel property. As a part of the Hilton contract, we have arranged to have a senior account manager based at Hilton's headquarters to manage the relationship and serve as Hilton's liaison to CAIS. We are also training front desk personnel and banquet room staff on the benefits of OverVoice to enable them to better market the service and create an overall positive experience for the hotel's patrons. For technical assistance, users are directed to a toll-free number that connects OverVoice users to our customer service representatives. Finally, Hilton and CAIS Internet are developing in a joint marketing program to build awareness of the OverVoice service offering among potential patrons.

   In addition, on April 23, 1999, CAIS Internet signed a letter agreement with Hilton to jointly pursue the development of future guest and meeting room digital entertainment solutions in Hilton properties. The letter agreement provides for Hilton and the Company to jointly develop new applications for the use of OverVoice in Hilton hotels which would enable the Company to offer services other than high-speed Internet access, such as video and audio services to be defined by the parties at a later date. The specific terms of the joint development program, including the rights and obligations of CAIS Internet and Hilton, have not been determined. However, under the letter agreement, Hilton has no obligation to finance any portion of this program, and CAIS Internet is primarily responsible for the development of and funding of the program.

   To evidence its commitment to the program, CAIS Internet will issue 133,000 shares of CAIS Internet common stock to an account that will be jointly controlled by CAIS Internet and Hilton. Hilton will have the right to dispose of 66,500 shares at any time, provided that the proceeds from any sale are applied to the costs of the program. To facilitate any such resale, CAIS Internet has granted Hilton demand and incidental registration rights. See "Description of Capital Stock -- Hilton Warrants and Shares." The remaining 66,500 shares of CAIS Internet common stock will be retained in the account to further secure CAIS Internet's commitment to develop this program.

   In the event that after two years Hilton and CAIS Internet are unable to agree on the direction and goals of the program, Hilton will be entitled to retain the 66,500 shares of CAIS Internet common stock (to the extent that Hilton has not previously disposed of these shares) which it has the right to dispose of, and the remaining 66,500 shares in the account will be returned to CAIS Internet.

   OnePoint Communications Corp. In April 1998, we entered into a trial agreement with OnePoint, a provider of communications and entertainment services to residents in multiple dwelling units. Under this trial agreement, we installed OverVoice in 14 buildings within four properties.

   We recently entered into a seven-year contract with OnePoint to install our OverVoice technology. Under this agreement, we anticipate that we will install OverVoice in a minimum of 30 multiple dwelling unit buildings with approximately 10,000 units. Additionally, together with OnePoint, we will market high-speed Internet service to approximately 300 additional multiple dwelling unit buildings where OnePoint has a preferential right of entry to provide Internet and other communications services. As part of our agreement with OnePoint, we are making joint sales calls to property owners to discuss the benefits of OverVoice.

   Under the agreement, CAIS Internet generally bears all of the costs of providing Internet services to the multiple dwelling units and receives 90% to 98% of the net revenues from the sale of services, with OnePoint receiving the remaining revenues. OnePoint has the option of contributing 25% of the costs of providing Internet services to specified multiple dwelling unit buildings. In those circumstances, OnePoint's share of net revenues would range from 15% to 25%.

OverVoice Properties

   As of May 16, 1999, CAIS has either installed OverVoice or has an agreement for the installation of OverVoice in the hotel and multiple dwelling unit properties set forth in the following tables.



                                     HOTELS

Hotels which are currently or upon completion of installation will be operating under trial agreements:

                                                                Target
Property                  Location         Number of Units Installation Date Completion Date
--------                  --------         --------------- ----------------- ---------------
Embassy Square..........  Washington, D.C.       232                               4/98
Bellevue Courtyard......  Bellevue, WA           131                               5/98
La Jolla Marriott.......  La Jolla, CA           360                               5/98
Washington Marriott.....  Washington, D.C.       418                               6/98
Sea Tac Marriott........  Seattle, WA            459                               6/98
Las Colinas Wyndham.....  Irving, TX             185                               7/98
Sunnyvale Wyndham.......  Sunnyvale, CA          179                               7/98
Anaheim Hilton..........  Anaheim, CA            20                               12/98
Westin Peachtree Plaza..  Atlanta, GA            200             5/99
Metro Marriott..........  Washington, D.C.       163             6/99
Westin Innisbrook.......  Palm Harbor, FL        200             6/99
BWI Airport Marriott....  Baltimore, MD          200             6/99
Sheraton Inner Harbor...  Baltimore, MD          289             6/99
Westin Copley Plaza.....  Boston, MA             200             7/99
The Washington Court
 Hotel..................  Washington, D.C.       264             7/99

We are currently negotiating long-term contracts for all properties which are operating under trial agreements. The Westin Peachtree Plaza, Westin Innisbrook and the BWI Airport Marriott are all owned by Starwood Hotels and Resorts Worldwide, Inc. and are the first of six properties where we will install OverVoice in accordance with our trial agreement with Starwood.

Hotels which upon completion of installation will be operating under long-term contracts:

                                                                Target
Property                  Location         Number of Units Installation Date Completion Date
--------                  --------         --------------- ----------------- ---------------
Hotel Lexington.........  New York, NY           216             5/99
Club Doubletree Suites..  Palatine, IL           196             5/99
Hilton Pittsburgh &
 Towers.................  Pittsburgh, PA         200             5/99
Hilton Chicago &
 Towers.................  Chicago, IL            240             5/99
Palmer House Hilton.....  Chicago, IL            239             5/99
Hilton New York &
 Towers.................  New York, NY           415             5/99
Hilton Washington &
 Towers.................  Washington, D.C.       200             5/99
Capital Hilton..........  Washington, DC         200             5/99
Kutshers Country Club...  Monticello, NY         410             6/99
Radisson Inn-Tulsa
 Airport................  Tulsa, OK              172             6/99
Hilton Dallas Parkway...  Dallas, TX             200             6/99
Hilton Garden Inn- Las
 Colinas................  Irving, TX             174             6/99
Hilton
 Lisle/Naperville.......  Lisle, IL              160             6/99
Hilton Northbrook.......  Northbrook, IL         125             6/99
Hilton Phoenix Airport..  Phoenix, AZ            128             6/99
Hilton Short Hills......  Short Hills, NJ        150             6/99
Hilton Garden Inn-Albany
 Airport................  Albany, NY             155             6/99
Hilton North Raleigh....  Raleigh, NC            184             6/99
Hilton Garden Inn-North
 Johns Creek............  Atlanta, GA            124             6/99
Hilton Atlanta Airport &
 Towers.................  Atlanta, GA            204             6/99
Hilton Garden Inn-Green
 Bay....................  Green Bay, WI          120             6/99
Hilton Garden Inn-
 Saratoga Springs.......  Saratoga, NY           112             6/99
Hilton Garden Inn-White
 Marsh..................  Baltimore, MD          155             7/99

                            MULTIPLE DWELLING UNITS

                                                  Number of
Property                       Location        Installed Units Completion Date
--------                       --------        --------------- ---------------
Arlington Court House......... Arlington, VA         396             3/98
*Lincoln Towers............... Arlington, VA         673             6/98
*Water Park Towers............ Arlington, VA         323             7/98
*Springfield Station (5
 buildings)................... Springfield, VA       280            10/98
*Summit Fair Lakes (7
 buildings)................... Fairfax, VA           432             3/99

--------
*OnePoint properties

Business Strategy

   Our objective is to become a leading national provider of dedicated high-speed Internet access. The following are key elements of our business strategy to achieve this objective:

   Offer the Most Cost-Effective, Always-On, High-Speed Internet Access to Our Customers. We believe that hotel and multiple dwelling unit property owners are seeking to use high-speed Internet access as a tool to increase their occupancy and rental rates. In addition, we believe that many members of the single family home market are seeking cost-effective high-speed Internet access. We believe our OverVoice technology is a cost-effective, always on, high-speed Internet solution for hotel guests and multiple dwelling unit residents. In addition, we believe OverVoice will be a cost-effective "home networking" solution for single family residences. We use our OverVoice technology to deliver high-speed Internet access, while allowing the user to simultaneously access voice services on the telephone. We also offer our digital subscriber line service, "HyperDSL," to commercial customers in conjunction with Covad and Bell Atlantic.

   Roll-Out Our OverVoice Technology Nationwide. Our goal is to make our OverVoice technology the standard for high-speed Internet access in hotels and multiple dwelling units. We intend to continue to penetrate the hotel and multiple dwelling unit markets through both direct sales and strategic relationships. We have signed an agreement for the roll-out of OverVoice with Hilton hotels throughout the United States. In addition, we are currently rolling-out OverVoice to multiple dwelling units with OnePoint. We are developing an OverVoice solution for the single family home market and expect to offer it with our residential HyperDSL service once OverVoice becomes commercially deployable in this segment.

   Attract End-Users in Hotels and Multiple Dwelling Units. We intend to stimulate the demand for our OverVoice services through joint marketing programs and sales calls. For hotel guests we believe that it is important to make always-on, high-speed Internet access simple and affordable. In hotel rooms, the OverVoice DeskJack (an access device into which hotel guests plug their laptop computer), with its highly visible, step-by-step instructions, makes accessing the Internet quick and easy. We also believe that the use of OverVoice services in hotel meeting rooms will further increase the awareness of, and demand for, our services in hotel guest rooms by business travelers who gain exposure while in the meeting room. For our multiple dwelling units, we believe that our ability to offer multiple Internet connection speeds at different price points, utilizing our rate shaper technology, enhances our ability to attract end users. We are able to offer a multiple dwelling unit resident dedicated high-speed Internet access at an entry level connection speed and price and later upgrade the service to meet the user's demand for faster Internet connection speeds.

   Accelerate the Roll-Out of Our HyperDSL Services. We have initiated the roll-out of a new always-on, high-speed Internet access service using digital subscriber line technology under the name HyperDSL. Unlike traditional forms of always-on Internet access, digital subscriber line uses the customer's existing copper voice telephone wire to deliver high-speed Internet service. We believe digital subscriber line technology currently represents the most economical always-on, high-speed Internet solution for commercial customers. In addition, we believe that digital subscriber line technology, used in conjunction with OverVoice, provides the most cost-effective Internet solution for single-family residences requiring multiple points of access.

   Expand Our National Network. We operate a nationwide network and have agreements with most of the major backbone providers to exchange Internet traffic over their respective networks. We currently maintain six points of presence in Baltimore, Chicago, McLean, Virginia, New York, San Francisco and Washington, D.C. We intend to add points of presence in Atlanta, Boston, Dallas, Houston, Los Angeles, Miami, Orlando, Palo Alto, Philadelphia, Phoenix and Seattle by the end of 1999, and an additional 15 points of presence by the end of 2000. In June 1998, we signed a ten-year fiber agreement with Qwest, under which we have access to all of Qwest's points of presence nationwide, which totaled 200 as of April 16, 1999. We intend to continue to evaluate strategic relationships and acquisitions that will allow us to further expand this network.

   Leverage the OverVoice Platform to Deliver Future Services and Products. We believe that our OverVoice technology provides a platform which enables us to deliver a variety of broadband services and products to our customers. We are developing a broad array of services and products including Internet protocol telephony, video conferencing, traditional video services, high definition television (HDTV) and digital audio radio. We intend to expand our service and product offerings through internal research and development, and by acquiring complementary businesses and technologies.

Services

   CAIS Internet currently offers a variety of services under two brand names as illustrated by the following table:

     Brand                              Service Lines                       Pricing
     -----                  ------------------------------------- ----------------------------
   OverVoice............... Hotel Guest Room Service              $7.95 to $14.95 per 24 hours
                            Hotel Meeting Room Service            Varies by property
                            Multiple Dwelling Unit Service        $24.95 to $49.95 per month

   CAIS Internet........... HyperDSL                              $47.95 to $399 per month
                            Web Hosting                           $69 to $295 per month
                            Always-On Access
                            Fractional DS-3 to full DS-3          $5,500 to $30,000 per month
                            Fractional T-1 to full T-1            $695 to $1,750 per month
                            Dial-Up and Other Narrowband Services $24.95 to $250 per month

 OverVoice Services

   Hotel Guest Room Service. We provide OverVoice services to hotel guests by placing our OverVoice DeskJack (pictured below) beside the telephone. The OverVoice DeskJack provides simple, step-by-step directions on how to access the Internet. The guest first connects an ethernet-enabled, or universal serial bus-enabled, laptop to an ethernet port or universal serial bus port within the OverVoice DeskJack. Once connected, the guest launches the web browser, logs-on to the OverVoice server and is launched on to the Internet starting at the CAIS Internet promotional home page. The guest will have always-on, high-speed Internet access and may leave the laptop connected to the Internet for the duration of the stay, all while having the option to simultaneously talk on the same telephone line. A hotel guest is typically charged between $7.95 and $14.95 per 24-hour stay in a hotel, comparable to that of in-room hotel entertainment services.

                                                      . Highly visible in-room
                                                        marketing

                        [PICTURE OF OVERVOICE DESK JACK]

   The OverVoice DeskJack

                                                      . Ethernet card or
                                                        universal serial bus
                                                        port connectivity
   Meeting Room Service. Hotels typically have dedicated sales staff to solicit meeting room business. As corporate and independent meeting planners have particular needs, hotels offer meeting room customers a menu of facilities, including Internet services, guest room availability and food services. Once the planner has selected a particular hotel, that hotel's sales staff books the meeting room and arranges for the particular add-ons requested. We are currently training hotel sales staff to assist them in selling OverVoice Internet access to currently booked and prospective corporate meeting customers.

                                                      . Step-by-step simple
                                                        instructions

   Prior to the availability of OverVoice, corporate meeting planners and hotel facilities generally had only two options for providing Internet services. The first option is dial-up Internet access, which has several drawbacks including:
  .  delays when down-loading data and images;
  .  frequent busy signals;
  .  dropped connections; and
  .  long connection delays.

   The second option is to make special arrangements for a temporary dedicated high-speed Internet connection which:

  .  typically takes up to 60 days to order; and

  . usually requires a minimum 1-month commitment and the payment of installation fees.

   By installing OverVoice in the meeting and conference areas, a cost-effective and simple to use high-speed Internet solution is immediately available to the property staff, the corporate meeting planner and meeting room guests. The user simply connects the ethernet-enabled computer to the OverVoice wall jack in the room. The user then has always-on high-speed Internet access at various price points and is able to simply launch the web browser and access all Internet applications. Once connected, the OverVoice server prompts the property management system to bill the user for the appropriate Internet connection charge. We anticipate that hotels will be able to offer this instantaneous, high-speed Internet connection for corporate meetings at a fraction of the current cost of establishing a dedicated connection. We believe that the meeting room program will also increase OverVoice brand recognition and credibility among business travelers who gain exposure to the technology while in the meeting room.

   MDU Service. Once an apartment or condominium building is installed with the high-speed OverVoice technology, we can provide Internet access to all of its residents. Prior to launching OverVoice in a particular building, we generally pre-market the service to residents through building management, using flyers and direct mailings. We also typically have a marketing day in the building during which we distribute marketing materials, demonstrate the system and answer questions. Once OverVoice is installed, the resident simply connects the ethernet-enabled computer to the OverVoice wall jack in the apartment unit. The resident then has always-on high-speed Internet access and is able to launch the web browser and access all Internet applications. Our rate shaping server allows us to tailor the speed of the user's Internet connection and to offer multiple connection speeds at different price points. A multiple dwelling unit resident is typically charged between $24.95 and $49.95 per month for OverVoice service, depending upon the transmission speed choice.

   We believe that our pricing is extremely competitive with typical $19.95 to $21.95 per month dial-up services. In order for a resident to enjoy simultaneous voice and data transmission, a dial-up user must incur the cost of a second phone line and is limited to the much slower access speeds of traditional dial-up modems. While cable modems and digital subscriber line allow high-speed always-on access, both involve equipment costs to the provider well in excess of those of the OverVoice solution. In addition, unlike cable modems and digital subscriber line services, OverVoice enables the user to have multiple points of access within one unit on a cost-effective basis.

CAIS Internet Services

   The primary services we offer are HyperDSL, web hosting, always-on access and dial-up access. As of April 16, 1999, we had over 580 always-on access subscribers and over 602 web hosting customers.

   HyperDSL Services. We have initiated the roll-out of a new always-on, high-speed Internet access service using digital subscriber line technology under the name HyperDSL. Unlike traditional forms of always-on Internet access, digital subscriber line services use the customer's existing copper voice telephone wire to deliver high-speed Internet access.

     HyperLINK DSL is our consumer-grade digital subscriber line service for the residential, home office and small business markets. We currently provide the service in conjunction with Bell Atlantic. After a two-year trial with Bell Atlantic, HyperLINK DSL was introduced in the Washington, D.C. metro area. In 1999, we intend to enter eight additional major metropolitan areas, including Baltimore, New York, Philadelphia, Chicago, Dallas, San Fransisco, Miami and Los Angeles. HyperLINK DSL services currently range in price from $47.95 to $187.95 per month. Installation fees are approximately $425, which includes approximately $325 for the purchase of a required digital subscriber line modem.

     HyperLAN DSL is our digital subscriber line service for the small and medium-sized business markets, which we currently offer jointly with Covad. We believe that HyperLAN DSL will be attractive to business customers who traditionally have been unwilling to pay the higher costs of conventional always-on high-speed Internet access. In addition, we believe that this service will attract customers who currently incur the cost of high-speed Internet access and who will now for a comparable cost be able to significantly increase their bandwidth. We currently offer this service in Washington, D.C. In 1999, we intend to enter eight additional major metropolitan areas, including Baltimore, Chicago, Dallas, Los Angeles, Miami, New York, Philadelphia and San Fransisco. Under the terms of our agreement with Covad, we co-develop and implement targeted marketing and advertising programs to stimulate sales. HyperLAN DSL services range in price from $129 to $399 per month. Installation fees, including equipment, generally range from $999 to $1,099.

   Web Hosting Service. Web hosting can be defined as housing a customer's web pages on our servers. Web hosting is an ideal solution for customers who want to "publish" web pages on the Internet without purchasing, configuring, maintaining and administering the necessary sophisticated hardware and software. Due to economies of scale, we can generally offer web hosting solutions far more sophisticated than customers can provide for themselves. Our staff of Internet engineers and system administrators enables us to offer multiple platforms for web hosting. These hosting servers are located within our points of presence infrastructure and make use of multiple high bandwidth connections to the Internet backbone. File structure directories, domain name registration and security privileges are set-up for customers on our hosting servers, thus enabling customers to remotely "publish" their content for distribution over the Internet. In addition, we provide network and systems administration and maintenance, tape back-ups and security. Web hosting services range in price from $69 to $295 per month.

   High-Speed Always-On Access Service. We provide always-on access services to other Internet service providers and commercial customers. This type of connectivity is generally used to connect local area networks, wide area networks or server applications to the Internet, ensuring an always-on connection. These services include a wide range of connectivity options tailored to the requirements of the customer, including: T-1 (1.54 Mbps) or fractional T-1 connections and DS-3 (45 Mbps) or fractional DS-3 connections. Always-on services range in price from $695 to $30,000 per month depending on the connection type. Installation fees generally range from $300 to $5,000.

   Dial-Up and Other Narrowband Services. We offer high-quality, digital dial-up, integrated services digital network connections (ISDN) and dedicated integrated services digital network connections, with Internet access speeds up to 128 Kbps. These are primarily amenity services provided to always-on access services customers upon request, but are not marketed generally. Dial-up and other narrowband services range in price from $24.95 to $250 per month.

 New Products and Services

   We intend to continue expanding the OverVoice product line as well as introduce additional integrated communications services that leverage the convergence of voice and data communications. We are developing a commercially deployable OverVoice solution for the single family home market to be offered in conjunction with a HyperDSL connection. Because OverVoice is a point-to-multipoint distribution technology, we believe that it is particularly well-suited for a wide array of existing and new applications, including Internet protocol telephony services, laser disk video services, digital audio radio and high definition television (HDTV). We will continue to research and develop new products and services to be offered in the future, using the OverVoice technology.

Sales and Marketing

   OverVoice. We market OverVoice services primarily through our direct sales group which:

  . focuses on securing hotel chains' endorsements of OverVoice as the preferred Internet infrastructure solution for the chain's properties; and

  . sells directly to hotel properties owned or managed by the hotel chain and to hotel chain franchisees.

   In addition, we are continuing to aggressively pursue opportunities to increase OverVoice awareness within the hospitality and multiple dwelling unit industries. We participate in major industry trade shows and events such as HITEC (Hospitality Industry Technology Exposition and Conference), IH/M&RS (International Hotel, Motel and Restaurant Show), NAREIT (National Association of Real Estate Investment Trusts) Annual Convention and COMNET (Communications Network).

   We also continue to identify strategic partners that have existing relationships with hotel chains, multiple dwelling units and multiple dwelling unit/real estate investment trusts for the installation and maintenance of various communications services in these properties. This allows us to package OverVoice in a pre-existing "bundle" of services, thus providing the opportunity to maximize in-building penetration rates. We believe that by working directly with hotel chains, real estate investment trusts and carefully selected strategic partners, OverVoice will become the industry standard Internet infrastructure solution.

   In addition, on March 30, 1999, we entered into a ten-year exclusive distribution agreement with Overnet, Inc., a Korean corporation. Under the agreement, Overnet became our exclusive importer and distributor of OverVoice in North and South Korea, subject to pre-existing contractual relationships we have with international hotel chains and Terk Technologies Corp. As a result of the agreement, we became Overnet's sole supplier and distributor of OverVoice type products (i.e., products that relate to communication internal to a structure over twisted pair wires at frequencies above the common voiceband) in North and South Korea.

   CAIS Internet. We offer Internet services to Internet service providers, commercial dedicated accounts and small and medium-sized businesses using a direct sales force. Direct mail and print advertising is utilized to both further generate sales leads and to build awareness of CAIS Internet and our services. In addition, we are regularly featured in the Boardwatch directory of national Internet backbone providers and exhibit at select trade shows. With respect to dial-up and other narrowband services, leads are handled on a "demand only" basis by a technical support division. Finally, public relations efforts and a routine program of press releases and contacts are conducted to focus attention on CAIS Internet in the print, on-line and TV media.

Customers

   OverVoice. The ultimate customers for our services are individuals in hotels, multiple dwelling units and single family homes. In the hotel market, we primarily target the frequent business traveler with a laptop computer who needs to connect to the Internet. We believe that our OverVoice technology overcomes the connection problems that these customers currently encounter with dial-up service while enabling them to use the same telephone line for conversations and Internet access simultaneously. In the multiple dwelling unit market, we target individuals in Class A and B apartment buildings who typically already own a personal computer and have some experience with the Internet and/or on-line services. For the single family home market, we will target business people who are connecting to their office's local area network and families who are seeking home networking solutions.

   CAIS Internet. As a tier one Internet service provider, we have historically offered always-on Internet access to tier two Internet service providers in the Washington, D.C. metro area and select international markets. As of April 16, 1999, we continue to provide dedicated Internet connections to more than 50 Internet service providers in the Washington, D.C. area and 5 international Internet service providers in Europe, Latin America and Asia. Over the past year, we have actively sought to diversify our dedicated customer base to commercial and other institutional accounts, while maintaining a presence in the Internet service provider market. As of April 16, 1999, we had 284 business customers for always-on, high-speed Internet access. We also maintain a base of over 3,200 dial-up and other narrowband accounts, though this is not a market we actively pursue. Furthermore, we have developed a base of more than 500 small and medium-sized businesses as web site hosting customers since June 1997.

   For the fiscal year ended December 31, 1998 and the three months ended March 31, 1998 and 1999, one customer, Hongkong Telecom, accounted for 15%, 14% and 18%, respectively, of CAIS Internet's consolidated net revenues.

Customer Service

   Our Customer and Account Management division provides comprehensive customer support. The division consists of three principal departments: Customer Support, Technical Support and Account Management. As of April 16, 1999, this division consisted of 26 persons. We intend to continue to emphasize customer support for the nationwide roll-out of OverVoice and our HyperDSL services.

   The Customer Support and Technical Support departments maintain quality service standards and respond to customer inquiries 24 hours a day, 365 days a year. Established standards are continuously monitored and evaluated through detailed trouble tickets, phone logs, bandwidth utilization reports, server log-in reports as well as network and service up time reports. Our technical support representatives are trained in an effort to ensure superior customer service. The Technical Support department is further strengthened by a network operations center, located in McLean, Virginia, which continuously monitors our network and supporting infrastructure. We are currently building a second network operations center in our corporate headquarters in Washington, D.C. The new network operations center will utilize state-of-the-art network monitoring and will include remote capabilities. Once the second network operations center is complete, we will continue to maintain the McLean, VA network operations center as a redundant facility. The Account Management department acts as a single point of contact for major account customers for the coordination, management and implementation of all of our services.

Network Topology

   Our infrastructure is a nationwide clear-channel DS-3, OC-3 and asynchronous transfer mode network. We provide high-speed Internet access from our points of presence to commercial and residential customers through always-on high-capacity leased lines over local exchange facilities. In June 1998, we entered into a 10-year fiber agreement with Qwest, under which we have access to all of Qwest's points of presence nationwide, which totaled 200 as of April 16, 1999. Access to these points of presence enables us to provide OverVoice services to customers throughout the country. We are migrating our existing asynchronous transfer mode backbone links to the Qwest fiber network.

   We currently maintain six points of presence in Baltimore, Chicago, McLean, Virginia, New York, San Francisco and Washington, D.C. We intend to add points of presence in Atlanta, Boston, Dallas, Houston, Los Angeles, Miami, Orlando, Palo Alto, Philadelphia, Phoenix and Seattle by the end of 1999, and an additional 15 points of presence by the end of 2000. The network is monitored 24 hours per day, 365 days per year from our network operations center in McLean, VA.

   We maintain private and public arrangements with most major Internet service providers to exchange Internet traffic over our respective networks. We will continue to add additional arrangements, as necessary, to deliver the highest quality of service to our customers.

Suppliers

   Equipment Procurement and Manufacturing. Q-TEL, the manufacturing subsidiary of Compania Dominicana de Telefonos, C. por A. (a wholly owned subsidiary of GTE) has begun production and delivery of 10,000 OverVoice control units. Q-TEL is an offshore manufacturing facility that performs functions for major U.S. telecom equipment providers. Currently, Q-TEL is able to produce the control units for substantially less than domestic manufacturers.

   Equipment Warehousing, Distribution and Installation. We intend to support the nationwide roll-out of OverVoice through strategic relationships with warehousing, distribution and installation companies. We have entered into an agreement with Farnor Enterprises, Inc. to receive, barcode, warehouse and distribute nationally OverVoice equipment inventory. We have made arrangements with AmeriLink d/b/a NaCom, Volt Information Sciences, Inc. and MasTec, Inc. to perform national OverVoice installation functions. All three of these companies have experience in handling thousands of work orders per week, have attended OverVoice installation training provided by The Siemon Company and are designated as Certified Installers of the Siemon Cabling System. We believe that these relationships will enable us to deploy OverVoice under large national contracts promptly and on a cost-effective basis.

   The OverVoice technology is economical, easy to implement and does not involve a disruptive installation procedure. We can install the OverVoice technology in an average size hotel or multiple dwelling unit (300 units) in two to three weeks for approximately $250 per hotel guest room or apartment unit. Installation can be accomplished at full occupancy, as the in-room installation time is only 10-15 minutes per room.

Competition

   We operate in a highly competitive environment for each of our lines of business and we believe that competition is increasing. The competitive environments for our different lines of business are as follows:

   OverVoice. We face several major groups of competitors in the business of providing high-speed Internet access to hotels and multiple dwelling units. These include local exchange carriers and other digital subscriber line providers, cable TV companies and other providers using cable modems, and installation firms that deploy Category 5 rewiring in hotels and multiple dwelling units. Although we believe OverVoice is a cost-effective, user-friendly and easily deployable high-speed Internet infrastructure solution, several of our competitors have extensive marketplace presence and much greater technological and financial resources than we possess.

   In addition, the OverVoice technology also competes with technologies using other transmission media, such as coaxial cable, wireless facilities and fiber optic cable. To the extent that telecommunications service providers, hotels, multiple dwelling units or single family residences install any of these alternative transmission media, demand for OverVoice may decline.

   CAIS Internet. Because the Internet services market has no substantial barriers to entry, we expect that competition will continue to intensify. Our principal competitors include other tier one national backbone providers such as UUNET Technologies, Inc., PSINet Inc. and BBN (a GTE subsidiary). To a lesser extent, we also compete for always-on and dial-up access and web services business with regional, tier two Internet service providers and cable companies that operate in the same geographic markets that we serve. Accordingly, we expect the market for Internet access services to continue to grow and to be highly competitive with a variety of regional and national players vying for new business. In many instances, we compete directly with our downstream tier two Internet service provider customers. Eventually, we expect some form of a market consolidation to occur, with those Internet service providers that furnish the most value-added solutions ultimately surviving.

Government Regulation; Potential Taxes

   We provide Internet access, in part, through transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for communications. As an Internet service provider we are not currently subject to direct regulation by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally. In a report to Congress adopted on April 10, 1998, the FCC reaffirmed that Internet service providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the Telecommunications Act of 1996.

   This finding is important because it means that we are not subject to regulations that apply to telephone companies and similar carriers. We also are not required to contribute a percentage of our gross revenues to support "universal service" subsidies for local telephone services and other public policy objectives, such as enhanced communications systems for schools, libraries and certain health care providers. Although there can be no assurance, the FCC action may also discourage states from separately regulating Internet service providers as telecommunications carriers or imposing similar subsidy obligations.

   Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that we could be exposed to regulation in the future. For example, in the same report to Congress, the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. The FCC is also considering whether such Internet-based telephone service should be subject to universal service support obligations, or pay carrier access charges on the same basis as traditional telecommunications companies.

   Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. Access charges have been a matter of continuing dispute, with long distance companies complaining that the rates are substantially in excess of cost, and local telephone companies arguing that access rates are justified to subsidize lower local rates for end users and other purposes. Both local and long distance companies, however, contend that Internet-based telephony should be subject to these charges. We have no current plans to install gateway equipment and offer telephony, and so we do not believe we would be directly affected by these developments. However, we cannot predict whether these debates will cause the FCC to reconsider its current policy of not regulating Internet service providers.

   In addition, a number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes. We cannot accurately predict whether the imposition of any such taxes would have a material adverse effect on our financial condition.

Patents and Other Proprietary Information

   We are a licensee and joint-owner of patents and patent applications of Inline relating to the OverVoice technology. We, together with Inline, have a total of two U.S. patents and nine U.S. patent applications. Two of these nine patent applications have recently been allowed and, therefore, are expected to become patents in the next few months.

   Together with Inline, who also owns 50%, we own 50% of all U.S. and foreign (with the exception of Israel) patents and patent applications relating to the OverVoice technology, except for the patent applications relating to the OverVoice technology filed in Canada, Europe, Mexico, Australia and New Zealand, in which we own 100%.

   The first U.S. patent granted relates to transmission of video over active voice telephone wires. Related patents have also been obtained in Canada and from the European Patent Office, covering Germany, France and the United Kingdom. In addition, a patent was issued in South Korea and a divisional application was filed in Europe.

   The second U.S. patent granted relates to some or all aspects of the following systems, among others:

  . provision of high-speed Internet service through the communication of Ethernet signals over the active telephone wiring in residences, hotels, apartment buildings and similar structures;

  . provision of video services over the telephone wiring in the same structures;

  . provision of webTV-type services over the telephone wiring in these structures;

  . creation of a standard Ethernet network, using existing telephone wiring, among all personal computers in a structure; and

  . communication of Ethernet signals over 1,000 feet over a single active telephone line.

   Novel ideas are embodied in many of the different parts that make up these systems. Among these parts are:

  . different electronic processes for converting the video and data signals;

  . special connectors that are easy to install, convenient to use and promote smooth signal flow across the wiring;

  . different arrangements of the components to facilitate the operation of the systems; and

  . special "command and control" procedures that help implement the different applications.

   Of the two allowed applications, one is a continuation of the first U.S. patent and the other describes new features related to communication of video and data over active telephone wires. These additional features are also embodied in applications filed by Inline in Israel and under the Patent Cooperation Treaty, and in applications we have filed in Canada, Europe, Mexico, Australia and New Zealand.

   Pursuant to our license agreement with Inline, we have the exclusive right to make, use and sell the OverVoice technology for all structures in the United States, except for single family residential units and certain food establishments, for which we have non-exclusive rights. We further have the exclusive right to make, use and sell under all foreign patents and patent applications relating to the OverVoice technology for all structures except for single family residential units and certain food establishments, for which we have non-exclusive rights, with the exception of Israel, which Inline reserved for itself.

   Under our license agreement with Inline, we pay royalties generally ranging from 3.0% to 5.5% of net sales of the OverVoice technology. In the rare cases where we do not provide the internet access or own the OverVoice equipment installed, this percentage may be as high as 70.0%. If we sublicense the patents and pending patent applications relating to the OverVoice technology to a third party, we are required to pay Inline a percentage of the income received from the sublicense. Additionally, we have minimum annual royalty payments starting at $100,000 in 1998 and increasing to $250,000. The license agreement is self-terminating upon the lapse of the last Inline patent included in the license agreement, with the list of included patents to be supplemented in the event that any future patent applications relating to the OverVoice technology are filed by Inline personnel.

   Inline retains the authority to control prosecution and maintenance of patent rights, except for the patent applications we own. However, if Inline decides not to:

  .  file a patent application;

  .  prevent a patent application from being abandoned; or

  . keep a patent or application in force; we may elect to have Inline assign the patent, application or invention to us. We have the right to enforce these patent rights against potential infringers, although we must share any recovery with Inline.

Legal Proceedings

   We are not a party to any lawsuit or proceeding which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operation.

   On March 25, 1999, CAIS Internet filed a patent infringement lawsuit against LodgeNet Entertainment Corp. in the United States District Court for the District of Maryland, Greenbelt Division. The complaint charges LodgeNet with infringement of Patent No. 5,844,596, which is directed to the delivery of high-speed audio and video signals over active telephone wiring. This patent is jointly owned by CAIS Internet and Inline Connection Corp. We are currently in discussions with LodgeNet to resolve this issue.


Employees

   As of April 16, 1999, we employed approximately 128 full-time employees. In addition to our full-time employees, we also employ part-time personnel from time to time in various departments. None of our employees are covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.

Properties

   Our principal executive offices are located in Washington, D.C. In addition to our corporate headquarters, we lease office space in McLean, Virginia. The leases expire at various times between December 31, 1999 and February 15, 2009.

Location                                                    Type  Square Footage
--------                                                   ------ --------------
McLean, Virginia.......................................... Office      7,033
McLean, Virginia.......................................... Office      1,566
Washington, D.C........................................... Office     32,500

   We consider that, in general, our physical properties are well maintained, in good operating condition and adequate for our purposes.

                                   MANAGEMENT

Officers, Directors and Other Key Employees

   The officers, directors and other key employees of CAIS Internet, and their ages as of April 16, 1999 are set forth below.

         Name                      Age                 Position
         ----                      ---                 --------
Ulysses G. Auger, II(2)...........  46 Chairman of the Board and Chief
                                       Executive Officer
William M. Caldwell, IV...........  51 President and Director
Evans K. Anderson.................  51 Executive Vice President of Sales and
                                       Marketing and Chief Operating Officer
Gary H. Rabin.....................  33 Executive Vice President of Finance and
                                       Strategic Planning
Stephen D. Price..................  27 Vice President of Business Development
Richard W. Durkee.................  43 Vice President of Information Technology
                                       and Operations
Barton R. Groh....................  46 Vice President, Chief Financial Officer
                                       and Treasurer
Michael G. Plantamura.............  43 Vice President, General Counsel and
                                       Secretary
Duncan M. Fitchet, Jr. ...........  44 Vice President of Marketing
Tara Pierson Dunning..............  35 Vice President of Customer and Account
                                       Management of CAIS, Inc.
Durand Achee......................  47 Vice President of Content and Broadcast
                                       Networks of CAIS, Inc.
Frank R. Kent, III................  46 Vice President of Human Resources of
                                       CAIS, Inc.
Ulysses G. Auger, Sr..............  77 Director
Richard F. Levin(1)(2)............  46 Director
Vernon L. Fotheringham(1)(2)......  50 Director
R. Theodore Ammon(1)(2)...........  49 Director

--------
(1) Member of Compensation Committee
(2) Member of Audit Committee

   Ulysses G. Auger, II has served as the Chairman of the Board and Chief Executive Officer of CAIS Internet since January 1998. Mr. Auger has an extensive background in the telecommunications industry, and is a three-term member of the Board of Directors of Comptel, a telecommunications industry trade association with approximately 225 member companies. Until February 1999, Mr. Auger chaired Comptel's IP Committee, which was formed to address Internet issues affecting the telecommunications industry. In 1987, Mr. Auger founded Cleartel Communications, Inc. and has served as a director since July 1987. Mr. Auger also served as President of Cleartel from August 1987 to June 1988, and then again from June 1990 to February 1999. In addition, Mr. Auger has served as President and a Board Member of CAIS, Inc. since May 1996, and assumed the roles of Chairman of the Board and Chief Executive Officer of CAIS, Inc. in January 1998. Mr. Auger is the son of Ulysses G. Auger, Sr., a director of CAIS Internet.

   William M. Caldwell, IV has served as a member of the Board of Directors of CAIS Internet since January 1998 and of CAIS, Inc. since May 1996, as CAIS Internet's Vice Chairman from January 1998 to February 1999 and as CAIS Internet's and CAIS, Inc.'s President since February 1999. Mr. Caldwell also served as the Vice Chairman of CAIS, Inc. and Cleartel Communications, Inc. from September 1997 to February 1999. Since June 1995, Mr. Caldwell also has served as a member of the Board of Directors of Cleartel. Mr. Caldwell has an extensive background in the areas of marketing, financial management, investment banking and general corporate management. Prior to joining CAIS, Inc. and Cleartel, from 1993 to August 1997, Mr. Caldwell served as President of Digital Satellite Broadcasting Corporation. Prior to 1993, Mr. Caldwell founded The Union Jack Group, an investment banking advisory firm, and served as a Vice President in Corporate Finance at Kidder Peabody. In addition, Mr. Caldwell also has served as both President and Chief Financial Officer of Van Vorst Industries, an international home furnishing manufacturer; as Vice President of Marketing for Flying Tiger Line, Inc., one of the world's largest all-cargo air carriers before its acquisition by Federal Express Corporation; and as a consultant with Booz Allen, Hamilton Inc. Mr. Caldwell currently sits on the Board of directors for both Lee Pharmaceuticals and King Koil Franchising, Inc.

   Evans K. Anderson has served as the Executive Vice President of Sales and Marketing and Chief Operating Officer of CAIS Internet and CAIS, Inc. since February 1999. Prior to that, he served as CAIS Internet's and CAIS, Inc.'s Senior Vice President of Sales and Marketing and the General Manager of CAIS, Inc. from January 1998 to February 1999. Mr. Anderson also has served as a member of the Board of Directors of CAIS, Inc. since December 1997. In addition, from June 1998 to February 1999, Mr. Anderson served as Cleartel Communications, Inc.'s Senior Vice President of Sales and Marketing. Mr. Anderson brings 20 years of experience in the telecommunications and related industries and is currently responsible for all of CAIS Internet's and CAIS, Inc.'s sales and marketing functions and for CAIS, Inc.'s overall management, including customer service, technical support, OverVoice operations and account management. Prior to joining CAIS, Inc., from March 1996 to March 1997, Mr. Anderson served as Director of Sales for the Northeast region for Advanced Radio Telecom, a leading provider of advanced 38GHz digital wireless technology. From January 1993 to February 1996, Mr. Anderson was a principal in Vitel International, Inc., a nationwide provider of sales and distribution for Airborne Express and telecommunications products. Prior to 1993, Mr. Anderson held the position of Executive Vice President of Sales and Marketing at Oncor Communications, a communications company, where he was responsible for the sales, marketing and customer service functions. Prior to that, Mr. Anderson served as Director of Sales with Contel Texocom, a national distributor of telecommunications equipment, and held various sales and management positions with ITT U.S.T.S. and Sprint Communications Company, L.P.

   Gary H. Rabin has served as the Executive Vice President of Finance and Strategic Planning since April 1999. Mr. Rabin has approximately 12 years of investment banking experience including significant capital raising, public offering and merger advisory work in the telecommunications and Internet sectors. Prior to joining CAIS Internet, he served as Managing Director, co-head and founder of the Telecommunications Group at ING Baring Furman Selz LLC from May 1997 to April 1999. From September 1994 through April 1997, Mr. Rabin was a founding member of the telecommunications investment banking group at UBS Securities LLC. From July 1989 through April 1994 he was a principal of Beale Lynch Partners LLC, a private investment banking boutique specializing in international financings and general strategic advisory services. He was also previously with The First Boston Corporation, the Sumitomo Bank Limited and Manufacturers Hanover Trust Company.

   Stephen D. Price has served as CAIS Internet's Vice President of Business Development since March 1999. Prior to joining CAIS Internet, he served as an investment banker in the Telecommunications Group of ING Baring Furman Selz LLC from September 1997 to March 1999. While at ING Baring, Mr. Price specialized in the financing and advising of Internet service providers and Internet-related communications companies. Previously, from June 1994 to September 1997, Mr. Price served as an investment banker at UBS Securities LLC, focusing primarily on telecommunications, technology and biotechnology.

   Richard W. Durkee has served as CAIS Internet's Vice President of Information Technology and Operations since September 1998. Mr. Durkee also has served as CAIS, Inc.'s Vice President of Information Technology and Operations since September 1998, and served in the same capacity at Cleartel from September 1998 to February 1999. Mr. Durkee has over 20 years of experience in Systems and Network Development, Operations and Management. Prior to joining CAIS Internet, from April 1996 to September 1998, Mr. Durkee served as Director of Information Technology for ORBCOMM Global, L.P., a global messaging and data communications company. From March 1995 to March 1996, Mr. Durkee served as Vice President, Information Technology and Network Operations, for GTS/Global Link, a facilities based provider of telecommunications services. From June 1989 to February 1995, Mr. Durkee served as Director of Information Systems for Oncor Communications, Inc.

   Barton R. Groh has served as CAIS Internet's Vice President, Chief Financial Officer and Treasurer since January 1998. Mr. Groh also has served as CAIS, Inc.'s Vice President and Chief Financial Officer since May 1996, as CAIS, Inc.'s Assistant Secretary since December 1996, and as CAIS, Inc.'s Treasurer since December 1997. Mr. Groh joined Cleartel Communications, Inc. in July 1989 as Director of Finance and Administration and served as Cleartel's Vice President and Chief Financial Officer from June 1992 to February 1999. In addition, Mr. Groh served as Cleartel's Assistant Secretary from June 1993 to February 1999 and as Cleartel's Treasurer from June 1998 to February 1999. Prior to joining Cleartel, Mr. Groh held positions as a Senior Auditor with Price Waterhouse from 1974 to 1979, as an accounting manager with Comsat Corporation from 1979 to 1987, and as Controller, Franchise Operations with Entre Computer Centers from 1987 to 1989. Mr. Groh is a Certified Public Accountant.

   Michael G. Plantamura has served as CAIS Internet's Vice President, Secretary and General Counsel since January 1998. Mr. Plantamura also has served as Vice President and General Counsel of CAIS, Inc. since September 1996, and as CAIS, Inc.'s Secretary since December 1997. From September 1996 to February 1999, Mr. Plantamura served as Vice President and General Counsel of Cleartel Communications, Inc. and as Cleartel's Secretary from June 1998 to February 1999. Mr. Plantamura is currently responsible for all of CAIS Internet's and CAIS, Inc.'s legal, regulatory, corporate, contract and litigation issues. From April 1996 to September 1996, Mr. Plantamura served as Cleartel's Director of Legal and Regulatory Affairs, and from May 1996 to September 1996, Mr. Plantamura held the same position at CAIS, Inc. From December 1986 to March 1996, Mr. Plantamura served as in-house General Counsel for WBDC-TV50, Washington, D.C. and WUNI-TV27, Worcester/Boston, MA.

   Duncan M. Fitchet, Jr. has served as CAIS Internet's Vice President of Marketing since January 1998. Mr. Fitchet also has served as Vice President of Marketing for CAIS, Inc. since January 1997, and held the same position at Cleartel Communications, Inc. from January 1997 to February 1999. Mr. Fitchet's responsibilities include strategic planning and marketing strategies, product management, market research, product and service promotions, public relations and marketing communications activities. From May 1996 to December 1996, Mr. Fitchet served as Director of Marketing and Business Development for CAIS, Inc., and from August 1995 to December 1996, Mr. Fitchet held the same position at Cleartel. Prior to joining Cleartel, from June 1991 to August 1995, Mr. Fitchet served as Senior Group Product Manager at GTE Telephone Operations.

   Tara Pierson Dunning has served as CAIS, Inc.'s Vice President of Customer and Account Management since September 1998. Previously, Ms. Dunning served as Director of Marketing for CAIS Internet from January 1998 to September 1998; Director of Marketing for CAIS, Inc. and Cleartel Communications, Inc. from October 1997 to September 1998; Director of Business Development for CAIS, Inc. and Cleartel from January 1997 to October 1997; and as Manager of Business Development for CAIS, Inc. and Cleartel from September 1996 to December 1996. Prior to joining CAIS, Inc. and Cleartel, from September 1993 to September 1996, Ms. Dunning founded and served as Vice President of Marketing for New Vision Communications.

   Durand Achee has served as CAIS, Inc.'s Vice President of Content and Broadcast Networks since April 1999. Prior to joining CAIS Internet, from October 1993 to April 1, 1999, Mr. Achee was a founder and principal of M3 Group, Inc., a pioneer in representing software developers, and content providers for the creation of interactive media and Internet content. While at M3, Mr. Achee also worked actively with companies developing e-commerce and online advertising initiatives. Prior to founding M3 Group, Mr. Achee served as Vice President of Business Development for Time Warner Interactive Group responsible for overseeing interactive media content development with third party software providers and other Time Warner divisions. Mr. Achee has an extensive publishing, advertising, and media background and was responsible for launching the in-house magazine publishing group at Walt Disney Company.

   Frank R. Kent, III has served as CAIS Inc.'s Vice President of Human Resources since April 1999. Mr. Kent is responsible for recruiting, employee relations, training, benefits, organizational development and related areas. From May 1996 to April 1999, Mr. Kent served as CAIS, Inc.'s Director of Corporate Human Resources. Mr. Kent joined Cleartel Communications, Inc. in June 1992 as Manager of Human Resources, and served as Cleartel's Director of Corporate Human Resources from 1993 to May 1996. From September 1991 through January 1997, Mr. Kent also served as a human resources management consultant for Auger Enterprises. Prior to joining Cleartel and CAIS, Inc., Mr. Kent served as Director of Human Resources for the D.C. Housing Finance Agency.

   Ulysses G. Auger, Sr. has served as a member of the Board of Directors of CAIS Internet since December 1997. Mr. Auger served as Secretary, Treasurer and a director of Cleartel Communications, Inc. from June 1993 to June 1998. From April 1996 to December 1997, Mr. Auger served as Secretary, Treasurer and a director of CAIS, Inc. Mr. Auger is a private investor and entrepreneur who founded the nationally renowned Blackie's House of Beef in 1946. Mr. Auger's financial interests include hotels, commercial real estate and Mid-Atlantic region restaurants. Mr. Auger, Sr. is the father of Ulysses G. Auger, II, the Chairman of the Board and Chief Executive Officer of CAIS Internet.

   Richard F. Levin has served as a member of the Board of Directors of CAIS Internet since December 1997. Mr. Levin also served as a member of the Board of Directors of Cleartel Communications, Inc. from June 1995 to June 1998. Mr. Levin is a partner in the Washington, D.C. law firm of Grossberg, Yochelson, Fox and Beyda, where he has practiced since 1979.

   Vernon L. Fotheringham has served as a member of the Board of Directors of CAIS Internet since January 1999. Mr. Fotheringham has served as Chairman, President and Chief Executive Officer of Nutel Corporation since August 1998. From December 1995 to August 1998, Mr. Fotheringham served as Chairman and Chief Executive Officer of Advanced Radio Telecom. Prior to that, from April 1993 to December 1995, Mr. Fotheringham served as President and Chief Executive Officer of Norcom Networks Corporation, a nationwide provider of mobile satellite services. Over the last ten years, Mr. Fotheringham has advised several businesses in the telecommunications industry, including American Mobile Satellite Corporation, ClairCom Communications and McCaw Cellular Communications, Inc.
   R. Theodore Ammon has served as a member of the Board of Directors of CAIS Internet since February 1999. Mr. Ammon has served as the Chairman of the Board of Big Flower Holdings, Inc. (and predecessors) since its inception in 1993 and was the Chief Executive Officer of a Big Flower Holdings, Inc. predecessor from inception until April 1997. Mr. Ammon is also a director of Big Flower Press Holdings, Inc., a subsidiary of Big Flower Holdings, Inc. Mr. Ammon was a General Partner of Kohlberg Kravis Roberts & Co. from 1990 to 1992, and an executive of such firm prior to 1990. Mr. Ammon is also a member of the Board of Directors of Host Marriott Corporation and Chairman of the Board of Directors of 24/7 Media, Inc. In addition, Mr. Ammon serves on the Board of Directors of the New York YMCA, The Municipal Art Society of New York, Jazz@Lincoln Center and on the Board of Trustees of Bucknell University.

   All officers serve at the discretion of the Board.

Board Committees

   The Board has established an Audit Committee and a Compensation Committee. The Audit Committee will review the results and scope of the audit and other services provided by CAIS Internet's independent accountants and consists of Messrs. Auger, II, Levin, Fotheringham and Ammon. The Compensation Committee will approve salaries and certain incentive compensation for management and key employees of CAIS Internet and administer CAIS Internet's Amended and Restated 1998 Equity Incentive Plan and consists of Messrs. Levin, Fotheringham and Ammon.

Executive Compensation

   The following table sets forth certain summary information concerning compensation for services in all capacities awarded to, earned by or paid to, CAIS Internet's Chief Executive Officer and each of the four other most highly compensated executive officers, whose total cash and cash equivalent compensation exceeded $100,000, with respect to the fiscal year ended December 31, 1998. Each of CAIS Internet's officers received perquisites and other personal benefits in addition to salary and bonuses. The aggregate amount of these perquisites and other personal benefits, however, did not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus reported for any of the persons listed in this chart for 1998. For a complete discussion regarding options granted to these persons with respect to the fiscal year ended December 31, 1998, please see "--Options Granted in Fiscal Year 1998."

Summary Compensation Table


                                                                          Long-Term
                                                                         Compensation
                                                                         ------------
                                      Annual Compensation                   Awards
                             ------------------------------------------- ------------
                                                              Other       Securities      All
                                    Salary        Bonus      Annual       Underlying     Other
Name and Principal Position  Year    ($)           ($)   Compensation($)  Options(#)  Compensation
---------------------------  ----- --------      ------- --------------- ------------ ------------
Ulysses G. Auger, II.....    1998  $280,140      $28,000       --              --         --
 Chairman of the Board
  and
  Chief Executive Officer

William M. Caldwell, IV..    1998   237,498(/1/)     --        --              --         --
 President and Director

Evans K. Anderson........    1998   179,956          --        --          135,800        --
 Executive Vice President
  of Sales and Marketing

Laura A. Neuman(/2/) ....    1998   148,076       50,000       --           60,000        --
 Vice President of Sales

Duncan M. Fitchet, Jr. ..    1998   127,961       10,000       --           40,000        --
 Vice President of
  Marketing

--------
(1) During 1998, Mr. Caldwell received a base salary of $176,922 for services performed in 1998 and $60,576 in deferred income for services performed in 1997.
(2) Ms. Neuman ceased to be an employee of CAIS Internet as of April 1, 1999.

   The following table sets forth certain information regarding options to acquire common stock granted to CAIS Internet's Chief Executive Officer and each of the four other most highly compensated executive officers, whose total cash and cash equivalent compensation exceeded $100,000 with respect to the fiscal year ended December 31, 1998. There were no stock appreciation rights granted in 1998. The assumed rates of growth were selected for illustration purposes only. They are not intended to forecast possible future appreciation, if any, of stock prices. No gain to the optionees is possible without an increase in stock prices, which will benefit all stockholders.

Options Granted in Fiscal Year 1998

                                                                                      Potential
                                                                                 Realizable Value at
                                                                                   Assumed Annual
                                                                                   Rates of Stock
                                                                                 Price Appreciation
                                         Percent of                                      for
                                        Total Options Exercise                    Option Term(/1/)
                           Options       Granted in    Price                     -------------------
   Name                    Granted       Fiscal Year   ($/sh)   Expiration Date    5%($)    10%($)
   ----                    -------      ------------- -------- ----------------- --------- ---------
Ulysses G. Auger, II.....      --            --          --           --            --        --
William M. Caldwell, IV..      --            --          --           --            --        --
Evans K. Anderson........  100,000(/2/)     10.4        3.07   April 15, 2008    2,787,900 4,621,111
                            35,800(/2/)      3.7        4.31   December 10, 2008   953,676 1,609,966
Laura A. Neuman(/3/) ....   20,000           2.1        3.07   April 15, 2008          --        --
                            40,000           4.2        3.07   June 29, 2008           --        --
Duncan M. Fitchet, Jr. ..   40,000           4.2        3.07   April 15, 2008    1,115,160 1,848,444

--------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based upon the initial public offering price of $19.00 per share. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.
(2) Mr. Anderson was awarded options to purchase 100,000 shares of CAIS Internet's common stock at an exercise price of $3.07 per share on April 15, 1998. On December 10, 1998, pursuant to CAIS Internet's stock option plan, Mr. Anderson was awarded options to purchase 35,800 shares of CAIS Internet's common stock, at an exercise price of $4.31 per share.
(3) Ms. Neuman ceased to be an employee of CAIS Internet as of April 1, 1999 and therefore Ms. Neuman's options were forfeited prior to vesting.

Fiscal Year End Option Values

   The following table sets forth certain information regarding unexercised options held by CAIS Internet's Chief Executive Officer and each of the four other most highly compensated executive officers, whose total cash and cash equivalent compensation exceeded $100,000 with respect to the fiscal year ended December 31, 1998. There were no options exercised in 1998. The calculations of the value of unexercised options are based on the difference between the initial public offering price of $19.00 per share, and the exercise price of each option, multiplied by the number of shares covered by the option.

                              Number of Securities
                             Underlying Unexercised     Value of Unexercised
                             Options at Fiscal Year     In-the-Money Options
                                     End(#)             at Fiscal Year End($)
                            ------------------------- -------------------------
   Name                     Exercisable Unexercisable Exercisable Unexercisable
   ----                     ----------- ------------- ----------- -------------
Ulysses G. Auger, II.......     --              --        --               --
William M. Caldwell, IV....     --        1,684,342       --       $30,363,296
Evans K. Anderson..........     --          437,220       --         7,485,926
Laura A. Neuman(/1/).......     --              --        --               --
Duncan M. Fitchet, Jr. ....     --           40,000       --           637,200

--------
(1) Ms. Neuman ceased to be an employee of CAIS Internet as of April 1, 1999.

Employment Agreements; Covenants-not-to-Compete

   On September 8, 1997, CAIS Internet entered into an employment agreement with William M. Caldwell, IV. The agreement, as amended, provides that Mr. Caldwell will be employed as CAIS Internet's President. The term of the agreement is for a period of four years commencing on September 8, 1997. The agreement establishes a base salary of $175,000 per annum. This base salary is subject to periodic increases as CAIS Internet may determine. If CAIS Internet terminates Mr. Caldwell's employment without cause, Mr. Caldwell will be entitled to receive nine months of his then current base salary. The agreement contains non-competition and non-solicitation covenants which prohibit Mr. Caldwell, during the term of his employment and for a period of 24 months thereafter, from engaging in competition with CAIS Internet or from soliciting any of CAIS Internet's customers. The agreement also prohibits Mr. Caldwell from disclosing confidential or proprietary information of CAIS Internet. In connection with his employment agreement, Mr. Caldwell was granted an option to purchase a 14% limited partnership interest in each of CAIS Limited Partnership and Cleartel Communications Limited Partnership for a purchase price of $1.68 million. In connection with the October 1998 reorganization, this option was replaced with options to purchase 1,635,610 shares of CAIS Internet's common stock at an exercise price of $.9732 per share. Pursuant to the terms of the employment agreement, 50% of such options vest after Mr. Caldwell's third employment year and the remaining 50% of the options vest at the end of Mr. Caldwell's fourth employment year. As a result of this offering, however, 75% of the options vested on May 18, 1999.

The remaining 25% of the options will vest at the end of Mr. Caldwell's fourth employment year.

   On June 3, 1997, CAIS Internet entered into an employment agreement with Evans K. Anderson. The agreement, as amended, provides that Mr. Anderson will be employed as CAIS Internet's Executive Vice President of Sales and Marketing. The term of the agreement is for a period of four years commencing on March 3, 1997. The agreement established an initial base salary of $125,000 per annum, and as of November 1, 1997, a base salary of $150,000 per annum. This base salary is subject to periodic increases as CAIS Internet may determine. If CAIS Internet terminates Mr. Anderson's employment without cause, Mr. Anderson will be entitled to receive nine months of his then current base salary. The agreement contains non-competition and non-solicitation covenants which prohibit Mr. Anderson, during the term of his employment and for a period of twenty-four months thereafter, from engaging in competition with CAIS Internet or from soliciting any of

CAIS Internet's customers. The agreement also prohibits Mr. Anderson from disclosing confidential or proprietary information of CAIS Internet. In connection with his employment agreement, Mr. Anderson was granted an option to purchase a 3% limited partnership interest in each of CAIS Limited Partnership and Cleartel Communications Limited Partnership for a purchase price of $360,000. In connection with the reorganization in October 1998, such option was replaced with options to purchase 301,420 shares of CAIS Internet's common stock at an exercise price of $1.1942 per share, of which one third of the options vest after Mr. Anderson's third employment year and the remaining two-thirds of the options vest at the end of Mr. Anderson's fourth employment year. As a result of this offering, however, one third of the options vested on May 18, 1999.

The remaining two-thirds of the options will vest at the end of Mr. Anderson's fourth employment year.

   On June 29, 1998, CAIS Internet entered into an employment agreement with Laura A. Neuman. The agreement provided that Ms. Neuman would be employed as CAIS Internet's Vice President of Sales. The term of the agreement was for a period of one year commencing on June 29, 1998, with the possibility of an extension by mutual consent. The agreement established a base salary of $150,000 per annum, subject to periodic increases as CAIS Internet may have determined. In addition, the agreement entitled Ms. Neuman to receive cash incentive compensation of $25,000 per quarter for achieving a minimum of 70% of CAIS Internet's budgeted performance target. Subject to vesting and forfeiture provisions, the agreement also granted Ms. Neuman options to purchase 40,000 shares of CAIS Internet's common stock at an exercise price of $3.07 per share. As a result of this offering, however, one eighth of the options (5,000) would have vested on the day the underwriting agreement relating to an initial public offering was signed. Ms. Neuman's employment ceased effective April 1, 1999, therefore entitling Ms. Neuman to receive six months of her then current base salary, plus a pro-rated amount equal to six months of the calculated cash incentive compensation immediately upon the cessation of her employment. The agreement contains non-competition and non-solicitation covenants which prohibit Ms. Neuman, during the term of her employment and for a period of 24 months thereafter, from engaging in competition with CAIS Internet or from soliciting any of CAIS Internet's customers. The agreement also prohibits Ms. Neuman from disclosing confidential or proprietary information of CAIS Internet.

Amended and Restated Stock Option Plan

   On February 12, 1999, the Board of Directors of CAIS Internet adopted and the stockholders of CAIS Internet approved the Amended and Restated 1998 Equity Incentive Plan, which provides for the grant to officers, key employees and directors of CAIS Internet and its subsidiaries of both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, and stock options that are nonqualified for federal income tax purposes. The total number of shares for which options may be granted pursuant to this stock option plan and the maximum number of shares for which options may be granted is 1,500,000 shares, subject to adjustments reflecting changes in CAIS Internet's capitalization. As of April 28, 1999, options to purchase 1,305,800 shares of CAIS Internet's common stock were outstanding under the stock option plan. The stock option plan is currently administered by CAIS Internet's Board of Directors. Upon the completion of this offering, the stock option plan will be administered by the Compensation Committee. The Compensation Committee will determine, among other things, which officers, employees and directors will receive options under the plan, the time when options will be granted, the type of option (incentive stock options, nonqualified stock options, or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable, and, subject to the conditions discussed below, the option price and duration.

   The exercise price of incentive and nonqualified stock options will be determined by the Compensation Committee, but may not be less than the fair market value of the common stock on the date of grant and the term of any such option may not exceed ten years from the date of grant. With respect to any stock option plan participant who owns stock representing more than 10% of the voting power of all classes of the outstanding capital stock of CAIS Internet or of its subsidiaries, the exercise price of any incentive stock option may not be less than 110% of the fair market value of the shares on the date of grant and the term of the option may not exceed five years from the date of grant.

   Payment of the option price may be made in cash or, with the approval of the Compensation Committee, in shares of common stock having a fair market value in the aggregate equal to the option price. Options granted pursuant to this stock option plan are not transferable, except by will or the laws of descent and distribution. During an optionee's lifetime, the option is exercisable only by the optionee.

   The Compensation Committee has the right at any time and from time to time to amend or modify this stock option plan, without the consent of CAIS Internet's stockholders or optionees; provided, that no such action may adversely affect options previously granted without the optionee's consent, and provided further that no such action, without the approval of a majority of the stockholders of CAIS Internet, may increase the total number of shares of common stock which may be purchased pursuant to options under the plan, increase the total number of shares of common stock which may be purchased pursuant to options under the plan by any person, expand the class of persons eligible to receive grants of options under the plan, decrease the minimum option price, extend the maximum term of options granted under the plan, extend the term of the plan or change the performance criteria on which the granting of options is based.

   Promptly after the completion of this offering, CAIS Internet expects to file with the SEC a registration statement on Form S-8 covering the shares of common stock underlying the options granted under this stock option plan and other compensatory plans and arrangements.

Directors and Officers Insurance

   Upon the closing of this offering, CAIS Internet intends to obtain directors and officers liability and company reimbursement insurance. Under the policy, the insurance carrier will pay, on behalf of directors and officers of CAIS Internet, certain losses incurred as a result of certain wrongful acts by such persons, for which they would not otherwise be indemnified by CAIS Internet.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information as of April 16, 1999 regarding the beneficial ownership of CAIS Internet's capital stock, after giving effect to the offering, by:

  . each person known by CAIS Internet to beneficially own 5% or more of any class of CAIS Internet's capital stock;

  .  each director of CAIS Internet;

  . CAIS Internet's Chief Executive Officer and each of the four other most highly compensated executive officers, whose total cash and cash equivalent compensation exceeded $100,000; and

  .  all directors and executive officers of CAIS Internet as a group.

   Under the SEC's rules, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock which they beneficially own. All persons listed have an address in care of CAIS Internet's principal executive offices. All information with respect to beneficial ownership has been furnished to CAIS Internet by the respective stockholders of CAIS Internet.

   This table includes shares issuable upon the conversion of the remaining outstanding Series A and Series B shares upon consummation of the offering and shares which may be acquired upon the exercise of options and debt and equity warrants exercisable within 60 days following the offering.

                                                                                                     Shares Beneficially
                                                                                                     Owned after Offering
                                                                                                     ----------------------------
                                                                                                         Common Stock
                                                                                                     ----------------------------
                                                                          Common Stock    Percent
                                        Common Stock     Common Stock     Issuable Upon    Shares
                                        Issuable Upon    Issuable Upon    Conversion of Beneficially
                          Outstanding   Conversion of    Conversion of       Equity     Owned before    Total
          Name            Common Stock Preferred Stock      Options         Warrants      Offering     Number          Percent
          ----            ------------ ---------------   -------------    ------------- ------------ ------------      ----------
Ulysses G. Auger, II....   4,824,214          6,884(/1/)         --                --       37.2%       4,831,098         25.5%
William M. Caldwell,
 IV.....................         --             --         1,275,440(/2/)          --          *        1,275,440           6.3
Evans K. Anderson.......         --             --           125,473(/1/)          --        --           125,473             *
Laura A. Neuman.........         --             --               --                --        --               -- (/3/)        *
Duncan M. Fitchet,
 Jr. ...................         --             --            13,333(/1/)          --        --            13,333             *
Ulysses G. Auger, Sr. ..   4,726,738         75,068(/1/)         --                --       36.5        4,801,806          25.2
Richard F. Levin........         --             --            15,000               --          *           15,000             *
Vernon L. Fotheringham..         --             --            15,000               --          *           15,000             *
R. Theodore Ammon.......     317,073      2,409,407              --       607,688(/1/)      17.7        3,334,168          15.2
All executive officers
 and directors as a
 group (16 persons).....   9,868,025      2,509,797(/4/)   1,580,146(/5/) 612,228(/1/)      91.4       14,570,196          61.6

--------
*  Less than 1%
(1) These securities are convertible or exercisable, as applicable, upon consummation of the offering.
(2) 1,226,708 of these options are exercisable upon consummation of the offering.
(3) Ms. Neuman ceased to be an employee of CAIS Internet as of April 1, 1999.
(4) Includes 81,952 shares of common stock issuable upon the conversion of Series B preferred stock.
(5) 1,501,414 of these options are exercisable upon consummation of the offering.

   On September 4, 1998, Ulysses G. Auger, II and Ulysses G. Auger, Sr. pledged all of their ownership interests in CAIS Internet to secure the credit agreement CAIS Internet entered into with ING (U.S.) Capital LLC. We intend to use proceeds from the offering to repay all of the indebtedness under the credit agreement. Once the credit agreement is repaid in full, the pledges will be released.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Organization of CAIS Internet

   CAIS Internet is a closely held corporation organized under Delaware law in December 1997 under the name CGX Communications, Inc. to serve as a holding company for CAIS, Inc. and Cleartel Communications Limited Partnership. CAIS, Inc., a Virginia corporation and CAIS Internet's only subsidiary, was formed in May 1996 by certain current stockholders of CAIS Internet to acquire Capital Area, an Internet service provider that was owned by persons unaffiliated with CAIS Internet.

   In October 1998, CAIS Internet completed a reorganization in which CAIS, Inc., Cleartel Communications, Inc. and Cleartel Communications Limited Partnership became wholly owned subsidiaries of CAIS Internet. CAIS Internet issued common stock in exchange for the ownership of these entities.

   In February 1999, CAIS Internet transferred all of its limited partnership interests in Cleartel Communications Limited Partnership to Cleartel Communications, Inc. and Cleartel Communications Limited Partnership was dissolved. CAIS Internet then completed a spin-off of Cleartel Communications, Inc. by distributing all of its shares in Cleartel Communications, Inc. to CAIS Internet's stockholders pro rata based on their percentage ownership of the outstanding shares of CAIS Internet. As a result of the spin-off, Cleartel Communications ceased to be a subsidiary of CAIS Internet.

   In order to raise capital and meet its financing needs, CAIS Internet and CAIS, Inc. have engaged in a number of related party transactions, including entering into:

  . certain loans from Ulysses G. Auger, II, CAIS Internet's Chief Executive Officer and Chairman of the Board, and Ulysses G. Auger, Sr., a director of CAIS Internet, and the conversion of these loans into shares of Series B preferred stock;

  . the private placement of $1 million of common stock to R. Theodore Ammon, a director of CAIS Internet;

  . a bridge loan with ING (U.S.) Capital LLC, pursuant to which CAIS Internet issued ING (U.S.) Capital LLC warrants to purchase 390,000 shares of CAIS Internet's common stock; and

  .  a private placement of Series A preferred stock to Chancery Lane.

   A description of these and other related party transactions are set forth below.

   In October 1998, CAIS Internet completed a reorganization pursuant to which, among other things:

  . CAIS, Inc. was merged with a newly formed acquisition subsidiary of CAIS Internet, with CAIS, Inc. surviving as a wholly owned subsidiary of CAIS Internet;

  . Cleartel Communications, Inc. which owns certain telecommunications authorizations and was the general partner of Cleartel Communications Limited Partnership, a long distance telecommunications entity owned substantially by the shareholders of CAIS, Inc., was merged with a second newly formed acquisition subsidiary of CAIS Internet, with Cleartel Communications, Inc. surviving as a wholly owned subsidiary of CAIS Internet;

  . the former shareholders of CAIS, Inc. and Cleartel Communications, Inc. exchanged their shares in such companies for shares of CAIS Internet's common stock at a rate of 62,938 shares of CAIS Internet's common stock for each share of Cleartel Communications, Inc. common stock and at a rate of 500 shares of CAIS Internet's common stock for each share of CAIS, Inc.'s common stock;

  . the limited partners of Cleartel Communications Limited Partnership, who were substantially the shareholders of Cleartel Communications, Inc., exchanged their limited partnership interests in Cleartel Communications Limited Partnership at a rate of 5,350 shares of CAIS Internet's common stock for each 1% limited partnership interest in Cleartel Communications Limited Partnership; and

  . CAIS Internet acquired all of the limited partnership interests in Cleartel Communications Limited Partnership and Cleartel became the sole general partner of Cleartel Communications Limited Partnership with a 1% general partnership interest.

   Prior to the reorganization, all of CAIS Internet, Inc.'s outstanding common stock was held by Ulysses G. Auger, Sr., who held 4,220,982 shares of common stock; Ulysses G. Auger, II, who held 4,306,730 shares of common stock; the ten Auger Trusts, each holding 8,577 shares of common stock; and R. Theodore Ammon, who held 317,073 shares of common stock. In addition, Ulysses G. Auger, Sr., Ulysses G. Auger, II, and the ten Auger Trusts held all of the interests in CAIS, Inc., Cleartel Communications, Inc. and Cleartel Communications Limited Partnership.

   Following the reorganization, in exchange for their interests in CAIS, Inc., Cleartel Communications, Inc. and Cleartel Communications Limited Partnership, Ulysses G. Auger, Sr., Ulysses G. Auger, II, and the ten Auger Trusts were given the following shares of CAIS Internet's common stock:

  . Ulysses G. Auger, Sr., received 258,101 shares of CAIS Internet's common stock for his 49% limited partnership interest in Cleartel Limited Partnership, 2,675 shares of CAIS Internet's common stock for his 42.5 shares of Cleartel Communications, Inc., and 245,000 shares of CAIS Internet's common stock for his 490 shares of CAIS, Inc;

  . Ulysses G. Auger, II, received 266,147 shares of CAIS Internet's common stock for his 50% limited partnership interest in Cleartel Communications Limited Partnership, 1,337 shares of CAIS Internet's common stock for his 21.3 shares of Cleartel Communications, Inc. and 250,000 shares of CAIS Internet's common stock for his 500 shares of CAIS, Inc; and

  . Each of the ten Auger Trusts received 535 shares of CAIS Internet's common stock for their .10% limited partnership interest in Cleartel Communications Limited Partnership, 134 shares of CAIS Internet's common stock for their 2.1 shares of Cleartel Communications, Inc. and 500 shares of CAIS Internet's common stock for their 50 shares of CAIS, Inc.

     Because Mr. Ammon did not have an ownership interest in CAIS, Inc., Cleartel Communications, Inc. or Cleartel Communications Limited Partnership prior to the reorganization, his holdings did not change as a result of the reorganization.

   In February 1999, CAIS Internet transferred all of its limited partnership interests in Cleartel Communications Limited Partnership to Cleartel Communications, Inc. and Cleartel Communications Limited Partnership was dissolved. CAIS Internet then completed the spin-off of Cleartel
Communications, Inc. by means of a distribution of all of its shares in Cleartel Communications, Inc. to CAIS Internet's stockholders pro rata based on their percentage ownership of the outstanding shares of CAIS Internet. As a result of the spin-off of Cleartel Communications, Inc., Cleartel
Communications, Inc. ceased to be a subsidiary of CAIS Internet.

   As a result of the spin-off of Cleartel Communications, Inc., Ulysses G. Auger, Sr. and Ulysses G. Auger, II received 31,512 and 32,161 shares of the common stock of Cleartel Communications, Inc., respectively.

Intercompany Relationships

   Prior to and after the October 1998 reorganization, CAIS Internet, Cleartel Communications Limited Partnership, Cleartel Communications, Inc. and CAIS, Inc. were all under common ownership and management. During that time, all of these companies purchased goods, services and facilities from each other.

   As of December 31, 1996, 1997 and 1998, CAIS Internet owed Cleartel Communications Limited Partnership approximately $980,000, $3,735,000 and $5,342,000, respectively, for monies advanced from Cleartel Communications Limited Partnership to CAIS Internet. As of the date of the spin-off of Cleartel Communications, Inc., the total amount of the loan from Cleartel Communications Limited Partnership was $4,941,000. This balance was reduced by $1,450,000 as a result of CAIS Internet's assumption of a note payable by Cleartel Communications Limited Partnership to Ulysses G. Auger, Sr., a director of CAIS Internet. For a further discussion of the terms of the transaction, please see "--Loans to and from Executive Officers and Affiliates." The loan balance of Cleartel Communications Limited Partnership was further reduced by an additional $1,500,000 with a portion of the proceeds from CAIS Internet's issuance of Series A shares. As a result of these reductions, the total principal amount of the loan from Cleartel Communications Limited Partnership was reduced to $1,991,000 in February 1999. No interest is payable in respect of the loan from Cleartel Communications Limited Partnership.

   CAIS Internet will provide certain administrative and other support services to Cleartel Communications, Inc. pursuant to a services agreement, at cost plus five percent, until Cleartel Communications, Inc. replaces this arrangement with its own services or outsources such support from third parties, which is expected to occur by the end of 1999. In addition, Cleartel will sublease certain office space from CAIS Internet at CAIS Internet's headquarters in Washington, D.C., according to a sublease agreement between CAIS Internet and Cleartel Communications, Inc. The sublease provides that Cleartel Communications, Inc. is responsible for the percentage of the rent as it relates to the square footage that Cleartel Communications, Inc. utilizes. The standard five percent mark up on goods and services is not applied because Cleartel Communications, Inc. did not share in the build-out credits for the new office space. Cleartel Communications, Inc. may also purchase dedicated Internet connections from CAIS, Inc. CAIS Internet believes that these arrangements are at least as favorable to CAIS Internet as those which could have been negotiated with an unaffiliated third party.

   CAIS Internet may purchase certain services from Cleartel Communications, Inc. including, but not limited to:

  .the license of certain co-location space at Cleartel Communications, Inc.'s switch site facilities in Washington, D.C.;

  .the purchase of certain long distance telephone and other telecommunications services; and

  .the purchase of certain private branch exchange, telephone and other telecommunications equipment and computer equipment.

Real Property Leases

   Until February 25, 1999, Cleartel Communications Limited Partnership leased its corporate headquarters office space from Ulysses G. Auger, Sr., a director of CAIS Internet, and Lulu H. Auger, his wife. The lease for the space expired on February 28, 1996; however, the parties verbally agreed to extend the lease until February 25, 1999. Cleartel Communications Limited Partnership paid total annual rents of $180,000 for the space during each of the years ended December 31, 1996, 1997 and 1998. CAIS Internet believes that the terms of the lease, including the rental rate, were at least as favorable to CAIS Internet as those which could have been negotiated with an unaffiliated third party.

   On November 21, 1998, CAIS Internet entered into a ten-year lease for its corporate headquarters office space commencing February 15, 1999. Ulysses G. Auger, Sr. and Lulu H. Auger hold a 44.8% limited partnership interest in the entity which owns the building. Annual base rent is $861,250, subject to annual adjustments. CAIS Internet believes that the terms of the lease, including the rental rate, are at least as favorable to CAIS Internet as those which could have been negotiated with an unaffiliated third party.

Indemnification Agreements

   CAIS Internet has entered into indemnification agreements with its directors and certain of its senior executive officers. Pursuant to the terms of the indemnification agreements, each of the senior executive officers and directors of CAIS Internet will be indemnified by CAIS Internet to the fullest extent permitted by Delaware law in the event such officer is made or threatened to be made a party to a claim arising out of such person acting in his capacity as an officer or director of CAIS Internet.

Loans to and from Executive Officers and Affiliates

   CAIS, Inc. had a note payable due to Ulysses G. Auger, II, CAIS Internet's Chairman and Chief Executive Officer, in the principal amount of $100,000, dated as of March 15, 1996. The note bore interest at a rate of

10% per annum, and was payable as follows: accrued interest due monthly on the 15th day of each month, and the $100,000 in principal due on March 15, 1999.

   CAIS, Inc. had a note payable due to Ulysses G. Auger, II in the principal amount of $250,000, dated as of October 31, 1997. The note bore interest at a rate of 10% per annum, and was payable as follows: accrued interest due monthly on the last day of each month, and the $250,000 in principal due on April 30, 1999.

   CAIS, Inc. had a note payable due to Ulysses G. Auger, Sr., a director of CAIS Internet, in the principal amount of $1,000,000, dated as of May 8, 1996. The note bore interest at a rate of 13% per annum, and was payable as follows: monthly installments of $10,000 plus interest commencing on June 8, 1996, and continuing thereafter on the 8th of each month, until May 8, 1999, whereupon the remaining outstanding principal balance and any accrued and unpaid interest are due.

   CAIS Internet had a note payable due to Ulysses G. Auger, Sr. in the principal amount of $500,000, dated as of February 27, 1998. The note bore interest at a rate of 10% per annum, and was payable as follows: accrued interest due monthly on the 27th day of each month, and the $500,000 in principal due on February 27, 1999.

   CAIS Internet had a note payable due to Ulysses G. Auger, Sr. in the amount of $500,000, dated as of July 9, 1998. The note bore interest at a rate of 10% per annum, and was payable as follows: accrued interest due quarterly on the 9th day of each month, and the $500,000 in principal due on July 9, 1999.

   CAIS Internet had a note payable due to Ulysses G. Auger, Sr. in the principal amount of $1,000,000, dated as of January 6, 1999. The note bore interest at a rate of 10% per annum, and was payable as follows: accrued interest due quarterly on the 6th day of each quarter, and the $1,000,000 in principal due on demand upon thirty days advance written notice by the holder of the note to CAIS Internet.

   All of the foregoing promissory notes were subordinated to the loans made to these companies by ING (U.S.) Capital LLC, pursuant to the credit agreement CAIS Internet entered into with ING (U.S.) Capital LLC.

   Cleartel Communications Limited Partnership had a note payable due to Ulysses G. Auger, Sr. in the principal amount of $2.1 million, dated as of January 2, 1994. The note bore interest at a rate of 1% per annum, plus the prime rate, and was payable as follows: accrued interest in arrears due monthly on the first day of each month, and the principal balance, together with all interest accrued and unpaid, due on August 1, 2001.

   Immediately prior to the spin-off of Cleartel Communications, Inc.:

  .Mr. Auger, Sr. contributed $650,000 of such principal to the capital of Cleartel Communications, Inc. and forgave accrued interest of $434,123;

  .in consideration of indebtedness in the total principal amount of $4,941,000 owed by CAIS, Inc. to Cleartel Communications Limited Partnership, CAIS Internet assumed the remaining obligations on this note in the total principal amount of $1,450,000;

  .all of the foregoing remaining indebtedness owed by CAIS Internet and CAIS, Inc. to Ulysses G. Auger, Sr., in the total principal amount of $4,083,000, plus accrued interest totaling $89,757, was exchanged for a total of 1,025,247 Series B shares; and

  .all of the foregoing indebtedness owed by CAIS, Inc. to Ulysses G. Auger, II, in the total principal amount of $350,000, plus accrued interest totaling $34,339, was exchanged for a total of 94,432 Series B shares.

   CAIS Internet has committed to advance a $400,000 unsecured, full recourse loan to Gary H. Rabin, Executive Vice President of CAIS Internet, within 30 days following the closing of this offering. The loan will bear interest at the rate of 7% per annum, with the interest payable quarterly, and the principal amount due three years from the date of the loan. The loan was committed as an inducement for Mr. Rabin's employment, and contains no limitations on use.

The Credit Agreement with ING (U.S.) Capital LLC

   In September 1998, CAIS Internet, together with CAIS, Inc. and all of CAIS Internet's holders of common stock, other than R. Theodore Ammon, entered into a credit agreement with ING (U.S.) Capital LLC to borrow up to $7,000,000 to repay existing debt, fund the development and roll-out of the OverVoice program and for general corporate purposes. The loans extended under this credit agreement bear interest at the one-month LIBOR rate plus 5%. The principal, premium and interest on any outstanding loan will convert to senior secured notes bearing interest at a rate of 5% over the 5-year U.S. Treasury Securities rate if borrowings under the credit agreement are not repaid by September 4, 1999. Pursuant to the credit agreement, ING (U.S.) Capital LLC was granted warrants to purchase 390,000 shares of CAIS Internet's common stock at an exercise price of $0.01 per share and was paid fees totaling $345,000. In addition, if the credit agreement is not paid in full by September 4, 1999, ING (U.S.) Capital LLC will receive warrants to purchase an additional 3.0% of CAIS Internet's outstanding shares on a fully diluted basis. In connection with an amendment to the credit agreement, CAIS Internet paid a $210,000 extension fee. CAIS Internet is in compliance with the terms of the credit agreement. The current outstanding principal balance under the credit agreement is $7,000,000. Substantially all of the assets of CAIS Internet have been pledged to ING (U.S.) Capital LLC to secure the obligations under this credit agreement.

Other Transactions

   For the past several years, Richard F. Levin, a director of CAIS Internet, has performed legal services on CAIS Internet's behalf in his capacity as a partner in the Washington, D.C., law firm of Grossberg, Yochelson, Fox & Beyda. However, at no time were the fees paid by CAIS Internet to the law firm in excess of 5% of the law firm's gross revenues. CAIS Internet believes that the costs of such services are at least as favorable to CAIS Internet as those which could have been negotiated with an unaffiliated third party.

Issuances of Securities

   On April 22, 1998, 317,073 shares of common stock were issued to R. Theodore Ammon at $3.15378 per share for a total price of $1,000,000.

   On October 2, 1998, in connection with the reorganization, CAIS Internet exchanged 5,350 shares of common stock for each 1.0% limited partnership interest in Cleartel Communications Limited Partnership, 62,938 shares of common stock for each share of Cleartel Communications, Inc. common stock and 500 shares of common stock for each share of CAIS, Inc. common stock. As a result, CAIS Internet issued an aggregate of 1,034,970 shares of common stock as follows:

    Ulysses G. Auger, Sr., 245,000 shares of common stock in exchange for his shares of CAIS, Inc. and 267,483 shares of common stock in exchange for his shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    Ulysses G. Auger, II, 250,000 shares of common stock in exchange for his shares of CAIS, Inc. and 259,527 shares of common stock in exchange for his shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    The Constandinos Ulysses Francisco Auger Economides Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    The Constandina Francisca Auger Economides Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    The Vassiliki Illias Auger Economides Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    The Annabel-Rose Auger Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    The James Frederick Auger Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    The Ulysses George Hawthorne Auger, III Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    The Alexander Robert Auger Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    The Gregory Ulysses Auger, II Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership;

    The Bridgette Kathryn Auger Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership; and

    The Nicholas William Randolph Auger Trust, 500 shares of common stock in exchange for its shares of CAIS, Inc. and 796 shares of common stock in exchange for its shares of Cleartel Communications, Inc. and limited partnership interest in Cleartel Communications Limited Partnership.

   On February 19, 1999, pursuant to a private placement and in exchange for approximately $4.6 million of indebtedness owed by CAIS Internet or CAIS, Inc. to Ulysses G. Auger, Sr. and Ulysses G. Auger, II, CAIS Internet issued 1,119,679 Series B shares to Ulysses G. Auger, Sr. and Ulysses G. Auger, II.

   On February 19, 1999, pursuant to a private placement, CAIS Internet issued:

    2,458,407 Series A shares and warrants to purchase an aggregate of 2.61% of the total outstanding shares of common stock upon completion of this offering on a fully diluted basis, at an exercise price of the initial public offering price per share to Chancery Lane, L.P. for the total consideration of $10,000,000; and

    368,761 Series A shares and warrants to purchase an aggregate of .39% of the total outstanding shares of common stock upon completion of this offering on a fully diluted basis, at an exercise price of the initial public offering price per share to CAIS-Sandler Partners, L.P. for the total consideration of $1,500,000.

   The Series A shares and the Series B shares were issued pursuant to a private placement exemption under Regulation D of the Securities Act. CAIS Internet filed a Form D pertaining to these shares with the Commission on February 25, 1999, and amended the filing on March 9, 1999.

                          DESCRIPTION OF CAPITAL STOCK

   The following is a summary of the terms of our capital stock and does not purport to be complete. For more information, please review our certificate of incorporation.

General

   Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share, of which 2,827,168 shares are designated as Series A shares, and 1,119,679 shares are designated as Series B shares.

Common Stock

   Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, including the Series B shares, the holders of common stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the Board of Directors out of funds legally available for such dividends. We have never declared a dividend and do not anticipate doing so in the foreseeable future. In the event of a liquidation, dissolution or winding up of CAIS Internet, subject to the prior rights of the preferred stock, the holders of common stock are entitled to share ratably in any remaining assets after payment of liabilities. The common stock has no preemptive or other subscription rights and is not subject to any future calls or assessments. There are no conversion rights or redemption or sinking fund provisions applicable to shares of common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

   The preferred stock may be issued from time to time by the Board as shares of one or more classes or series. Subject to the provisions of our amended and restated certificate of incorporation and limitations prescribed by law, the Board is expressly authorized to issue the shares, fix the number of shares, change the number of shares constituting any series, and provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders.

   One of the effects of undesignated preferred stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of CAIS Internet by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of CAIS Internet's management. The issuance of shares of the preferred stock pursuant to the Board's authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by CAIS Internet may rank prior to common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of common stock.

   Series A Shares. The following summarizes the terms of the Series A shares:

    Conversion. Holders of Series A shares can convert shares at any time into common stock, initially on a one-for-one basis. The conversion ratio will be adjusted for stock reclassifications, stock dividends, stock splits, stock issuances and other similar events.

    Series A shares automatically convert into common stock on the closing of this offering.

    Ranking. The Series A shares rank senior to the common stock and the Series B shares upon the liquidation of CAIS Internet.

    Liquidation Preference. The Series A shares are entitled to a liquidation preference equal to the conversion price per share, an 8% cumulative return and all accumulated but unpaid dividends.

    Redemption. At any time after February 1, 2004, the holders of a majority of the Series A shares may require CAIS Internet to redeem shares at a price equal to the greater of: (1) the conversion price per share plus accumulated but unpaid dividends and an 8% cumulative return or (2) the fair market value of the shares.

    Voting. The Series A shares vote with the common stock on an as-converted basis.

    The consent of the holders of 75% of the Series A shares is required for actions that:

    .  materially and adversely affect the Series A shares' rights;

    .  increase the number of shares designated as Series A shares;

    . pay or declare dividends or redeem, repurchase or acquire shares of junior stock;

    . enter into agreements to which any director, officer, employee or stockholder of CAIS Internet is directly or indirectly a party or beneficiary without board approval;

    . enter into an acquisition, merger, reorganization or re-capitalization transaction;

    . transfer shares of CAIS Internet's common stock to a third party enabling him to elect a majority of CAIS Internet's Board of Directors;

    .  enter into financial commitments in excess of $250,000;

    .  dismiss or hire senior executive officers;

    .  approve CAIS Internet's annual budget;

    . permit the existence of any liens other than pre-existing liens and liens incurred in the ordinary course of business;

    .  incur debt unless the major terms are set forth in an annual budget;
       or

    .  liquidate or dissolve CAIS Internet.

    Dividends. The Series A shares rank pari-passu with the common stock and the Series B shares on any declared dividends. The Series A shares shall participate on an as-if converted basis on all dividends paid on common stock.

    Registration Rights. The Series A shares are entitled to unlimited pro rata piggy back registration rights. Once CAIS Internet is public, Chancery Lane, L.P., will be entitled to demand and piggy back registration rights.

    Board Representation. Until the Series A shares convert into common stock, Chancery Lane, L.P. will have the right to designate one director to CAIS Internet's Board of Directors.

   Series B Shares. The following summarizes the terms of the Series B shares:

    Conversion. Holders do not have the right to convert Series B shares at their option. However, any outstanding Series B shares will automatically convert into common stock on the closing of this offering.

    Redemption. As a result of this offering, CAIS Internet is required to redeem for cash Series B shares having a total face amount of $3.0 million, plus accrued but unpaid dividends. Of this amount, $2.65 million of Series B shares will be redeemed from Ulysses G. Auger, Sr. and $350,000 will be redeemed from Ulysses G. Auger, II.

    Ranking. The Series B shares rank junior to the Series A shares, but senior to the common stock, upon the liquidation of CAIS Internet.

    Liquidation Preference. The Series B shares are entitled to a liquidation preference equal to $4,557,096, interest thereon at the rate of 8% per annum and all accumulated but unpaid dividends. Voting. The Series B shares will vote with the common stock on an as-converted basis. However, the consent of the holders of 75% of the Series B shares is required to:
    .materially and adversely affect the rights of the Series B shares; .increase the number of Series B shares;
    .pay or declare dividends or redeem, repurchase or acquire shares ranking junior to the Series B shares; or .liquidate or dissolve CAIS Internet.

    Dividends. The Series B shares rank pari-passu with the common stock and the Series A shares on any declared dividends.

   As a result of this offering:
  .all of the Series A shares will convert automatically into 2,827,168 shares of common stock;
  .CAIS Internet will redeem 737,101 Series B shares (which have a total face value of approximately $3.0 million); and .the remaining Series B shares will convert automatically into 81,952 shares of common stock.

Debt Warrants
   Pursuant to a credit agreement, on September 4, 1998, CAIS Internet granted ING (U.S.) Capital LLC warrants to purchase 390,000 shares of CAIS Internet's common stock at an exercise price of $0.01 per share. In connection with the warrants, ING (U.S.) Capital LLC received both demand and piggyback registration rights and is entitled to anti-dilution protection. The warrants expire September 4, 2008. In the event the credit agreement is not paid in full by September 4, 1999, ING (U.S.) Capital LLC will receive warrants to purchase an additional 3.0% of CAIS Internet's outstanding shares on a fully diluted basis.

Equity Warrants
   The holders of Series A shares (Chancery Lane, L.P. and CAIS-Sandler Partners, L.P.) will receive, on a pro rata basis, warrants for shares of common stock equal to 3.0% of the total number of shares of common stock outstanding on a fully diluted basis at the close of this offering. The warrants will have an exercise price equal to the price per share of the common stock in this offering. The holders of Series A shares will receive registration rights and are entitled to anti-dilution protection. The warrants expire February 19, 2009.

Hilton Warrants and Shares

   In connection with CAIS Internet's master agreement with Hilton, Hilton received warrants to purchase 66,667 shares of our common stock at an exercise price of $.01 per share as an additional contribution by CAIS Internet in support of Hilton's marketing of OverVoice services. In connection with the warrants, Hilton received certain demand and incidental registration rights. The warrants expire on April 23, 2004. Additionally, commencing upon the effective date of this initial public offering, Hilton shall have a put option to sell all of its warrants (or shares of CAIS Internet resulting from the exercise of the above-mentioned warrants) back to us at a share price equal to the initial public offering share price. The put option expires ninety days following the earlier of: (1) the effective date of the first registration statement that includes any warrant shares for resale and (2) the date on which Hilton may sell all of the warrant shares within a three-month period pursuant to Securities Act Rule 144.

   In connection with the development of future digital entertainment solutions at Hilton properties, CAIS Internet will issue 133,000 shares of CAIS Internet common stock to an account that will be jointly controlled by CAIS Internet and Hilton. Hilton will have the right to dispose of 66,500 shares at any time, provided that the proceeds from any sale are applied to the costs of the program. The Hilton shares will be entitled to the same registration rights as the shares underlying the Hilton warrants as discussed above. The remaining 66,500 shares of CAIS Internet common stock will be retained in the account to further secure CAIS Internet's commitment to develop this program.

Statutory Business Combination Provision
   Upon consummation of the offering, CAIS Internet will be subject to the provisions of section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless:
  . the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder;
  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction is commenced, excluding for purposes of determining the number of shares outstanding those shares owned:
    .by persons who are directors and officers; and .by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
  . on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under section 203, an "interested stockholder" is defined as any person who is:
    .the owner of 15% or more of the outstanding voting stock of the corporation; or
    .an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

   The provisions of section 203 could delay or frustrate a change in control of CAIS Internet, deny stockholders the receipt of a premium on their common stock and have an adverse effect on the common stock. The provisions also could discourage, impede or prevent a merger or tender offer, even if such event would be favorable to the interests of stockholders. CAIS Internet's stockholders, by adopting an amendment to the certificate of incorporation, may elect not to be governed by section 203, which election would be effective
12 months after adoption.

Limitations on Directors' Liability
   Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although Delaware law does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. CAIS Internet's certificate of incorporation limits the liability of CAIS Internet's directors to CAIS Internet and its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of CAIS Internet will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for:

  . any breach of the director's duty of loyalty to CAIS Internet or its stockholders;
  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Delaware General Corporation Law section 174; or

  . any transaction from which the director derived an improper personal benefit.

   The inclusion of this provision in CAIS Internet's certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted CAIS Internet and its stockholders.

Potential Anti-takeover Effect of Certain Provisions of the Certificate of Incorporation and By-Laws

   CAIS Internet's certificate of incorporation and by-laws contain other provisions that could have an anti-takeover effect. The provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board. These provisions also are intended to help ensure that the Board, if confronted by an unsolicited proposal from a third party which has acquired a block of stock of CAIS Internet, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interest of the stockholders. The following is a summary of such provisions included in CAIS Internet's certificate of incorporation and by-laws.

   CAIS Internet's certificate of incorporation divides the Board of Directors into three classes of directors, serving staggered three-year terms. The certificate of incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The certificate of incorporation and the by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board or by the chief executive officer of CAIS Internet. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

   The by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of CAIS Internet, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given CAIS Internet's secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at an annual meeting, these procedures may have the effect of prohibiting stockholders from raising proposals at annual meetings if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of CAIS Internet.

   CAIS Internet's certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to the certificate of incorporation and by-laws could enable a minority of CAIS Internet's stockholders to exercise veto power over any such amendments. The Board has no current plans to formulate or effect additional measures that could have an anti-takeover effect.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock will be American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

   The market price of the common stock may be adversely affected by the sale, or availability for sale, of substantial amounts of the common stock in the public market following the offering. The 6,000,000 shares being sold in the offering will be freely tradable unless held by affiliates of CAIS Internet. Upon completion of the offering:

  .  executive officers and directors of CAIS Internet will own a total of:

    . 12,426,822 shares of common stock including 2,476,845 shares converted from Series A shares and 81,952 shares converted from Series B shares;

    .  options to acquire 3,057,562 shares of common stock;

    .  warrants exercisable for 612,228 shares of common stock;

  . ING (U.S.) Capital LLC will hold warrants exercisable for 390,000 shares of common stock; and

  . Hilton Hotels Corporation will hold 66,500 shares of common stock and warrants exercisable for 66,667 shares of common stock.

The securities issued prior to the offering have not been registered under the Securities Act, and, therefore, may not be sold unless registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144.

   In general, under Rule 144, if one year has elapsed since the later of the date of the acquisition of restricted shares of common stock from CAIS Internet or from any affiliate of CAIS Internet, the acquiror or subsequent holder of the shares may sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1.0% of the then outstanding shares of the common stock, or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about CAIS Internet. If two years have elapsed since the later of the date of the acquisition of restricted shares of common stock from CAIS Internet or any affiliate of CAIS Internet, a person who is not deemed to have been an affiliate of CAIS Internet at any time for 90 days preceding a sale would be entitled to sell such shares under Rule 144 without regard to the volume imitations, manner of sale provisions or notice requirements.

   CAIS Internet and certain stockholders of CAIS Internet (including Chancery Lane, L.P. and all directors and officers of CAIS Internet) owning a total of 9,868,025 shares of common stock, options and warrants exercisable for 3,612,290 shares of common stock and preferred stock convertible into 2,509,797 shares of common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities convertible into or exchangeable for, any rights to purchase or acquire, shares of common stock during the 180 days after the date of this prospectus, subject to limited exceptions. CAIS Internet has agreed to provide registration rights with respect to shares of common stock issued to Terk Technologies Corp. and Hilton Hotels Corporation, and shares of common stock issuable to ING (U.S.) Capital LLC, Hilton and the holders of Series A shares upon the conversion or exercise of warrants and convertible preferred stock.

   CAIS Internet intends to register the 4,010,762 shares of common stock reserved for issuance upon exercise of stock options granted pursuant to its stock option plan and under other compensatory arrangements as soon as practicable after the date of this prospectus.

   Prior to the offering, there has been no public market for the common stock, and no prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price for the common stock prevailing from time to time. Nevertheless, sales, or the availability for sale, of substantial amounts of the common stock in the public market could adversely affect prevailing market prices and the ability of CAIS Internet to raise equity capital in the future.

                                  UNDERWRITING

   Subject to the terms and conditions contained in an underwriting agreement, dated May 19, 1999, the underwriters named below, who are represented by Bear, Stearns & Co. Inc., Volpe Brown Whelan & Company, LLC, First Union Capital Markets Corp., Friedman, Billings, Ramsey & Co., Inc. and Wit Capital Corporation, have severally agreed to purchase from CAIS Internet the number of shares of common stock set forth opposite their names below.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Bear, Stearns & Co. Inc.  ..................................    1,596,000
   Volpe Brown Whelan & Company, LLC...........................    1,140,000
   First Union Capital Markets Corp............................      684,000
   Friedman, Billings, Ramsey & Co., Inc.......................      684,000
   Wit Capital Corporation.....................................      456,000
   BancBoston Robertson Stephens Inc...........................      120,000
   BT Alex. Brown Incorporated.................................      120,000
   Donaldson, Lufkin & Jenrette Securities Corporation.........      120,000
   Goldman, Sachs & Co.........................................      120,000
   Hambrecht & Quist LLC.......................................      120,000
   Banc of America Securities LLC..............................      120,000
   Allen & Company Incorporated................................       60,000
   Blaylock & Partners L.P.....................................       60,000
   Chatsworth Securities LLC...................................       60,000
   Corinthian Partners, L.L.C..................................       60,000
   First Albany Corporation....................................       60,000
   Goldis Financial Group, Inc.................................       60,000
   Hagerty, Stewart & Associates, Inc..........................       60,000
   Jefferies & Company.........................................       60,000
   Kaufman Bros., L.P..........................................       60,000
   Ladenburg, Thalmann & Co. Inc...............................       60,000
   Northeast Securities, Inc...................................       60,000
   The Robinson-Humphrey Company, LLC..........................       60,000
                                                                   ---------
     Total.....................................................    6,000,000
                                                                   =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock of this offering are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock (other than those shares covered by the over-allotment option described below) if any are purchased.

   The underwriters propose initially to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers (including the underwriters) at such price less a concession not in excess of $.80 per share. The underwriters may allow, and such dealers may re-allow, to certain other dealers, a concession not in excess of $.10 per share. After the initial offering of the shares of common stock, the public offering price and other selling terms may be changed by Bear, Stearns & Co. Inc. at any time without notice.

   The following table shows the underwriting fees to be paid to the underwriters by CAIS Internet in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per share.......................................... $     1.33   $     1.33
   Total.............................................. $7,980,000   $9,099,993

   Other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) payable by CAIS Internet are expected to be approximately $2.25 million.

   CAIS Internet has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to a total of 842,100 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated in the table above.

   CAIS Internet has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   Each of CAIS Internet, its executive officers, directors and stockholders has agreed, subject to certain exceptions, not to, without the prior written consent of Bear, Stearns & Co. Inc.:

  . issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, exercisable or exchangeable for, or represent the right to receive common stock, except CAIS Internet may grant options and issue and sell common stock pursuant to

    . any employee stock plan, stock ownership plan or dividend reinvestment plan of CAIS Internet or

    .  this offering or

  . grant any options or warrants to purchase common stock or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in the first or second clause is to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. In addition, during such period, CAIS Internet has also agreed not to file any registration statement with respect to (other than a Form S-8 registration statement in connection with shares received under a CAIS Internet stock plan, stock ownership plan, employment agreement or dividend reinvestment plan), and each of its executive officers, directors and certain stockholders of CAIS Internet has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

   At the request of CAIS Internet, the underwriters have reserved for sale, at the initial public offering price, 350,000 shares of common stock offered hereby to be sold to certain directors, officers and employees of CAIS Internet and other persons who have expressed an interest in purchasing such shares. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

   A prospectus in electronic format is being made available on an Internet web site maintained by Wit Capital Corporation. In addition, all dealers purchasing shares from Wit Capital Corporation in this offering have agreed to make a prospectus in electronic format available on web sites maintained by each of them. Other than the prospectus in electronic format, the information on Wit Capital Corporation's web site and any information contained on any other web site maintained by Wit Capital Corporation or any dealer purchasing shares from it is not to be part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by CAIS Internet or any underwriter in its capacity as underwriter and should not be relied upon by investors.

   Other than in the United States, no action has been taken by CAIS Internet or the underwriters that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

   We have been informed that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the customer.

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price has been determined by negotiations between CAIS Internet and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were the history of and prospects for CAIS Internet's business and the industry in which it competes, an assessment of CAIS Internet's management and the present state of CAIS Internet's development, the past and present revenues, earnings and cash flows of CAIS Internet, the prospects for growth of CAIS Internet's revenues, earnings and cash flows, the current state of the economy in the United States and the current level of economic activity in the industry in which CAIS Internet competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to CAIS Internet.

   The common stock will be listed on the Nasdaq National Market under the symbol "CAIS."

   Until the distribution of CAIS Internet's common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the representatives of the underwriters are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

   If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares of the common stock than are set forth on the cover pages of this prospectus, the representatives of the underwriters may reduce that short position by purchasing the common stock in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

   The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of the common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the common stock to the extent that it were to discourage resales of the common stock.

   Neither CAIS Internet nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither CAIS Internet nor any of the underwriters makes any representation that the representatives of the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

   Certain legal matters relating to the offering and sale of the common stock will be passed upon for CAIS Internet by Swidler Berlin Shereff Friedman, LLP, 3000 K Street, N.W., Suite 300, Washington, D.C. 20007, and for the underwriters by Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, New York 10112.

                                    EXPERTS

   The audited financial statements of CAIS Internet and Capital Area Internet Service, Inc. included in this prospectus and the audited financial statement schedule of CAIS Internet included in the registration statement of which this prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

                         Index to Financial Statements

                                                                           Page
                                                                           ----
CAIS Internet, Inc., Consolidated Financial Statements
 Report of Independent Public Accountants.................................  F-2
 Consolidated Balance Sheets as of December 31, 1997 and 1998, and March
  31, 1999................................................................  F-3
 Consolidated Statements of Operations for the Years Ended December 31,
  1996, 1997 and 1998, and the Three Months Ended March 31, 1998 and
  1999....................................................................  F-5
 Consolidated Statements of Changes in Stockholders' Deficit for the Years
  Ended December 31, 1996, 1997 and 1998, and the Three Months Ended March
  31, 1999................................................................  F-6
 Consolidated Statements of Cash Flows for the Years Ended December 31,
  1996, 1997 and 1998, and the Three Months Ended March 31, 1998 and
  1999....................................................................  F-8
 Notes to Consolidated Financial Statements...............................  F-9
Capital Area Internet Service, Inc. (Predecessor Company)
 Report of Independent Public Accountants................................. F-31
 Statement of Operations for the Period from January 1, 1996 to May 10,
  1996.................................................................... F-32
 Statement of Changes in Stockholders' Equity for the Period from January
  1, 1996 to
  May 10, 1996............................................................ F-33
 Statement of Cash Flows for the Period from January 1, 1996 to May 10,
  1996.................................................................... F-34
 Notes to Financial Statements............................................ F-35

                    Report of Independent Public Accountants

To CAIS Internet, Inc. and subsidiaries
(formerly CGX Communications, Inc.):

We have audited the accompanying consolidated balance sheets of CAIS Internet, Inc. (a Delaware corporation, formerly CGX Communications, Inc.) and subsidiaries, as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAIS Internet, Inc. and subsidiaries, as of December 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
February 19, 1999
(except with respect to the matters
discussed
in Note 15 to the consolidated
financial statements,
as to which the date is May 16,
1999)

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

                          Consolidated Balance Sheets
                                 (in thousands)

                                     Assets

                                                     December 31,    March 31,
                                                    --------------- -----------
                                                     1997    1998      1999
                                                    ------- ------- -----------
                                                                    (Unaudited)
Current assets:
 Cash and cash equivalents......................... $   149 $    95   $ 5,923
 Accounts receivable, net of allowance for doubtful
  accounts of $179, $137 and $158, respectively....     466     648       880
 Prepaid expenses and other current assets.........      79     228       297
 Current assets of discontinued operations (Note
  3)...............................................   9,072   8,170       --
                                                    ------- -------   -------
    Total current assets...........................   9,766   9,141     7,100
                                                    ------- -------   -------
Property and equipment, net........................   1,149   2,638     4,083
Deferred offering costs............................     --      237     1,727
Deferred debt financing costs, net.................     --      292       344
Intangible assets, net of accumulated amortization
 of approximately $1,304, $2,125 and $2,317,
 respectively......................................   1,098     277        85
Noncurrent assets of discontinued operations (Note
 3)................................................   2,307   1,936       --
                                                    ------- -------   -------
    Total noncurrent assets........................   4,554   5,380     6,239
                                                    ------- -------   -------
    Total assets................................... $14,320 $14,521   $13,339
                                                    ======= =======   =======


   The accompanying notes are an integral part of these consolidated balance sheets.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

                    Consolidated Balance Sheets (continued)
                 (in thousands except share and per share data)

                     Liabilities and Stockholders' Deficit

                                                   December 31,      March 31,
                                                  ----------------  -----------
                                                   1997     1998       1999
                                                  -------  -------  -----------
                                                                    (Unaudited)
Current liabilities:
 Accounts payable and accrued expenses .........  $ 1,038  $ 4,396    $ 5,465
 Current portion of long-term debt..............    2,000      --         --
 Payable to discontinued operations.............    3,735    5,342      2,480
 Notes payable to related parties ..............      173      --         --
 Unearned revenues..............................      456      572        626
 Current liabilities of discontinued operations
  (Note 3)......................................    8,804    8,205        --
                                                  -------  -------    -------
    Total current liabilities...................   16,206   18,515      8,571
                                                  -------  -------    -------
Loan, net of unamortized debt discount of $817
 and $511, respectively.........................      --     6,183      6,489
Notes payable to related parties, net of current
 portion (Note 9)...............................    1,342    1,983        --
Deferred rent, net of current portion...........      --       --         677
Long-term liabilities of discontinued operations
 (Note 3).......................................    2,768    2,601        --
                                                  -------  -------    -------
    Total liabilities...........................   20,316   29,282     15,737
                                                  -------  -------    -------
Series A convertible preferred stock, net of
 discount of $8,291, 2,827,168 shares
 authorized, issued and outstanding as of
 March 31, 1999 (aggregate liquidation
 preference, plus accrued and unpaid dividends
 of $11,623)....................................      --       --       3,332
                                                  -------  -------    -------
Series B cumulative mandatory redeemable
 convertible preferred stock, 1,119,679 shares
 authorized, issued, and outstanding as of
 March 31, 1999 (aggregate liquidation
 preference, plus accrued and unpaid dividends
 of $4,605).....................................      --       --       4,605
                                                  -------  -------    -------
Commitments and contingencies (Notes 1, 6, 7, 8,
 9, 10, 12, and 15)
Stockholders' deficit (Note 10):
 Common stock, $0.01 par value; 100,000,000
  shares authorized; 9,648,485, 9,965,485, and
  9,990,485 shares issued and outstanding,
  respectively..................................       97      100        100
 Additional paid-in capital.....................    6,230    7,794     10,801
 Warrants outstanding...........................      --     1,226      9,382
 Deferred compensation..........................   (4,314)  (2,888)    (4,420)
 Accumulated deficit............................   (8,009) (20,993)   (26,198)
                                                  -------  -------    -------
    Total stockholders' deficit.................   (5,996) (14,761)   (10,335)
                                                  -------  -------    -------
    Total liabilities and stockholders'
     deficit....................................  $14,320  $14,521    $13,339
                                                  =======  =======    =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

                     Consolidated Statements of Operations
                    (in thousands, except per share amounts)

                                                          Three Months Ended
                           Years Ended December 31,            March 31,
                          ----------------------------  -----------------------
                           1996      1997      1998        1998        1999
                          -------- --------  ---------  ----------- -----------
                                                        (Unaudited) (Unaudited)
Net revenues............. $ 2,410  $  4,556  $   5,315     $1,242      $1,609
Cost of services.........     834     2,010      3,118        717       1,050
Operating expenses:
 Selling, general and
  administrative.........   2,126     5,550     10,657      2,065       3,791
 Depreciation and
  amortization...........     631     1,117      1,270        283         350
 Non-cash compensation...     --        616      1,426        356         392
                          -------  --------  ---------    -------     -------
  Total operating
   expenses..............   2,757     7,283     13,353      2,704       4,533
                          -------  --------  ---------    -------     -------
Loss from operations.....  (1,181)   (4,737)   (11,156)    (2,179)     (3,974)
Interest and other
 (income) expense:
 Interest income.........      (1)       (2)       --         --          --
 Interest expense........     213       283      1,090         82         668
 Other expense, net......     --          7         11        --            9
                          -------  --------  ---------    -------     -------
  Total interest and
   other expense.........     212       288      1,101         82         677
                          -------  --------  ---------    -------     -------
Loss from continuing
 operations before
 income taxes............  (1,393)   (5,025)   (12,257)    (2,261)     (4,651)
Provision for income
 taxes...................     --        --         --         --          --
                          -------  --------  ---------    -------     -------
  Loss from continuing
   operations............  (1,393)   (5,025)   (12,257)    (2,261)     (4,651)
Income (loss) from
 discontinued operations
 of Cleartel (less
 applicable state (taxes)
 benefit of $(30),
 $(108), $34, $(7) and
 $0, respectively).......     799     1,923      (671)        154        (340)
                          -------  --------  ---------    -------     -------
  Net loss...............    (594)   (3,102)   (12,928)    (2,107)     (4,991)
  Dividends on preferred
   stock.................     --        --         --         --          171
                          -------  --------  ---------    -------     -------
  Net loss attributable
   to common
   stockholders.......... $  (594) $ (3,102) $ (12,928)   $(2,107)    $(5,162)
                          =======  ========  =========    =======     =======
Basic and diluted
 earnings (loss) per
 share:
 Continuing operations... $ (0.14) $  (0.52) $   (1.24)    $(0.23)     $(0.48)
 Discontinued
  operations.............    0.08      0.20      (0.07)      0.01       (0.04)
                                                                            4
                          -------  --------  ---------    -------     -------
  Total.................. $ (0.06) $  (0.32) $   (1.31)    $(0.22)     $(0.52)
                          =======  ========  =========    =======     =======
Weighted-average common
 shares outstanding--
 basic and diluted.......   9,648     9,648      9,869      9,648       9,990
                          =======  ========  =========    =======     =======
Supplemental basic and
 diluted loss per share
 (Unaudited):
 Continuing operations...                    $   (0.85)                $(0.30)
 Discontinued
  operations.............                        (0.04)                 (0.02)
                                             ---------                -------
  Total..................                    $   (0.89)                $(0.32)
                                             =========                =======
Supplemental weighted-
 average common shares
 outstanding--basic and
 diluted (Unaudited).....                       13,344                 13,465
                                             =========                =======

 The accompanying notes are an integral part of these consolidated statements.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

          Consolidated Statements of Changes in Stockholders' Deficit
  For the Years Ended December 31, 1996, 1997 and 1998, and the Three Months
                             Ended March 31, 1999
                                (in thousands)

                     Redeemable Convertible
                         Preferred Stock                               Stockholders' Deficit
                   --------------------------- ----------------------------------------------------------------------
                     Series A      Series B    Common Stock  Additional
                   ------------- ------------- ------------   Paid-In    Warrants     Deferred   Accumulated
                   Shares Amount Shares Amount Shares   Par   Capital   Outstanding Compensation   Deficit    Total
                   ------ ------ ------ ------ ------- ----- ---------- ----------- ------------ ----------- --------
December 31,
 1995.............  --     --     --     --     9,648  $  97   $  --      $  --       $   --      $ (4,139)  $ (4,042)
 Capital
  contribution....  --     --     --     --       --     --     1,300        --           --           --       1,300
 Distributions
  declared to
  equity holders..  --     --     --     --       --     --       --         --           --           (76)       (76)
 Net loss.........  --     --     --     --       --     --       --         --           --          (594)      (594)
                    ---    ---    ---    ---   ------  -----   ------     ------      -------     --------   --------
December 31,
 1996.............  --     --     --     --     9,648     97    1,300        --           --        (4,809)    (3,412)
 Unearned
  compensation
  pursuant to
  issuance of
  stock options...  --     --     --     --       --     --     4,930        --        (4,930)         --         --
 Amortization of
  unearned
  compensation....  --     --     --     --       --     --       --         --           616          --         616
 Distributions
  declared to
  equity holders..  --     --     --     --       --     --       --         --           --           (98)       (98)
 Net loss.........  --     --     --     --       --     --       --         --           --        (3,102)    (3,102)
                    ---    ---    ---    ---   ------  -----   ------     ------      -------     --------   --------
December 31,
 1997.............  --     --     --     --     9,648     97    6,230        --        (4,314)      (8,009)    (5,996)
 Capital
  contribution....  --     --     --     --       --     --       317        --           --           --         317
 Distributions
  declared to
  equity holders..  --     --     --     --       --     --       --         --           --           (56)       (56)
 Issuance of
  common stock....  --     --     --     --       317      3      997        --           --           --       1,000
 Shares issuable
  upon settlement
  (Note 12).......  --     --     --     --       --     --       250        --           --           --         250
 Amortization of
  unearned
  compensation....  --     --     --     --       --     --       --         --         1,426          --       1,426
 Warrants issued
  in connection
  with Loan (Note
  7)..............  --     --     --     --       --     --       --       1,226          --           --       1,226
 Net loss.........  --     --     --     --       --     --       --         --           --       (12,928)   (12,928)
                    ---    ---    ---    ---   ------  -----   ------     ------      -------     --------   --------
December 31,
 1998.............  --     --     --     --     9,965  $ 100   $7,794     $1,226      $(2,888)    $(20,993)  $(14,761)

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

    Consolidated Statements of Changes in Stockholders' Deficit (continued) For the Years Ended December 31, 1996, 1997 and 1998, and the Three Months
                             Ended March 31, 1999
                                (in thousands)

                                                      Redeemable Convertible
                                                          Preferred Stock
                                                    ---------------------------
                                                      Series A      Series B
                                                    ------------- -------------
                                                    Shares Amount Shares Amount
                                                    ------ ------ ------ ------
December 31,
 1998.............                                    --   $  --    --   $  --
Issuance of common
 stock in
 connection with
 litigation
 settlement
 (Unaudited)......                                    --      --    --      --
Issuance of Series
 A Preferred
 Stock, net of
 offering costs of
 $135 and amounts
 allocated to
 warrants
 (Unaudited)......                                  2,827   3,209   --      --
Issuance of Series
 B Preferred Stock
 (Unaudited)......                                    --      --  1,120   4,557
Accrued dividends
 on preferred
 shares and
 accretion of
 discount
 (Unaudited)......                                    --      123   --       48
Unearned
 compensation
 pursuant to
 issuance of stock
 options
 (Unaudited)......                                    --      --    --      --
Amortization of
 unearned
 compensation
 (Unaudited)......                                    --      --    --      --
Capital
 contribution
 (Unaudited)......                                    --      --    --      --
Distribution of
 Cleartel net
 assets (Note 3)
 (Unaudited)......                                    --      --    --      --
Net loss
 (Unaudited)......                                    --      --    --      --
                                                    -----  ------ -----  ------
March 31, 1999
 (Unaudited)......                                  2,827  $3,332 1,120  $4,605
--------------------------------------------------
                                                    =====  ====== =====  ======
                                                                            Stockholders' Deficit
                                                    -----------------------------------------------------------------------
                                                    Common Stock  Additional
                                                    ------------   Paid-In    Warrants     Deferred   Accumulated
                                                    Shares   Par   Capital   Outstanding Compensation   Deficit    Total
                                                    ------- ----- ---------- ----------- ------------ ----------- ---------
December 31,
 1998.............                                   9,965  $ 100  $ 7,794     $1,226      $(2,888)    $(20,993)  $(14,761)
Issuance of common
 stock in
 connection with
 litigation
 settlement
 (Unaudited)......                                      25    --       --         --           --           --         --
Issuance of Series
 A Preferred
 Stock, net of
 offering costs of
 $135 and amounts
 allocated to
 warrants
 (Unaudited)......                                     --     --       --       8,156          --           --       8,156
Issuance of Series
 B Preferred Stock
 (Unaudited)......                                     --     --       --         --           --           --         --
Accrued dividends
 on preferred
 shares and
 accretion of
 discount
 (Unaudited)......                                     --     --       --         --           --          (171)      (171)
Unearned
 compensation
 pursuant to
 issuance of stock
 options
 (Unaudited)......                                     --     --     1,924        --        (1,924)         --         --
Amortization of
 unearned
 compensation
 (Unaudited)......                                     --     --       --         --           392          --         392
Capital
 contribution
 (Unaudited)......                                     --     --     1,083        --           --           --       1,083
Distribution of
 Cleartel net
 assets (Note 3)
 (Unaudited)......                                     --     --       --         --           --           (43)       (43)
Net loss
 (Unaudited)......                                     --     --       --         --           --        (4,991)    (4,991)
                                                    ------- ----- ---------- ----------- ------------ ----------- ---------
March 31, 1999
 (Unaudited)......                                   9,990   $100  $10,801     $9,382      $(4,420)    $(26,198)  $(10,335)
--------------------------------------------------
                                                    ======= ===== ========== =========== ============ =========== =========

 The accompanying notes are an integral part of these consolidated statements.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)
                     Consolidated Statements of Cash Flows
                                 (in thousands)

                                                      Three Months Ended March
                         Years Ended December 31,                31,
                         --------------------------  ---------------------------
                          1996     1997      1998       1998        1999
                         -------  -------  --------  ----------- -----------
                                                     (Unaudited) (Unaudited)
Cash flows from
 operating activities:
 Net loss..............  $  (594) $(3,102) $(12,928)   $(2,107)    $(4,991)
 Adjustments to
  reconcile net loss to
  net cash provided by
  operating activities:
   Compensation
    pursuant to stock
    options............      --       616     1,426        356         392
   Amortization of debt
    discount and
    deferred financing
    costs..............      --       --        555        --          464
   Loss on disposal of
    fixed assets.......      --        63       --         --          --
   Depreciation and
    amortization.......      631    1,117     1,270        283         350
   Depreciation and
    amortization of
    discontinued
    operations.........      684      668       519        162          58
   Changes in operating
    assets and
    liabilities, net of
    Capital Area
    acquisition:
    Accounts
     receivable, net...       67     (104)     (182)      (112)       (232)
    Prepaid expenses
     and other current
     assets............      (18)     (46)     (149)        21         (69)
    Accounts payable
     and accrued
     expenses..........      424      380     2,986        559           2
    Payable to
     discontinued
     operations........      980    2,755     1,047        680      (1,500)
    Unearned revenues..      113      147       116        152          54
    Shares issuable
     upon settlement...      --       --        250        --          --
    Changes in
     operating assets
     and liabilities of
     discontinued
     operations........     (888)  (1,802)    1,882        880         (73)
                         -------  -------  --------    -------     -------
     Net cash provided
      by (used in)
      operating
      activities.......    1,399      692    (3,208)       874      (5,545)
                         -------  -------  --------    -------     -------
Cash flows from
 investing activities:
 Purchases of property
  and equipment........     (542)    (556)   (1,435)       (52)       (749)
 Purchases of property
  and equipment of
  discontinued
  operations...........     (623)    (551)     (387)       (33)        (14)
 Payment for Capital
  Area acquisition.....   (3,068)     --        --         --          --
 Net payments received
  on notes receivable..       13      129      (265)       (57)         68
 Net payments received
  on related party
  accounts receivable..      190      180       317       (423)          2
                         -------  -------  --------    -------     -------
     Net cash used in
      investing
      activities.......   (4,030)    (798)   (1,770)      (565)       (693)
                         -------  -------  --------    -------     -------
Cash flows from
 financing activities:
 Net (repayments)
  borrowings under
  receivables-based
  credit facility of
  discontinued
  operations...........       38     (211)   (1,451)      (537)        313
 Borrowings under
  Loan.................      --       --      7,000        --          --
 Borrowings under long-
  term debt............    2,000      600       --         --          --
 Repayments under long-
  term debt............     (233)    (367)   (2,000)      (100)        --
 Borrowings under notes
  payable--related
  parties..............    1,100      675     1,000        500       1,000
 Repayments under notes
  payable--related
  parties..............     (114)    (162)     (107)       (45)        --
 Principal payments
  under capital lease
  obligations..........     (250)    (337)     (173)       (60)        (11)
 Payment of loan
  commitment, debt
  financing and
  offering costs.......      (82)     (16)     (345)       --         (601)
 Proceeds from issuance
  of Series A preferred
  stock................      --       --        --         --       11,365
 Proceeds from issuance
  of common stock......      --       --      1,000        --          --
 Distribution to equity
  holders..............      (43)     --        --         --          --
                         -------  -------  --------    -------     -------
     Net cash provided
      by financing
      activities.......    2,416      182     4,924       (242)     12,066
                         -------  -------  --------    -------     -------
Net (decrease) increase
 in cash and cash
 equivalents                (215)      76       (54)        67       5,828
Cash and cash
 equivalents, beginning
 of period                   288       73       149        149          95
                         -------  -------  --------    -------     -------
Cash and cash
 equivalents, end of
 period                  $    73  $   149  $     95    $   216     $ 5,923
                         =======  =======  ========    =======     =======



 The accompanying notes are an integral part of these consolidated statements.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

1.Business Description:

Organization

   CAIS Internet, Inc. (the "Company") was incorporated under the name CGX Communications, Inc. ("CGX") as a "C" corporation in Delaware in December 1997 to serve as a holding company for two operating entities, CAIS, Inc. ("CAIS"), a Virginia "S" Corporation, and Cleartel Communications Limited Partnership ("Cleartel"), a District of Columbia partnership. The Company completed a reorganization in October 1998 such that CAIS and Cleartel became wholly owned subsidiaries of the Company. The reorganization has been accounted for similar to a pooling-of-interests as CAIS and Cleartel were under common ownership. The Company changed its name from CGX Communications, Inc. to CAIS Internet, Inc. in February 1999.

   CAIS was formed in May 1996 by the owners of Cleartel to acquire Capital Area Internet Service, Inc. ("Capital Area") from its founders. It is a tier one Internet Service Provider ("ISP"), connecting with other major internet providers at various equipment locations in the United States. CAIS sells full-time, dedicated connections to the Internet to commercial customers, dial-up connections to the Internet to residential and smaller commercial customers, and various ancillary Internet services, including hosting of web sites. It is also a licensee and joint-owner of a new Internet technology that allows high-speed data and voice traffic to travel simultaneously over one standard telephone line. CAIS is marketing this technology under the name of OverVoice for use primarily in hotels and apartment buildings (multiple dwelling units, or "MDU's").

   Cleartel began operations in 1987 to provide operator-assisted long-distance telephone services to hotels and payphones, and provides commercial and residential long-distance services, mainly in the eastern United States. Cleartel's corporate headquarters and telephone switch equipment are located in Washington, D.C. Operator services are provided as part of a contractual relationship with a subsidiary of GTE International, located in the Dominican Republic. A second operator center has been maintained in the corporate offices in Washington for overflow traffic and redundancy. In February 1999, the Company spun-off Cleartel to the Company's stockholders (see Notes 2 and 3).

Risks and Other Important Factors

   The Company's net loss from continuing operations has increased from $1,393,000 in 1996 to $12,257,000 in 1998. The net loss from continuing operations for the three months ended March 31, 1999 was approximately $4,651,000. As of December 31, 1998 and March 31, 1999 the Company had negative working capital of approximately $9,374,000, and $1,471,000, respectively and an accumulated deficit of approximately $20,993,000 and $26,198,000, respectively. The Company has financed its operations with various debt and equity placements. The Company's continuing operations have also been financed in part from operating profits and cash flows generated from its now discontinued operation (Cleartel). As more fully described in Note 7, the Company obtained a $7,000,000 loan in September 1998, which has been fully drawn by the Company as of December 1998. In January 1999 the Company borrowed $1,000,000 from a stockholder (See Note 9). As described in Note 10, the Company issued $11,500,000 of convertible preferred stock in February 1999 after the spin-off of Cleartel. The Company received $3,500,000 in cash, $1,500,000 of which was used to repay amounts due to Cleartel in February 1999, and an unconditional promissory note due in March 1999 for the remaining $8,000,000 (see Note 15). In addition to this preferred stock issuance, management intends to obtain equipment financing to help fund the roll-out of OverVoice (see Note 15). Management believes that without additional financing such as the equipment financing or the Company's anticipated initial public offering (the "IPO") in 1999, the Company would curtail the planned roll-out of OverVoice and reduce marketing and development activities. There can be no assurance that additional capital will be available to the Company or that the terms of such capital will be acceptable to management. Further, there can be no assurance that the Company will generate positive cash flows or income from operations in the future.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


   The Company is subject to various risks in connection with the operation of its business. These risks include, but are not limited to, regulations, dependence on effective billing and information systems, intense competition, rapid technological change, and any effects on the Company or its suppliers relating to the Year 2000 Issue. The Company's future plans are substantially dependent on the successful roll-out of OverVoice. Net revenues generated from OverVoice was approximately $37,000 for the year ended December 31, 1998, and approximately $19,000 for the three months ended March 31, 1999. There can be no assurance that the Company will be successful in its roll-out of OverVoice nor can there be any assurance that the Company will be successful in defending its related patent rights. Many of the Company's competitors are significantly larger and have substantially greater financial, technical, and marketing resources than the Company.

Year 2000

   The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

2.Summary of Significant Accounting Principles:

Consolidated Financial Statements

   The consolidated financial statements include the results of CAIS, Inc. after its acquisition of Capital Area on May 11, 1996 through December 31, 1996 and for the years ended December 31, 1997 and 1998. They also include the results of Cleartel, presented as discontinued operations, for the years ended December 31, 1996, 1997 and 1998.

   In February 1999, the Company spun-off its operator and long-distance services subsidiary, Cleartel, to its stockholders as a noncash distribution. The spin-off has been presented as discontinued operations and, accordingly, the Company has presented its financial statements for all periods prior to that date in accordance with Accounting Principles Board ("APB") Opinion No.
30. All expenses related to members of senior management that will be continuing with the Company are included within income from continuing operations.

Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Information (Unaudited)

   The interim financial information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim periods results. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year.

Revenue Recognition

   The Company records revenues for all services, including installation fees, when the services are provided to customers. Amounts for services billed in advance of the service period and cash received in advance of revenues earned are recorded as unearned revenues and recognized as revenue when earned. Customer contracts

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

for internet access and web hosting services are typically for periods ranging from one month to three years. Internet access services typically require the customer to purchase equipment and pay for the related installation fees. Revenues from equipment sales are recorded when the related equipment is shipped to the customer. Dial-up access customers typically subscribe to service on a monthly or annual basis.

Cost of Services

   Cost of services represent primarily recurring expenses for the lease of data facilities from national and local fiber providers. These direct charges include long haul bandwidth and local interconnection charges.

Fair Value of Financial Instruments

   The carrying amounts for current assets and liabilities, other than the current portion of notes payable to related parties, approximate their fair value due to their short maturities. The fair value of notes payable to related parties cannot be reasonably and practicably estimated due to the unique nature of the related underlying transactions and terms (see Note 9). However, given the terms and conditions of these instruments, if these financial instruments were with unrelated parties, interest rates and payment terms could be substantially different than the currently stated rates and terms.

Cash and Cash Equivalents

   The Company considers all short-term investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist primarily of commercial paper and money market accounts that are available on demand. The carrying amount in the accompanying consolidated balance sheets approximates fair value.

Property and Equipment

   Property and equipment are stated at historical cost net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from three to five years, or for leasehold improvements, the life of the lease, if shorter. Costs of additions and improvements are capitalized and repairs and maintenance are charged to expense as incurred. Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accompanying consolidated balance sheets, and any resulting gain or loss is reflected in the accompanying consolidated statements of operations.

Debt Discount and Deferred Debt Financing and Offering Costs

   As more fully discussed in Note 7, in September 1998, the Company entered into a loan facility (the "Loan") with an investment banking firm. Debt discount costs of $1,226,000 represent amounts attributable to the redeemable warrants issued in connection with the Loan. The unamortized debt discount was approximately $817,000 and $511,000 as of December 31, 1998 and March 31, 1999, respectively. These costs are reflected as an offset to the related Loan in the accompanying consolidated balance sheets as of December 31, 1998. Unamortized deferred debt financing costs represent other direct financing costs incurred in connection with the placement of the Loan. Both the debt discount and the deferred financing costs are being amortized over the extended one-year term of the Loan using the effective interest method.

   In connection with the Company's anticipated IPO, the Company also has incurred direct costs associated with the offering. These costs are reflected as deferred offering costs and will be offset against the proceeds from the anticipated IPO or expensed if the IPO is unsuccessful.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


Excess of Cost over Net Assets Acquired (Goodwill)

   Goodwill recorded as a result of the acquisition of Capital Area by CAIS in 1996 (see Note 4) is being amortized over three years. The Company continually evaluates whether events and circumstances have occurred which indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. Management believes that no such impairment existed as of December 31, 1998. Goodwill for all periods presented is included in intangible assets in the accompanying consolidated balance sheets, net of accumulated amortization.

   Amortization of goodwill was approximately $491,000, $821,000, and $821,000 for the years ended December 31, 1996, 1997 and 1998, and $192,000 for the three months ended March 31, 1998 and 1999, respectively.

Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. For trade accounts receivable, the risk is limited due to the large number of customers, the dispersion of those customers across many industries and geographic regions, and the ability to terminate access on delinquent accounts.

Recently Adopted Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires "comprehensive income" and the components of "other comprehensive income," to be reported in the financial statements and/or notes thereto. There was no difference between the Company's net loss and its total comprehensive loss for the years ended December 31, 1996, 1997, and 1998.

   SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" requires an entity to disclose financial and descriptive information about its reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has adopted SFAS No. 131 for the year ended December 31, 1998 (see Note 13).

   In July 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, and its purpose is to replace existing pronouncements with a single, integrated accounting framework for derivatives and hedging activities. The Company has not yet evaluated the effect of this standard on the financial statements. The Company will adopt this standard in its December 31, 1999 financial statements.

   In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." It provides guidance on accounting for costs of computer software developed or obtained for internal use. It is effective for fiscal years beginning after December 15, 1998, for projects in progress and prospectively, with earlier application encouraged. The Company has not yet evaluated the effect of this standard on the financial statements. The Company will adopt this standard in its December 31, 1999 financial statements.

Stock Compensation

   The Company accounts for its stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes. The Company has recognized non-cash compensation expense on certain stock options granted to management (see Note 10).

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


Interest Rate Swaps

   In late 1996, the Company entered into a forward interest rate swap agreement to hedge its interest rate exposure. The Company was the fixed rate payor and the lender was the floating rate payor. The swap, which did not involve any exchange of the underlying principal amount, had been designated as a hedge. As discussed in Note 8, the swap agreement was terminated in September 1998 upon repayment of the related bank loan. The net settlement amount under the swap agreement resulted in a charge to interest expense of $39,000 in the accompanying statements of operations.

Income Taxes

   Until the Company's reorganization in October 1998, the federal income tax obligations of CAIS and Cleartel were passed through to their respective subchapter S shareholders and partners. Cleartel was subject to state unincorporated business franchise taxes on any profits in the District of Columbia.

   The Company accounts for federal, state and local income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that a net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

Net Loss Per Share

   SFAS No. 128, "Earnings Per Share," requires dual presentation of basic and diluted earnings per share on the face of the statements of operations. Basic earnings per share excludes dilution and is computed by dividing income or loss available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

   Options to purchase approximately 2,034,000 and 2,946,000 shares of common stock in 1997 and 1998, respectively, and options to purchase approximately 2,034,000 and 3,381,000 shares of common stock for the three months ended March 31, 1998 and 1999, respectively, were excluded from the computation of diluted loss per share and warrants to purchase approximately 390,000 shares of common stock were excluded from the computation of diluted loss per share in 1998 and for the three months ended March 31, 1999, because inclusion of these options and warrants would have an anti-dilutive effect on loss per share.

   Supplemental basic and diluted net loss per share gives effect to the assumed conversion of 2,827,168 shares and approximately 82,000 shares of Series A and Series B Convertible Preferred Stock, respectively, (see Note 10) to the Company's common stock upon the IPO, the anticipated repayment of $7,000,000 in debt with proceeds from the IPO, and the redemption of certain related party indebtedness converted into Series B Redeemable Preferred Stock subsequent to year-end (see Note 10). Supplemental net loss per share has been computed by dividing net loss, after adjustment for applicable interest expense and debt discount, by the weighted average common shares outstanding adjusted for the assumed conversion of the Series A and Series B Convertible Preferred Stock to the Company's common stock, and the estimated number of shares that the Company would need to issue in the IPO to repay the debt and redeem $3,000,000 of the Series B Redeemable Preferred Stock.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


Supplemental Cash Flow Information

   The following represents supplemental cash flow information for the years ended December 31, 1996, 1997, and 1998, and the three months ended March 31, 1998 and March 31, 1999:

                                           Year           Three Months Ended
                                    Ended December 31,         March 31,
                                   -------------------- -----------------------
                                    1996   1997   1998     1998        1999
                                   ------ ------ ------ ----------- -----------
                                                        (Unaudited) (Unaudited)
Cash paid for interest expense of
 continuing operations...........    $190   $246   $412    $ 69        $281
                                   ====== ====== ======    ====        ====
Cash paid for interest expense of
 discontinued operations.........    $832   $870   $791    $158        $ 31
                                   ====== ====== ======    ====        ====
Equipment acquired under capital
 leases of discontinued
 operations......................  $   80   $--    $228    $--         $--
                                   ====== ====== ======    ====        ====

   In 1996, the Company paid approximately $43,000 of declared distributions to equity holders, with the remainder of approximately $187,000 of distributions declared in 1996, 1997 and 1998, converted to capital in 1998.

   In February 1999, the Company completed a spin-off of Cleartel, distributing all of the shares of common stock to its stockholders on a pro rata basis and recorded a dividend of $43,000 for the equity of Cleartel.

   In February 1999, the Company issued 1,119,679 Series B shares to stockholders of the Company, in exchange for indebtedness, including accrued interest, totaling $4,557,000 payable by the Company to the stockholders. The Company also converted related party debt of $1,083,000 to equity.

3.Spin-off/Discontinued Operations:

   On February 12, 1999, the Company completed a spin-off of Cleartel, its operator and long-distance services subsidiary, pursuant to which ownership of Cleartel was transferred to the Company's stockholders. The Company distributed all of the shares of common stock to its stockholders on a pro rata basis, and the holders of options to acquire the Company's stock and warrants were granted stapled rights to acquire shares in Cleartel. For financial reporting purposes, the Company has presented the results of operations for Cleartel as

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

discontinued operations. A summary of the statement of the assets and liabilities of discontinued operations are as follows (in thousands):

                                                  December 31, Date of Spin-Off
                                                      1998     February 12, 1999
                                                  ------------ -----------------
                                                                  (Unaudited)
   Balance Sheets
   Cash.........................................    $    21         $    1
   Accounts receivable, net of allowance for
    doubtful accounts of $1,450 and $1,395,
    respectively................................      2,224          2,129
   Notes receivable, current....................        530            437
   Advances receivable from CAIS................      5,342          4,941
   Prepaid expenses and other assets............         53             59
                                                    -------         ------
     Total current assets.......................      8,170          7,567
                                                    -------         ------
   Property and equipment, net of accumulated
    depreciation of $3,142 and $3,201,
    respectively................................      1,305          1,260
   Notes receivable, net of current portion.....        607            632
   Other noncurrent assets......................         24             27
                                                    -------         ------
     Total noncurrent assets....................      1,936          1,919
                                                    -------         ------
     Total assets...............................    $10,106         $9,486
                                                    =======         ======
   Accounts payable and accrued liabilities.....    $ 5,410         $4,827
   Borrowings under receivable-based financing..      2,714          3,027
   Capital leases, current......................         81             77
                                                    -------         ------
     Total current liabilities..................      8,205          7,931
                                                    -------         ------
   Notes payable to related party...............      2,100          1,450
   Accrued interest to related party............        411            --
   Capital leases, net of current portion.......         69             62
   Other liabilities............................         21            --
                                                    -------         ------
     Total liabilities..........................     10,806          9,443
                                                    -------         ------
   Owners' (deficit) equity.....................       (700)            43
                                                    -------         ------
     Total liabilities and owners' deficit......    $10,106         $9,486
                                                    =======         ======
   Statement of Changes in Owners' Deficit
   Beginning owners' deficit, December 31,
    1998........................................                    $ (700)
   Conversion of related party debt to equity...                     1,083
   Net loss.....................................                      (340)
                                                                    ------
   Ending owners' equity, February 12, 1999.....                    $   43
                                                                    ======

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


   A summary of results for the discontinued operations are as follows (in thousands):

                                                         Three Months Ended
                            Year Ended December 31,           March 31,
                            -------------------------  -----------------------
                             1996     1997     1998       1998        1999
                            -------  -------  -------  ----------- -----------
                                                       (Unaudited) (Unaudited)
Statements of Operations:
Net revenues............... $32,484  $33,959  $27,424    $7,290      $2,340
Operating expenses:
  Cost of services.........  19,685   19,319   17,880     4,530       1,748
  Selling, general, and
   administrative..........  10,475   11,158    8,996     2,292         796
  Depreciation and
   amortization............     684      668      519       162          58
                            -------  -------  -------    ------      ------
    Total operating
     expenses..............  30,844   31,145   27,395     6,984       2,602
                            -------  -------  -------    ------      ------
Income (loss) from
 operations................   1,640    2,814       29       306        (262)
Interest expense, net of
 interest income...........     811      783      734       145          78
                            -------  -------  -------    ------      ------
Income (loss) before
 taxes.....................     829    2,031     (705)      161        (340)
(Provision) benefit for
 state taxes...............     (30)    (108)      34        (7)        --
                            -------  -------  -------    ------      ------
Net income (loss).......... $   799  $ 1,923  $  (671)   $  154      $ (340)
                            =======  =======  =======    ======      ======

   The results above for the three months ended March 31, 1999 reflect the operations of Cleartel through February 12, 1999, the effective date of the spin-off.

   Income (loss) related to discontinued operations reflect those revenues and expenses directly incurred by Cleartel and allocations of shared corporate costs based primarily on methodologies established by management between the Company and Cleartel to reflect the cost sharing agreement between both companies.

   During the years ended December 31, 1996, 1997, and 1998, CAIS and Cleartel shared certain support services such as bookkeeping, information systems, and advertising and marketing support. After the spin-off, the Company will provide these services at cost plus a fixed percentage until Cleartel replaces this arrangement with its own services in 1999. Amounts charged for services are included as an offset to the respective operating expenses in the accompanying statements of operations. A summary of these transactions are as follows (in thousands):

                                     Year Ended    Three Months Ended March
                                    December 31,              31,
                                   -------------- ---------------------------
                                   1996 1997 1998    1998        1999
                                   ---- ---- ---- ----------- -----------
                                                  (Unaudited) (Unaudited)
   Bookkeeping, MIS, advertising,
    and marketing support......... $272 $302 $227     $53         $60
   Office lease................... $159 $161 $164     $40         $40

   Through the date of the spin-off, profits and cash flows from Cleartel were used to finance operating losses at CAIS. This obligation of the Company as of February 12, 1999, was approximately $4,941,000 and was reduced to $1,991,000 in February 1999 upon cash payments of $1,500,000 and the Company's assumption of related party debt totaling $1,450,000 from Cleartel. Subsequent to February 12, 1999, Cleartel acquired property and equipment on behalf of the Company pursuant to transactions in process prior to February 12, 1999 totaling $335,000 which is included in amounts due to Cleartel as of March 31, 1999. The remaining balance is due at the earlier of thirty days after the closing date of the anticipated IPO or June 30, 2000.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


4.Acquisition:

   CAIS purchased the capital stock and operations of Capital Area on May 10, 1996 for a purchase price of approximately $3,100,000, including penalties related to closing delays. The purchase price (plus the closing delay penalties) was paid to the sellers at closing and was financed through loans of $2,000,000 from a bank (Note 8), $1,000,000 from a stockholder and $100,000 from another stockholder (Note 9). The purchase price was allocated as follows: tangible assets, principally cash, accounts receivable and property and equipment of approximately $1,143,000; assumed liabilities of $(445,000); and goodwill of approximately $2,402,000.

   The goodwill is being amortized over three years. The Company accounted for the acquisition under purchase accounting.

5. Property and Equipment:

   Property and equipment consists of the following (in thousands):

                                                 December 31,       March 31,
                                                 --------------  ---------------
                                                  1997    1998      1999
                                                 ------  ------  -----------
                                                                 (Unaudited)
      Internet equipment........................ $  660  $1,287    $1,599
      OverVoice equipment.......................    --      802       766
      Computer hardware and software............    154     384       446
      Office furniture and fixtures.............    662     747     1,336
      Leasehold improvements....................     46     207       910
                                                 ------  ------    ------
                                                  1,522   3,427     5,057
      Less: Accumulated depreciation............   (373)   (789)     (974)
                                                 ------  ------    ------
                                                 $1,149  $2,638    $4,083
                                                 ======  ======    ======

6.Accounts Payable and Accrued Expenses:

   Accounts payable and accrued expenses consist of the following (in thousands):

                                                   December 31,     March 31,
                                                   ------------- ---------------
                                                    1997   1998     1999
                                                   ------ ------ -----------
                                                                 (Unaudited)
      Accounts payable............................ $  823 $2,917   $2,675
      Accrued salaries and vacation...............     69    186      720
      Accrued legal settlement (Note 12)..........    --     500      250
      Accrued professional fees...................     60    495    1,485
      Accrued interest............................     27    150       74
      Deferred rent, current portion..............    --     --        80
      Other.......................................     59    148      181
                                                   ------ ------   ------
                                                   $1,038 $4,396   $5,465
                                                   ====== ======   ======

7.Loan:

   On September 4, 1998, the Company signed an agreement for a $7 million Loan with an investment banking firm. The Loan required a commitment fee and a facility fee totaling $345,000. The Loan was for a six-month term, converting to a five-year Senior Note if not repaid prior to expiration of the initial term. In

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

February 1999, the initial term was extended to September 1999 for an additional fee of $210,000. Borrowings bear interest at a rate of LIBOR plus 5 percent (10.625 percent as of December 31, 1998). The Loan was secured by substantially all of the assets of the Company and Cleartel. The Loan contains certain covenants and restrictions, including, but not limited to, limitations on additional indebtedness, acquisition or transfer of assets, payment of dividends, new ventures or mergers, and issuance of additional equity. In February 1999, the agreement was revised such that Cleartel is no longer a borrower and Cleartel's assets no longer serve as security for the loan. In addition, the revised agreement allows specific indebtedness and specific equity issuances. The use of proceeds is limited to repayment of the Bank Loan, funding for OverVoice expenditures, and general corporate purposes. The weighted-average interest rate under the Loan for the year ended December 31, 1998 and the three months ended March 31, 1999 was approximately 10 percent. The amount of interest expense incurred related to the Loan, including amortization of the debt discount and deferred debt financing costs totaled approximately $747,000 during 1998, and approximately $645,000 for the three months ended March 31, 1999.

   In connection with the Loan, the Company issued the investment banking firm warrants to acquire 3 percent of the fully diluted outstanding shares of common stock of the Company or 390,000 shares at September 4, 1998. The warrants have an exercise price of $0.01 per share and expire on the tenth anniversary after issuance, or September 4, 2008. The warrants fully vested upon closing of the Loan and include certain anti-dilution provisions. The fair value of the warrants, totaling approximately $1,226,000, or $3.14 per share, is classified as a component of additional paid-in capital as of December 31, 1998. The warrants were valued using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.55 percent, no dividend yield, expected life of 10 years and expected volatility of 70 percent.

8.Bank Loan and Interest Rate Swap

   In connection with the acquisition of Capital Area on May 10, 1996, the Company obtained a $2,000,000 loan from a bank (the "Bank Loan"). Interest on the Bank Loan accrued at a rate of prime plus one and one-half percent (9.75 percent at that date), with payments on a five-year amortization schedule and a maturity date of May 10, 1999. The Bank Loan was guaranteed by one of the principal stockholders of the Company and was secured by investments from another principal stockholder of the Company.

   On October 17, 1996, CAIS entered into an interest rate swap transaction with the bank, and refinanced the remaining principal balance of approximately $1,833,000 at that time into a new promissory note. Interest on the refinanced note was based on the LIBOR rate, plus 2 percent. The bank also entered into a hedging transaction to control fluctuation in the LIBOR rate, which had the effect of converting the variable interest rate on the Bank Loan into a fixed rate of 8.65 percent as of December 31, 1996.

   On December 5, 1997, CAIS again refinanced the Bank Loan to increase the principal balance outstanding at that time of $1,400,000 to the original $2,000,000, thus netting CAIS $600,000 in cash proceeds. In addition, the maturity date of the refinanced Bank Loan and the swap agreement was extended to December 10, 2000.

   On September 4, 1998, the entire Bank Loan principal and interest and interest rate swap totaling $1,782,000 was paid off with proceeds from the Loan (see Note 7). The amount of interest expense incurred related to the Bank Loan was $115,000, $137,000, and $151,000 for the years ended December 31, 1996,
1997, and 1998, respectively.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

9.Transactions with Related Parties:

Notes Payable to Related Parties

   Notes payable to related parties of $1,515,000 and $1,983,000 as of December 31, 1997 and 1998, respectively, consist of notes payable to stockholders with interest accruing at annual rates of 10 to 13 percent. In February 1999, related party notes totaling $4,433,000, including the $1,983,000 outstanding as of December 31, 1998, the $1,450,000 assumed from Cleartel, and the $1,000,000 borrowed in 1999, were converted into Series B Cumulative Mandatory Redeemable Convertible Preferred Stock (see Note 10).

   Interest expense of approximately $97,000, $131,000, and $128,000 was accrued during the years ended December 31, 1996, 1997, and 1998, respectively, and approximately $36,000 for the three months ended March 31, 1998, related to related party loans.

   In January 1999, a principal stockholder lent $1,000,000 to the Company under a note which accrues interest quarterly at 10 percent with principal due on the earlier of thirty days after the closing date of the anticipated IPO or March 31, 2000. As described above, the note was converted into cumulative mandatory redeemable convertible preferred stock in February 1999.

Related Party Lease

   During the years ended December 31, 1996, 1997 and 1998, the Company leased a building in Washington D.C. for their corporate headquarters from a stockholder. Rent expense of $180,000 was incurred for this lease during the years ended December 31, 1996, 1997, and 1998, and $45,000 and $18,000 for the three months ended March 31, 1998 and 1999, respectively. In February 1999, the Company relocated to a new building in Washington, D.C. that is approximately 45 percent owned by the same stockholder and his spouse.

10.Stockholders' Deficit:

Common Stock

   On April 22, 1998, an individual invested $1,000,000 in the Company in exchange for approximately 317,000 shares of common stock. Since the Company had not yet been reorganized, the investor received a 2.439 percent equity interest in CAIS and Cleartel, subject to any future corporate restructurings.

   In February 1999, the Company increased its authorized common stock from 25,000,000 to 100,000,000 shares of common stock.

Convertible Preferred Stock

   In February 1999, the Company authorized the issuance of up to 25,000,000 shares of preferred stock, par value $0.01 per share. Of these authorized shares, 2,827,168 shares have been designated as Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Shares") and 1,119,679 shares have been designated as Series B Cumulative Mandatory Redeemable Convertible Preferred Stock, par value $0.01 per share (the "Series B Shares").

   In February 1999, after the Spin-off, the Company issued 2,827,168 Series A Shares to an entity controlled by a director of the Company and to a related party to the investment banking firm that provided the Loan to the Company for total gross proceeds of $11,500,000. The Company received $3,500,000 in cash, $1,500,000 of which was used to pay amounts due to Cleartel, and an unconditional promissory note due in

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

March 1999 for the remaining $8,000,000. The Series A Shares are convertible at the option of the holder, initially on a one-to-one basis into common stock. The shares automatically convert into common stock upon certain events including a qualified IPO as defined in the certificate of incorporation. The Series A Shares are entitled to a liquidation preference equal to $11,500,000, plus a return of 8 percent per annum thereon, and all accrued but unpaid dividends thereon. The Series A Shares vote with the common stock on an as converted basis. The Series A Shares contain certain protective provisions regarding significant business decisions affecting the Company's future operations such as to increase the number of shares designated as Series A; pay or declare dividends or redeem, repurchase or acquire shares of junior stock; enter into certain employment agreements; enter into an acquisition, merger, reorganization or re-capitalization transaction; enter into financial commitments in excess of $250,000; and, liquidate or dissolve the Company, among other protective provisions. The holders of the Series A Shares may require the Company to redeem the shares on February 1, 2004 at a price equal to the greater of the liquidation preference or the fair market value. The Company also issued to the purchasers of the Series A Shares, warrants to purchase a number of shares of common stock equal to 3.0% of the total number of shares outstanding on a fully diluted basis at the close of the IPO. The warrants will have an exercise price equal to the price per share of common stock at the IPO, and will vest upon the earlier of the closing of an IPO, or a change of ownership or insolvency as defined in the certificate of incorporation. The warrants expire on the earlier of February 19, 2009, or the date five years after the warrants are first exercisable. The fair value of the warrants will be estimated using the Black-Scholes option pricing model based upon the price per share of common stock at the date of the IPO.

   In February 1999, after the Spin-off, the Company issued 1,119,679 Series B Shares to stockholders of the Company, in exchange for indebtedness, including accrued interest, totaling $4,557,000 payable by the Company to the stockholders. Upon consummation of a qualified IPO, as defined, the Company is required to redeem for cash $3,000,000 of the face amount of the Series B Shares, plus a return of 8 percent per annum thereon, and all accrued but unpaid dividends thereon. Any remaining Series B Shares convert into common stock at the IPO on the earlier of a qualified IPO at the IPO price or the conversion of the Series A Shares upon a nonqualified IPO. The Series B Shares are entitled to a liquidation preference of $4,557,000, a return of 8 percent per annum thereon, plus all accumulated but unpaid dividends thereon. The Series B Shares vote with the common stock on a one-for-one basis. The Series B Shares also contain certain protective provisions regarding significant business decisions affecting the Company's future operations, including voting rights with respect to increasing the number of shares designated as Series B Shares, paying or declaring dividends to redeem, repurchase or acquire shares of junior stock, and liquidating or dissolving the Company.

Executive Stock Options
   During 1997, the Company issued stock options to two members of executive management as part of their four-year employment contracts. Since the Company had not yet been reorganized at the time of the grants, the executives received options to purchase equal interests in CAIS, Inc. and Cleartel. In February 1997, one of the members of executive management received options to acquire approximately 301,000 shares of common stock at an exercise price of $1.19 per share. One-third of these options vest on the earlier of the end of year three of the employment contract or the date immediately prior to the earliest to occur of: (i) the effective date of a registration statement; or (ii) the pricing of the IPO; or (iii) the execution and delivery of an underwriting agreement related to an IPO, and the remainder at the end of year four of the employment contract. In September 1997, another member of executive management received options to acquire approximately 1,733,000 shares of common stock at an exercise price of $0.9732 per share. Approximately 97,000 options fully vest on April 1, 1999. Of the remaining 1,636,000 options, 50 percent vest at the end of employment years three and four, respectively. If the Company completes an IPO prior to the end of employment year two, 75 percent of these remaining options will vest on the date immediately prior to the earliest to occur of:
(i) the effective date of a registration statement; or

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

(ii) the pricing of the IPO; or (iii) the execution and delivery of an underwriting agreement related to an IPO or the end of year three of the employment contract, whichever is earlier, with the remaining 25 percent vesting at the end of employment year four.

   As a result of these grants, the Company recorded deferred compensation of $4,930,000 to be amortized over the vesting period relating to these options. The amount of deferred compensation was based upon the difference between the estimated fair market value of the Company at the date of the grants and the applicable exercise prices. Accordingly, the Company amortized $616,000 and $1,426,000 for the years ended December 31, 1997 and 1998, respectively, and $356,000 for the three months ended March 31, 1999, in the consolidated statements of operations.

Employee Stock Option Plan

   On March 24, 1998, the Company's stockholders approved the 1998 Equity Incentive Plan (the "Stock Option Plan"). In February 1999, the Stock Option Plan was amended and currently provides for the grant of both incentive and nonstatutory stock options to eligible employees and consultants of the Company and reserves 1,500,000 shares of common stock for issuance under the Stock Option Plan. Options granted under the Stock Option Plan must have an exercise price of no less than fair market value of the Company's common stock at the date of grant and expire ten years after grant date. As of December 31, 1998, approximately 912,000 shares were outstanding under the Stock Option Plan. The stock options outstanding under the Stock Option Plan generally vest over three to four year periods.

   A summary of the Company's aggregate stock option activity and related information under the Stock Option Plan, including the Executive Stock Options, is as follows (in thousands, except per share prices):

                            Year Ended        Year Ended       Three Months
                           December 31,      December 31,     Ended March 31,
                               1997              1998              1999
                         ----------------- ----------------- -----------------
                                 Weighted-         Weighted-         Weighted-
                                  Average           Average           Average
                                 Exercise          Exercise          Exercise
                         Options   Price   Options   Price   Options   Price
                         ------- --------- ------- --------- ------- ---------
                                                                (Unaudited)
Options outstanding at
 beginning of period....    --     $ --     2,034    $1.00    2,946    $1.66
Granted.................  2,034     1.00      960     3.13      460     4.31
Exercised ..............    --       --       --       --       --       --
Forfeited...............    --       --        48     3.07       25     3.70
                          -----    -----    -----    -----    -----    -----
Options outstanding at
 end of period..........  2,034    $1.00    2,946    $1.66    3,381    $2.01
                          =====    =====    =====    =====    =====    =====
Options exercisable at
 end of period..........    --     $--        --     $ --       --     $ --
                          =====    =====    =====    =====    =====    =====

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


   Exercise prices for options outstanding under the Stock Option Plan and for the Executive Stock Options as of December 31, 1998, are as follows:

                    Number of Options   Weighted-Average
  Range of Exercise    Outstanding    Remaining Contractual Weighted-Average
       Prices        (in thousands)       Life in Years      Exercise Price
-----------------   ----------------- --------------------- ----------------
      $0.97               1,733               8.67               $0.97
      $1.19                 301               8.42               $1.19
      $3.07                 866               9.31               $3.07
      $4.31                  46               9.96               $4.31
   -----------            -----               ----               -----
   $0.97-$4.31            2,946               8.85               $1.66
   ===========            =====               ====               =====

   The Company has elected to account for stock and stock rights in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

   Had compensation cost for the Company's employee stock options been determined based on fair value at the grant date, consistent with the provisions of SFAS No. 123, the Company's net loss from continuing operations and loss per share from continuing operations would have been (in thousands, except per share data):

                                                             1997      1998
                                                            -------  --------
   Loss from continuing operations pro forma............... $(5,298) $(12,814)
   Basic and diluted loss per share from continuing
    operations pro forma................................... $ (0.55) $  (1.30)

   The fair value of options granted in the years ended December 31, 1997 and 1998 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.68 and 4.55 percent, respectively, no dividend yield, weighted-average expected lives of the options of 4 years, and expected volatility of 70 percent. There were no options granted in 1996.

   The weighted-average fair value of options granted during the year ended December 31, 1997 and 1998, were $2.64 and $1.75, respectively. For purposes of pro forma disclosures, the estimated fair value of the options are amortized to expense over the estimated service period. The options granted in 1997 were granted below fair market value, while options granted in 1998 were granted at fair market value.

   In January and February 1999, under the 1998 Equity Incentive Plan, the Company granted 280,000 incentive stock options to employees with an exercise price of $4.31 per share. The stock options expire ten years after grant and vest over three to four years.

11. Income Taxes:

   Until the Company's Reorganization in October 1998, all earnings and losses were passed through to the individual equity holders. At December 31, 1998, the Company had net operating loss carryforwards of approximately $3,954,000 for income tax purposes that expire in 2018. Net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of changes in ownership pursuant to Section 382 of the Internal Revenue Code.

   The Spin-off of Cleartel in February 1999 was a taxable transaction. Accordingly, the Company will be subject to income taxes on the excess of the fair value of the spun-off assets (stock) over the Company's basis in the assets distributed. Management believes that the net operating losses available for carryforward into 1999

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

together with the losses expected to be generated in 1999 will offset any potential gain for income tax purposes. To the extent that net operating losses are used to offset the taxable gain upon the Spin-off, such operating losses will not be available to offset any future operating income. If carryforward losses are used to offset the gain from the Spin-off, the Company may be subject to the Alternative Minimum Tax ("AMT"). Any AMT imposed would be allowed as a credit to offset future regular tax liability.

   Significant components of the Company's net deferred tax asset as of December 31, 1998 are as follows (in thousands):

                                                                             ---
Deferred tax assets:
  Net operating loss carryforwards................................. $ 1,582
  Unearned stock compensation......................................     817
  Allowance for doubtful accounts..................................     635
  Book over tax goodwill...........................................     190
  Accrued vacation.................................................      56
  Other deferred tax assets........................................     154
                                                                    -------  ---
  Total deferred tax assets........................................   3,434
Deferred tax liabilities:
  Tax over book depreciation.......................................     (84)
                                                                    -------  ---
Net deferred tax asset.............................................   3,350
Valuation allowance for net deferred tax assets....................  (3,350)
                                                                    -------  ---
                                                                    $   --
                                                                    =======  ===

   The Company has determined that the net deferred tax assets as of December 31, 1998 do not satisfy the recognition criteria set forth in SFAS No. 109. Accordingly a valuation allowance was recorded against the applicable net deferred tax assets.

12. Commitments and Contingencies:

Leases

   The Company leases office space under noncancellable operating leases, one of which was from a related party (see Note 9). The Company entered into a new lease in 1999 for office space for its corporate headquarters. The lease term commenced in February 1999 for a period of ten years. The initial base annual rent is approximately $861,000 per year with annual rent escalations of 2 percent each year thereafter. The Company recognizes rental expense on a straight-line basis over the lease term based on the total lease commitment, including escalations. Deferred rent as of March 31, 1999 primarily reflects the value of leasehold improvements paid for by the landlord. The Company will have no remaining lease obligation in its existing corporate headquarters office space, after it has completed the office move.

   The new building is approximately 45% owned by one of the principal stockholders of the Company and his wife. The Company believes that the terms of the lease, including the rental rate, are at least as favorable to the Company as those which could have been negotiated with an unaffiliated third party.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

   Total rental expense for operating leases, including related party rent, was approximately $241,000, $300,000, and $329,000 for the years ended December 31, 1996, 1997, and 1998 and $41,000 and $106,000 for the three months ended March 31, 1998 and 1999, respectively.

   Minimum future lease payments at December 31, 1998 are as follows (in thousands):

                                                                       Operating
                                                                        Leases
                                                                       ---------
   1999...............................................................  $  910
   2000...............................................................   1,042
   2001...............................................................   1,008
   2002...............................................................     914
   2003...............................................................     932
   2004 and thereafter................................................   5,080
                                                                        ------
                                                                        $9,886
                                                                        ======

OverVoice Litigation

   The Company, one of its principal officers and the corporate inventor of OverVoice (the "Corporate Inventor") were named as defendants in a federal civil action filed in the Eastern District of New York in September 1998. The plaintiff alleged patent infringement, unfair competition, breach of contract and related claims. On January 24, 1999, the parties in this litigation signed a Settlement Agreement (the "Settlement"). Under the terms of the Settlement, the Company agreed to pay the plaintiff $500,000 as follows: $250,000 upon dismissal of this action, $150,000 on or before July 1, 1999, and $100,000 on or before July 1, 2000. The Company also issued the plaintiff 25,000 shares of common stock and agreed to issue additional shares if the 25,000 shares, multiplied by the price at which shares are issued in this offering, does not equal or exceed $250,000. In exchange, the plaintiff also agreed to modify their exclusive license agreement with the Corporate Inventor to a nonexclusive agreement. As a result, the Company now has the right to install the OverVoice technology in single family residences and food establishments. Along with the cash settlement, the Company expensed the fair value of the 25,000 shares of common stock issued together with the fair value of the commitment to issue additional shares contingent on the offering price in the accompanying statement of operations for the year ended December 31, 1998. The Company also granted the plaintiff the right to purchase an additional 25,000 shares of common stock at the offering price in any IPO. The fair value of this right was nominal.

   From time to time, certain other claims and suits have been filed or are pending against the Company and senior management. In management's opinion, resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations (see Note 15).

Network Capacity

   In June 1998, CAIS signed a Memorandum of Understanding ("MOU") with Qwest Communications, Inc. This agreement provides the basis for a long-term contractual relationship to provide considerable nationwide bandwidth capacity at prices which are significantly below the Company's current cost structures. Although the agreement calls for a commitment to purchase $100 million of services over a ten-year period, the commitment for the first three years of the agreement only totals $5 million.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

License and Royalty Agreement

   In November 1996, the Company and the Corporate Inventor entered into a license agreement that provided the Company with an option to acquire an exclusive license to use, make, sub-license or sell the OverVoice technology, subject only to certain geographical and pre-existing contract limitations described in the license agreement. The Company paid $50,000 for this option and an additional $50,000 when it exercised its option to acquire the license in April 1997. Unless the Company terminates the license agreement, it will remain in effect until the lapse of the last patent existing at the time of the agreement or any additional patents filed during the term. Following the exercise of the option, the Company agreed to expend up to $200,000 for research and development efforts to design and build a system that incorporated the patented technology, and to hire the individual inventor of OverVoice ("Individual Inventor") for a two year consulting contract.

   The license agreement calls for royalties to be paid to the Corporate Inventor equal to a variable percentage of net revenues, depending both upon the specific type of service provided and the total annual revenue from all services. The royalty percentage for services in which the Company is an active participant either by selling proprietary equipment or by selling Internet services ranges up to 5.5%. In cases where the Company is an inactive participant and merely sub-licenses its rights, the Corporate Inventor receives a royalty percentage that ranges from 40-70%. Management plans to remain an active participant in all or substantially all OverVoice activities at this time.

   The Company has annual royalty obligations to the Corporate Inventor of $100,000 for 1998 and increasing to a maximum of $250,000 per year during the term of the agreement, unless the license agreement is terminated at the Company's option.

   In August 1997, the Corporate Inventor and the Company signed an amendment that states that the Company would advance funds for approved expenses related to patent applications. As of December 31, 1997 and 1998, respectively, the Company has recorded notes receivables for patent fund advances totaling $38,000 and $82,000. These notes receivable balances have been fully reserved in the accompanying consolidated balance sheets.

   In a January 1999 amendment, the Company and the Corporate Inventor agreed to transfer 50% of the patent ownership to the Company.

13. Segment Reporting

   The Company has two reportable segments: "Internet Services" and "OverVoice." During the years presented, the Company derived most of its revenue from the sale of dedicated Internet access services, Web hosting and dial-up Internet access ("Internet Services"). During 1998, the Company began to market dedicated high-speed Internet access to hotels and multiple dwelling units ("MDUs") using OverVoice.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Since OverVoice is a new product, its revenues and costs are being reported on an incremental basis without any allocations of corporate overhead. Interest is allocated based upon the respective percentage of losses before interest of the two segments. The evaluation of the OverVoice segment's performance is only based on the accumulation of revenues and specific costs identified to OverVoice operations.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


   The following is a summary of information about each of the Company's reportable segments that are used by the Company to measure the segment's operations (in thousands):

                                                 Year Ended December 31, 1998
                                                --------------------------------
                                                Internet
                                                Services  OverVoice Consolidated
                                                --------  --------- ------------
Revenues....................................... $ 5,278    $    37    $  5,315
Depreciation and amortization..................   1,263          7       1,270
Interest expense...............................     778        323       1,101
Segment losses.................................  (8,667)    (3,590)    (12,257)
Segment assets.................................   2,404        882       3,286
Expenditures for segment assets................   1,537      1,272       2,809

                                                 Year Ended December 31, 1997
                                                --------------------------------
                                                Internet
                                                Services  OverVoice Consolidated
                                                --------  --------- ------------
Revenues....................................... $ 4,556     $ --      $ 4,556
Depreciation and amortization..................   1,117       --        1,117
Interest expense...............................     244        44         288
Segment losses.................................  (4,247)     (778)     (5,025)
Segment assets.................................   1,615       --        1,615
Expenditures for segment assets................     556       --          556

   All 1996 results relate to the Internet Services segment except for $97,000 of research and development expenses.

                                      Three Months Ended March 31, 1998
                                      ----------------------------------------
                                      Internet
                                      Services      OverVoice    Consolidated
                                      -----------   ----------   -------------
                                                 (Unaudited)
Revenues.............................     $ 1,241         $   1        $ 1,242
Depreciation and amortization........         283           --             283
Interest expense.....................          72            10             82
Segment losses.......................      (1,745)         (516)        (2,261)
Segment assets.......................       1,336           --           1,336
Expenditures for segment assets......          47           --              47

                                      Three Months Ended March 31, 1999
                                      ----------------------------------------
                                      Internet
                                      Services      OverVoice    Consolidated
                                      -----------   ----------   -------------
                                                 (Unaudited)
Revenues.............................     $ 1,590         $  19        $ 1,609
Depreciation and amortization........         342             8            350
Interest expense.....................         543           134            677
Segment losses.......................      (3,719)         (932)        (4,651)
Segment assets.......................       3,984           980          4,964
Expenditures for segment assets......       1,509           221          1,730

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


   The following is a reconciliation of the reportable segments' losses and assets to the Company's consolidated totals (in thousands):

                                      December 31,            March 31,
                                    -----------------  -----------------------
                                     1997      1998       1998        1999
                                    -------  --------  ----------- -----------
                                                       (Unaudited) (Unaudited)
Losses
Total losses for reportable
 segments.......................... $(5,025) $(12,257)   $(2,261)   $(4,651)
Income (loss) from discontinued
 operations........................   1,923      (671)       154       (340)
                                    -------  --------    -------    --------
Consolidated net loss.............. $(3,102) $(12,928)   $(2,107)   $(4,991)
                                    =======  ========    =======    ========
Assets
Total assets for reportable
 segments.......................... $ 1,615  $  3,286    $ 1,336    $  4,964
Total current assets, excluding
 reportable segment assets.........   9,300     8,493      9,513       6,219
Deferred financing and offering
 costs, net........................     --        529        --        2,071
Intangible assets, net.............   1,098       277        906          85
Noncurrent assets of discontinued
 operations........................   2,307     1,936      2,312         --
                                    -------  --------    -------    --------
Consolidated total assets.......... $14,320  $ 14,521    $14,067     $13,339
                                    =======  ========    =======    ========

Major Customer and Geographical Information

   For the year ended December 31, 1998 and the three months ended March 31, 1998 and 1999, one customer in Hong Kong represented 15 percent, 14 percent, and 18 percent, respectively, of the Company's consolidated net revenues. Substantially all other net revenues were earned from customers in the United States. During the year ended December 31, 1998, and the three months ended March 31, 1998 and 1999, this same customer represented 23 percent, 23 percent, and 24 percent of the Company's consolidated cost of services.

14. Regulatory Matters

   At the present time, ISPs like the Company are not subject to direct regulation by the Federal Communications Commission ("FCC") even though they provide Internet access through transmission over public telephone lines. However, as the growth of the Internet industry continues, there has been considerable discussion and debate about whether the industry should be subjected to regulation. This regulation could include universal service subsidies for local telephone services and enhanced communications systems for schools, libraries and certain health care providers. Local telephone companies could be allowed to charge ISPs for the use of their local telephone network to originate calls, similar to charges currently assessed on long distance telecommunications companies. In addition, many state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and excise taxes.

15. Subsequent Events

Collection of Promissory Note
   In March 1999, the Company collected the $8,000,000 unconditional promissory note from the February 1999 issuance of the Series A shares.

Litigation
   On May 10, 1999, the Company settled with a former executive who had previously filed claims against the Company and an indemnified executive officer. In connection with the settlement, the Company granted options to acquire 5,000 shares of common stock at an exercise price of $3.07 per share, and expensed approximately $63,000 for the fair value attributable to this grant based upon a Black-Scholes valuation model.

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
(Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)


   Upon the cessation of the former executive's employment in April 1999, the Company became liable for severance payments equal to six months of the base salary plus a prorated amount equal to six months of cash incentive compensation, totaling approximately $125,000, which was expensed upon cessation of employment.

   On March 25, 1999, the Company filed a patent infringement lawsuit against LodgeNet Entertainment Corp. ("LodgeNet") in Maryland U.S. District Court. The complaint charges LodgeNet with infringement of one of the OverVoice patents, which is directed to the delivery of high-speed audio and video signals over active telephone wiring. The Company and the OverVoice Corporate Inventor jointly own the patent. The Company is in discussions with LodgeNet in an attempt to resolve the matter.

Executive Stock Options and Loan Commitment

   In March and April 1999, the Company issued stock options to two new members of management as part of their three-year employment contracts. The Company granted these executives non-qualified options to acquire 380,000 shares of common stock at an exercise price of $4.31 per share and non-qualified options to acquire 140,000 shares of common stock at an exercise price of $12.00 per share. The options expire ten years after the grant date and vest at a rate of one-third each year of employment. As defined in the stock option agreements, the options will accelerate and fully vest one day prior to a change in control. In the event of an IPO prior to the end of the executives' first year of employment, one-third of the options will vest six months after the effective date of the IPO, and then one-third after each of the second and third years of employment.

   The Company also committed to advance a $400,000 unsecured loan to one of the executives within 30 days following the closing of an IPO. The loan will bear interest at a rate of 7% per annum, with the interest payable quarterly, and the principal amount due 3 years from the date of the loan.

   In April 1999, as part of a third employment agreement and under the 1998 Equity Incentive Plan, the Company issued incentive stock options to a new employee to acquire 45,000 shares of common stock at an exercise price of $12.00 per share. The options vest at a rate of 20,000 options after one year of employment and 12,500 options after each of the second and third employment years, and expire at the end of ten years. As defined in the stock option certificate, the options will fully vest one day prior to the occurrence of a change in control.

   The Company recognized deferred compensation of approximately $1,924,000 for the difference between the estimated fair market value of the Company's stock at the date of grant ($15.00) and the exercise price of $4.31 for options granted in March 1999 to an executive to acquire 180,000 shares of common stock. The Company will record deferred compensation of approximately $2,693,000 for options granted in April 1999 at exercise prices less than $15.00 per share. The compensation expense will be recognized over the respective vesting periods.

Equipment Financing

   On April 13, 1999, the Company and Cisco Systems Capital Corporation entered into a letter agreement for a three-year, $50 million equipment financing facility. Under the facility, $25 million would be available during the first year of the facility and an additional $25 million would be available during the second year of the facility provided the Company meets certain financial performance requirements. Borrowings under the facility would be limited to $12.5 million until completion of the IPO. The first $25 million in borrowings would bear interest at an annual rate equal to three-month LIBOR plus 7.0% (reducing to 6.0% on the first interest payment after this offering). The second $25 million in borrowings would bear interest at an annual rate equal to three-month LIBOR plus 6.0%. The facility will require the Company to meet certain financial covenants including EBITDA targets, revenue targets and leverage and debt service ratios. Borrowings under

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

the facility will be secured by a first priority lien in all Cisco products and services purchased using the facility and, where permitted, by a second priority lien in all other assets of the Company. Closing on the facility is subject to the execution and delivery of definitive agreements for the facility, and there can be no assurance that the facility will be consummated.

   On April 21, 1999, the Company and Nortel Networks entered into a financing letter agreement for a five-year, $30 million equipment financing. The financing would require the Company to meet certain financial covenants including EBITDA targets, revenue targets and leverage and debt service ratios. Borrowings under the financing would be secured by a first priority lien on all Nortel Networks products purchased using the financing. Provision of the financing is subject to approval and the execution and delivery of definitive financial and commercial agreements. In connection with the financing letter agreement, the Company entered into a purchase agreement with Nortel Networks and committed to purchase $10 million of Nortel equipment by April 1, 2000. In addition to this commitment, the Company will be subject to a reduction in its purchase discount percentages after that date if its annual purchases do not exceed $10 million for the year ended April 1, 2001 and $9.9 million for the year ended April 1, 2002.

Warrants and Shares

   On April 23, 1999, in connection with an amendment to the Company's master agreement with an OverVoice customer (the "Customer") to provide the Company with exclusive rights and to extend the contract term, the Company issued warrants to the Customer to purchase 66,667 shares of common stock at an exercise price of $0.01 per share, as an additional contribution by the Company in support of the Customer's marketing of OverVoice. The warrants have been valued at their estimated fair value of $19.00 per share (or approximately $1,267,000 in the aggregate) based upon a Black-Scholes valuation model. The fair value of the warrants will be recorded as an intangible asset and will be amortized over the expected benefit life of the five year contract term. In connection with the warrants, the Customer received certain demand and incidental registration rights. The warrants expire on April 23, 2004. Commencing upon the effective date of the IPO, the Customer has a put option to sell all of the warrants (or shares of the Company issued pursuant to the exercise of the warrants) back to the Company at the IPO price per share. The put option expires ninety days following the earlier of: (1) the effective date of the first registration statement that includes any warrant shares for resale and (2) the date on which the Customer may sell all of the warrant shares within a three-month period pursuant to the 1933 Securities Act Rule 144. Due to the existence of the put rights, the value ascribed to the warrants will not be included within stockholders' equity until the put option expires.

   In addition, on April 23, 1999, the Company signed an agreement with the Customer to jointly pursue the development of future guest and meeting room digital entertainment solutions in the Customer's properties. The agreement provides for the Customer and the Company to jointly develop new applications for the use of OverVoice in the Customer's hotels, which could enable the Company to offer services other than high-speed Internet access, such as video and audio services. The specific terms of the joint development program, including the rights and obligations of the Company and the Customer, have not been determined. However, under the letter agreement, the Customer has no obligation to finance any portion of this program, and the Company is primarily responsible for the development of and funding of the program.

   To evidence its commitment to the program, the Company will issue 133,000 shares of its common stock to an account that will be jointly controlled by the Company and the Customer. The Customer will have the

                              CAIS INTERNET, INC.
                      (formerly CGX Communications, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded) (Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is Unaudited)

right to dispose of 66,500 shares at any time, provided that the proceeds from any sale are applied to the costs of the program. To facilitate any such resale, the Company has granted the Customer demand and incidental registration rights. The remaining 66,500 shares of the Company's common stock will be retained in the account to further secure the Company's commitment to develop this program.

   In the event that after two years the Customer and the Company are unable to agree on the direction and goals of the program, the Customer will be entitled to retain the 66,500 shares of common stock (to the extent that the Customer has not previously disposed of these shares) which it has the right to dispose of, and the remaining 66,500 shares in the account will be returned to the Company. The Company will expense the fair value of the 66,500 shares upon issuance to the Customer as start-up activities for which there can be no assurance of future benefit. The accounting for the 66,500 shares in the Company controlled account will be determined by their ultimate disposition.

                    Report of Independent Public Accountants

To Capital Area Internet Service, Inc.:

We have audited the accompanying statements of operations, changes in stockholders' equity and cash flows of Capital Area Internet Service, Inc. (a Virginia S corporation), for the period from January 1, 1996, to May 10, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Capital Area Internet Service, Inc. and its cash flows for the period from January 1, 1996, to May 10, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
February 19, 1999

                      CAPITAL AREA INTERNET SERVICE, INC.
                             (Predecessor Company)

                            STATEMENT OF OPERATIONS

              For the Period From January 1, 1996 to May 10, 1996
                                 (In Thousands)

Net revenues............................................................ $1,287
Cost of services........................................................    323
Operating expenses:
  Selling, general and administrative...................................    339
  Depreciation..........................................................     42
                                                                         ------
      Total operating expenses..........................................    381
                                                                         ------
Income from operations..................................................    583
  Other income..........................................................      2
                                                                         ------
Net income.............................................................. $  585
                                                                         ======


        The accompanying notes are an integral part of these statements.

                      CAPITAL AREA INTERNET SERVICE, INC.
                             (Predecessor Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

              For the Period From January 1, 1996 to May 10, 1996
                                 (In Thousands)

                                        Common Stock   Additional
                                        --------------  Paid-In   Retained
                                        Shares   Par    Capital   Earnings Total
                                        -------  ----- ---------- -------- -----
Balance, January 1, 1996...............   1,000  $   1    $474     $ 273   $ 748
  Distribution to stockholders.........     --     --      --       (500)   (500)
  Net income...........................     --     --      --        585     585
                                        -------  -----    ----     -----   -----
Balance, May 10, 1996..................   1,000  $   1    $474     $ 358   $ 833
                                        =======  =====    ====     =====   =====



        The accompanying notes are an integral part of these statements.

                      CAPITAL AREA INTERNET SERVICE, INC.
                             (Predecessor Company)

                            STATEMENT OF CASH FLOWS

              For the Period From January 1, 1996 to May 10, 1996
                                 (In Thousands)

Cash flows from operating activities:
  Net income............................................................ $ 585
  Adjustments to reconcile net income to net cash provided by operating activities-
    Depreciation........................................................    42
    Changes in operating assets and liabilities:
      Accounts receivable, net..........................................   (11)
      Inventory.........................................................    57
      Other current assets..............................................   (15)
      Accounts payable..................................................    85
      Accrued liabilities...............................................    95
      Unearned revenues.................................................    62
                                                                         -----
        Net cash provided by operating activities.......................   900
                                                                         -----
Cash flows from investing activities:
  Purchases of property and equipment...................................  (225)
                                                                         -----
        Net cash used in investing activities...........................  (225)
                                                                         -----
Cash flows from financing activities:
  Distribution to shareholders..........................................  (500)
                                                                         -----
        Net cash used in financing activities...........................  (500)
                                                                         -----
Net increase in cash....................................................   175
Cash at January 1, 1996.................................................   113
                                                                         -----
Cash at May 10, 1996.................................................... $ 288
                                                                         =====


        The accompanying notes are an integral part of these statements.

                      CAPITAL AREA INTERNET SERVICE, INC.
                             (Predecessor Company)

                         NOTES TO FINANCIAL STATEMENTS

              For the Period From January 1, 1996 to May 10, 1996

1.Business Description:

   Capital Area Internet Service, Inc. ("Capital Area"), a Virginia S corporation, was formed in October 1995 as a tier one Internet services provider connecting with other major Internet providers at various equipment locations in the United States.

   Capital Area was formerly known as Pimmit Run Research, a sole proprietorship, from 1993 until its name and structure change in 1995.

   Capital Area was acquired on May 10, 1996, by the owners of Cleartel through their commonly-controlled Virginia "S" corporation, CAIS. CAIS purchased the capital stock and operations of Capital Area for a purchase price of approximately $3,100,000. The purchase was accounted for under purchase accounting.

2.Significant Accounting Principles:

Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

   The Company records revenues for all telecommunications services when the services are provided to customers. Amounts for services billed in advance of the service period are recorded as unearned revenues.

Cost of Services

   Cost of services represents primarily recurring expenses for the lease of data facilities from national and local fiber providers. These direct charges include long haul bandwidth and local interconnection charges.

Income Taxes

   Capital Area was not subject to federal income taxes for the period from January 1 through May 10, 1996. Any federal tax effects on Capital Area were passed through to the Subchapter S shareholders.

3.Stockholders' Equity:

   As of May 10, 1996, prior to the acquisition, Capital Area had 5,000 shares of no par common stock authorized for issuance. Of these authorized shares, 1,000 shares were issued and outstanding to two individuals. In April 1996, the shareholders received a distribution totaling $500,000 for taxes related to the period prior to May 10, 1996.

4.Commitments and Contingencies:

Leases

   Capital Area leased office space for their headquarters. Total rental expense for operating leases was approximately $36,000 for the period from January 1 through May 10, 1996.

                     [NATIONAL NETWORK MAP APPEARS HERE]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any informa-tion or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

   Until June 14, 1999 (25 days after the date of this prospectus), all deal-ers effecting transactions in the shares of common stock, whether or not par-ticipating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when act-ing as underwriters and with respect to their unsold allotments or subscriptions.

----------------------

 TABLE OF  CONTENTS

----------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Where You Can Find More Information......................................  14
Cautionary Note Regarding Forward-Looking Statements.....................  14
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  18
Selected Financial Data..................................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  31
Management...............................................................  46
Principal Stockholders...................................................  55
Certain Relationships and Related Transactions...........................  56
Description of Capital Stock.............................................  62
Shares Eligible for Future Sale..........................................  67
Underwriting.............................................................  68
Legal Matters............................................................  71
Experts..................................................................  71
Index to Consolidated Financial Statements............................... F-1

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                             [CAIS INTERNET LOGO]

                               6,000,000 Shares

                                 Common Stock

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                                  PROSPECTUS

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                           Bear, Stearns & Co. Inc.

                         Volpe Brown Whelan & Company

                      First Union Capital Markets Corp.

                           Friedman Billings Ramsey

                            Wit Capital Corporation
                               as e-Manager(TM)

                                 May 20, 1999

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